   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 20, 2000


                                                      REGISTRATION NO. 333-39906
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 5
                                       TO
                                    FORM S-1


                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933
                           --------------------------

                             TTM TECHNOLOGIES, INC.

             (Exact name of Registrant as specified in its charter)

              WASHINGTON                                3672                                91-1033443
   (State or other jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    incorporation or organization)          Classification Code Number)                Identification No.)

                             17550 N.E. 67TH COURT
                           REDMOND, WASHINGTON 98052
                                 (425) 883-7575
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------

                               STACEY M. PETERSON
                            CHIEF FINANCIAL OFFICER
                             17550 N.E. 67TH COURT
                           REDMOND, WASHINGTON 98052
                                 (425) 883-7575
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                  PETER D. LYONS, ESQ.                                      PETER T. HEALY, ESQ.
                   SHEARMAN & STERLING                                      O'MELVENY & MYERS LLP
                   1550 EL CAMINO REAL                                     EMBARCADERO CENTER WEST
                  MENLO PARK, CA 94025                                       275 BATTERY STREET
                     (650) 330-2200                                        SAN FRANCISCO, CA 94111
                                                                               (415) 984-8700

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE OFFERED(1)        PER SHARE(2)       OFFERING PRICE(2)   REGISTRATION FEE(3)
Common Stock, $0.001 par value..............       8,625,000             $15.00            $129,375,000            $34,155

(1) The amount of Securities registered includes any Securities which the underwriters have the option to purchase to cover over-allotments, if any, and Securities initially offered or sold outside the United States that may thereafter be sold or resold in the United States.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement contains two forms of prospectus front cover page: (a) one to be used in connection with an offering in the United States and Canada and (b) one to be used in connection with a concurrent offering outside of the United States and Canada. The U.S./Canadian prospectus and the international prospectus are otherwise identical in all respects. The international version of the front cover page is included immediately before
Part II of this registration statement.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 2000.


                                     [LOGO]

                                7,500,000 SHARES
                                  COMMON STOCK


    TTM Technologies, Inc. is offering 5,625,000 shares of its common stock and the selling stockholders are selling an additional 1,875,000 shares. This is our initial public offering and no public market currently exists for our shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "TTMI." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.


                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                             ---------------------

                                                                      PER SHARE                     TOTAL
                                                              -------------------------   -------------------------
Public Offering Price.......................................  $                           $
Underwriting Discounts and Commissions......................  $                           $
Proceeds to TTM Technologies, Inc...........................  $                           $
Proceeds to the Selling Stockholders........................  $                           $

    THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    TTM Technologies, Inc. and some of its existing shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares of common stock, of which up to 843,750 will be sold by us and up to 281,250 will be sold by the selling stockholders, to cover over-allotments.

                            ------------------------

ROBERTSON STEPHENS

          CHASE H&Q

                     DONALDSON, LUFKIN & JENRETTE

                               FIRST UNION SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS             , 2000.

                                 COVER ARTWORK

INSIDE FRONT COVER OF PROSPECTUS:

AT TOP LEFT OF PAGE: TTM Technologies, Inc. logo

CAPTION AT TOP RIGHT OF PAGE: "We assist our customers in bringing sophisticated electronic products to market faster by offering time critical, one-stop manufacturing services for highly complex printed circuit boards."

PICTURES: Four pictures of circuit boards with end product labels, shown in clockwise order, (1) a rectangular circuit board labeled "Mobile
Communications," (2) a circular circuit board labeled "Industrial Test Equipment," (3) a rectangular circuit board labeled "Broadband Networking" and
(4) a rectangular circuit board labeled "Computer Servers."

INSIDE BACK COVER OF PROSPECTUS:

CAPTION AT TOP OF PAGE: "We Employ Advanced Manufacturing Processes to Serve Our Customers' High Technology Needs"

PICTURES: Six pictures, shown in top to bottom order, (1) TTM employee at work on a personal computer labeled "Design for Manufacturing," (2) TTM employees at work in a clean room labeled "Clean Room Photo Imaging," (3) TTM employees at work in a fabrication facility labeled "Panel Developing and Etching and Stripping," (4) TTM employee at work in a laboratory room labeled "Optically Inspecting Circuitry," (5) a laboratory room with laser drilling equipment labeled "Laser Drilling" and (6) TTM employees at work in a laboratory room labeled "100% Electrical Test."

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE COMMON STOCK.

    UNTIL            , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      8
Note Regarding Forward-Looking Statements...................     18
Use of Proceeds.............................................     19
Dividend Policy.............................................     20
Capitalization..............................................     21
Dilution....................................................     23
Unaudited Pro Forma Condensed Consolidated Financial Data...     25
Unaudited Supplemental Pro Forma Condensed Consolidated
  Financial Data............................................     29
Selected Financial Data.....................................     33
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     35
Business....................................................     46
Management..................................................     57
Related Party Transactions..................................     70
Principal and Selling Stockholders..........................     74
Description of Indebtedness.................................     77
Description of Capital Stock................................     78
Shares Eligible for Future Sale.............................     82
United States Tax Consequences to Non-U.S. Holders..........     84
Underwriting................................................     87
Legal Matters...............................................     91
Experts.....................................................     91
Where You Can Find Additional Information...................     93
Index to Consolidated Financial Statements..................    F-1


                            ------------------------

    We have applied for trademark protection of TTM Technologies and the TTM logo. This prospectus contains trademarks and trade names of other companies.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION IN THIS PROSPECTUS, INCLUDING RISK FACTORS, REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING. UNLESS OTHERWISE INDICATED, INFORMATION STATED ON A PRO FORMA BASIS GIVES EFFECT TO OUR JULY 1999 ACQUISITION OF POWER CIRCUITS AT THE BEGINNING OF THE PERIOD IDENTIFIED.

                                  OUR COMPANY

    We provide time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our printed circuit boards serve as the foundation of electronic products such as routers, switches, servers, computer memory modules and communications infrastructure equipment. Our customers include manufacturers of these electronic products, commonly referred to as original equipment manufacturers, and their suppliers, commonly referred to as electronic manufacturing services companies. Our customers primarily serve such rapidly growing segments of the electronics industry as networking, high-end computing, including servers, and computer peripherals. Products within these markets have high levels of complexity and short life cycles as manufacturers continually develop new and increasingly sophisticated technology. Our name, TTM, stands for "time-to-market" because our services enable our customers to shorten the time required to develop new products and introduce them to market.

    We provide our customers with a manufacturing solution that encompasses all stages of an electronic product's life cycle. We utilize a facility specialization strategy in which we place each order in the facility best suited for the customer's particular delivery time and volume needs. These facilities are integrated by using compatible technology and manufacturing processes. Our strategy allows us to optimize our manufacturing operations and provides for efficient movement of orders among facilities resulting in faster delivery times and enhanced product quality and consistency.

    Our one-stop manufacturing solution includes quick-turn and standard delivery time services:

    QUICK-TURN SERVICES:

    We refer to our rapid turn-around services as "quick-turn" because we provide custom-designed printed circuit boards to our customers in as little as 24 hours.

    - PROTOTYPE PRODUCTION. In the design, testing and launch phase of a new electronic product's life cycle, our customers typically require limited quantities of printed circuit boards in a very short period of time. We satisfy this need by manufacturing prototype printed circuit boards in quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

    - RAMP-TO-VOLUME PRODUCTION. After a product has successfully completed the prototype phase, our customers introduce the product to the market and require larger quantities of printed circuit boards in a short period of time. This transition stage between low-volume prototype production and volume production is known as ramp-to-volume. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

    For the year ended December 31, 1999, orders with delivery requirements of 10 days or less represented 32% of our pro forma gross sales and 26% of our historical gross sales. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility which focuses on prototype production and new customer development. Pro forma gross sales at this facility increased by 71% for the first two fiscal quarters 2000, compared with the same period in the prior year.

    STANDARD DELIVERY TIME SERVICES:

    - VOLUME PRODUCTION. Following market introduction, a product proceeds to commercial production in larger quantities with typical industry delivery times of several weeks. Our volume production services include manufacturing up to several thousand printed circuit boards per order with delivery times ranging from three to eight weeks.

    Our quick-turn services provide us with the opportunity to develop relationships with customers using our prototype and ramp-to-volume services and to extend these relationships to include volume production services. During our involvement in the early stages of product development, we can introduce customers to our advanced manufacturing process and technology expertise, thereby increasing our ability to capture our customers' higher complexity volume production business.

    Key aspects of our solution include:

    - TIME-TO-MARKET FOCUSED SERVICES: We deliver highly complex printed circuit boards to customers in as little as 24 hours. This rapid delivery service enables original equipment manufacturers to develop sophisticated electronic products quickly and shorten the products' time-to-market introduction;

    - STRONG PROCESS AND TECHNOLOGY EXPERTISE: We deliver time-critical, highly complex manufacturing services through our manufacturing process and technology expertise. In 1999, 47% of our pro forma gross sales and 48% of our historical gross sales involved the manufacture of printed circuit boards with at least eight layers, an industry accepted measure of complexity. This amount increased to 52% of our gross sales for the first two fiscal quarters 2000. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features; and

    - ONE-STOP MANUFACTURING SOLUTION: We provide a one-stop manufacturing solution to our customers through our specialized facilities, each of which focuses on a different stage of an electronic product's life cycle.

    Our diverse customer base consisted of over 400 customers as of December 31, 1999. In 1999, our top seven original equipment manufacturer customers were ATL Ultrasound, Ciena, Compaq, General Electric, Motorola, NEC and Radisys and our top five electronic manufacturing services customers were ACT Manufacturing, Celestica, ETMA, K*TEC and Solectron.

                                  OUR STRATEGY

    Our goal is to be the leading provider of technologically advanced, time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

    - Targeting additional customers in the high-growth markets we currently serve as well as providers of next-generation technology, including broadband technologies such as optical networking, digital subscriber lines and wireless applications, and data storage technologies such as storage area networks;

    - Further expanding our quick-turn manufacturing capacity to serve our customers' increasing quick-turn demands and the requirements of new customers;

    - Capitalizing on our quick-turn services to capture subsequent volume production opportunities;

    - Continuing to improve our technological capabilities and manufacturing process expertise to further reduce delivery times, improve quality, increase yields and decrease costs; and

    - Pursuing complementary acquisition opportunities to enhance our competitive position by strengthening our service offering and expanding our customer base.

                         ACQUISITION OF POWER CIRCUITS

    In July 1999, we acquired Power Circuits, a printed circuit board manufacturer located in Santa Ana, California. In this acquisition we gained engineering and process expertise tailored specifically to manufacturing printed circuit boards for the quick-turn market and significantly diversified our customer base and end-markets.

                                  OUR ADDRESS

    We were incorporated in Washington in March 1978 as Pacific Circuits, Inc. and changed our name to TTM Technologies, Inc. in December 1999. Our principal executive offices are located at 17550 N.E. 67th Court, Redmond, Washington 98052, and our telephone number at that address is (425) 883-7575.

                                  THE OFFERING


Common stock offered by TTM Technologies.....  5,625,000 shares

Common stock offered by the selling
  stockholders...............................  1,875,000 shares

Common stock to be outstanding after the
  offering...................................  35,550,000 shares

Use of proceeds..............................  We intend to use the approximately
                                               $71.7 million of net proceeds we will
                                               receive from this offering to:

                                               - reduce our indebtedness under our senior
                                                 credit facility;
                                               - eliminate our obligations under our
                                                 retention bonus plan;
                                               - redeem all of our senior subordinated debt;
                                               - redeem all of our subordinated debt; and
                                               - pay management consulting and financial
                                                 advisory fees.
                                               See "Use of Proceeds."

Nasdaq National Market symbol................  TTMI


    The above information is based on 29,925,000 shares outstanding as of July 3, 2000 and excludes:

    - 2,610,460 shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $2.69 per share;

    - 767,220 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $.000026 per share;

    - a total of 3,389,540 shares available for future issuance under our two stock plans, excluding the annual increases in the number of shares authorized under each plan beginning January 1, 2001. See
      "Management--Incentive Plans" for a description of how these annual increases are determined; and

    - shares, having an aggregate fair market value of $1.2 million, to be granted to our employees under our 2000 Equity Compensation Plan. Based on an assumed initial public offering price of $14.00 per share, we expect to grant an aggregate of 85,714 shares.

                            ------------------------

    Unless otherwise indicated, the information in this prospectus:

    - assumes the underwriters will not exercise their option to purchase 1,125,000 additional shares after the closing of this offering; and

    - gives effect to a 380-for-one stock split, which we will complete immediately prior to the completion of this offering.

                       SUMMARY HISTORICAL FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table sets forth a summary of our historical consolidated financial data for the periods presented. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

    We acquired Power Circuits on July 14, 1999. Our historical consolidated statement of income data includes the operating results of Power Circuits since the acquisition date. You should read our "Summary Pro Forma and Supplemental Pro Forma Financial Data" on pages 6 and 7 which is presented to give effect to the acquisition and use of proceeds from this offering.

                                                                                                      FIRST TWO
                                                                  YEAR ENDED DECEMBER 31,          FISCAL QUARTERS
                                                              -------------------------------   ----------------------
                                                                1997       1998       1999        1999          2000
                                                              --------   --------   ---------   --------      --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................................  $76,921    $ 78,526   $ 106,447   $43,774       $88,160
Cost of goods sold..........................................   62,091      65,332      82,200    35,484        60,830
                                                              -------    --------   ---------   -------       -------
Gross profit................................................   14,830      13,194      24,247     8,290        27,330
                                                              -------    --------   ---------   -------       -------
Operating expenses:
  Sales and marketing.......................................    2,533       2,434       3,920     1,198         4,027
  General and administrative................................    2,235       2,188       2,584       790         3,392
  Amortization of intangibles...............................       --          --       2,230        --         2,404
  Amortization of deferred retention bonus(1)...............       --          77       1,849       924           924
  Management fees...........................................       --          13         439       150           500
                                                              -------    --------   ---------   -------       -------
    Total operating expenses................................    4,768       4,712      11,022     3,062        11,247
                                                              -------    --------   ---------   -------       -------
Operating income............................................   10,062       8,482      13,225     5,228        16,083
Interest expense............................................     (578)       (848)    (10,432)   (3,565)       (7,627)
Amortization of debt issuance costs.........................      (28)       (134)       (755)     (265)         (495)
Interest income and other, net..............................      557         927          54         7           209
                                                              -------    --------   ---------   -------       -------
Income before income taxes and extraordinary item...........   10,013       8,427       2,092     1,405         8,170
Income taxes(2).............................................       --          --         836       496         3,032
                                                              -------    --------   ---------   -------       -------
Income before extraordinary item............................   10,013       8,427       1,256       909         5,138
Extraordinary item net of taxes.............................       --          --      (1,483)       --            --
                                                              -------    --------   ---------   -------       -------
Net income (loss)...........................................  $10,013    $  8,427   $    (227)  $   909       $ 5,138
                                                              =======    ========   =========   =======       =======
Earnings per common share:
  Basic.....................................................  $  0.64    $   0.54   $   (0.01)  $  0.06       $  0.17
  Diluted...................................................     0.64        0.54       (0.01)     0.06          0.16
Weighted average common shares:
  Basic.....................................................   15,675      15,675      22,312    15,675        29,925
  Diluted...................................................   15,675      15,675      22,669    15,675        32,029
OTHER FINANCIAL DATA:
Depreciation................................................  $ 2,884    $  3,014   $   3,635   $ 1,541       $ 2,375
Noncash interest expense imputed on debt....................       --          12         455       186           323

------------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) Prior to December 15, 1998, we had made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income. If we had been taxed as a C corporation, assuming an effective federal statutory tax rate of 34%, our income tax expense would have been $3.4 million in 1997 and $2.9 million in 1998 and our net income would have been $6.6 million in 1997 and $5.5 million in 1998. We were not subject to state income taxes in 1997 and 1998 because we only operated in Washington state, a state that does not impose a state income tax.

    The following sets forth our consolidated balance sheet data as of July 3, 2000 on a historical basis and on an as adjusted basis. The as adjusted data gives effect to the offering at an assumed initial public offering price of $14.00, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and our receipt and application of the $71.7 million of net proceeds we will receive from this offering. The as adjusted data reflects a $5.4 million increase to equity which we expect to record in net income in the fiscal quarter in which this offering is completed as a result of non-recurring items generated from the use of our net proceeds from this offering. See "Capitalization" for a description of these items.

                                                                   JULY 3, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
CONSOLIDATED BALANCE SHEET DATA:
Working capital.............................................  $ 14,355    $ 14,355
Total assets................................................   169,513     182,806
Long-term obligations, including current maturities.........   132,706      70,888
Stockholders' equity........................................    21,690      96,801

                                                                                                      FIRST TWO
                                                                  YEAR ENDED DECEMBER 31,          FISCAL QUARTERS
                                                              -------------------------------   ----------------------
                                                                1997       1998       1999        1999          2000
                                                              --------   --------   ---------   --------      --------
SUPPLEMENTAL DATA:
EBITDA(1)...................................................  $13,503    $ 12,500   $  20,993   $ 7,700       $21,995
Cash flows from operating activities........................   11,460       7,517      (2,227)    4,399        12,087
Cash flows from investing activities........................   (9,134)      5,657     (99,906)     (466)       (4,824)
Cash flows from financing activities........................   (3,434)    (16,693)    103,253    (1,900)       (8,014)

------------

(1) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

          SUMMARY PRO FORMA AND SUPPLEMENTAL PRO FORMA FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    The following summary pro forma financial data for the 1999 periods gives effect to our acquisition of Power Circuits as if it had occurred on January 1, 1999. You should read this data along with the "Unaudited Pro Forma Condensed Consolidated Financial Data" and related notes included elsewhere in this prospectus.

    The following summary supplemental pro forma financial data reflects the pro forma financial data for the 1999 periods and the actual historical financial data for the first two fiscal quarters 2000, adjusted to give effect to the application of our estimated net proceeds of $71.7 million from this offering as described in "Use of Proceeds" as if these events had occurred at the beginning of each period. Our supplemental pro forma income statement data for each period has been adjusted to reflect:

    - a reduction in interest expense;

    - a reduction in the amortization of debt issuance costs;

    - the elimination of the deferred retention bonus plan expense;

    - the elimination of management fees; and

    - the income tax effect of the above adjustments.

    You should read the supplemental pro forma financial data along with the "Unaudited Supplemental Pro Forma Condensed Consolidated Financial Data" and related notes included elsewhere in this prospectus. Upon completion of this offering we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of the remaining debt issuance costs related to our senior credit facility. However, this transaction has not been given pro forma effect in the following financial data.

    The summary pro forma and supplemental pro forma financial data is not necessarily indicative of what our results of operations would have been had such transactions occurred at the beginning of the applicable period. Also, the supplemental pro forma financial data does not include a non-recurring increase to net income of $5.4 million which is described in more detail in "Capitalization."

                                                                                  FIRST TWO                  FIRST TWO
                                                     YEAR ENDED                FISCAL QUARTERS            FISCAL QUARTERS
                                                  DECEMBER 31, 1999                 1999                       2000
                                              -------------------------   -------------------------   -----------------------
                                                           SUPPLEMENTAL                SUPPLEMENTAL              SUPPLEMENTAL
                                              PRO FORMA     PRO FORMA     PRO FORMA     PRO FORMA      ACTUAL     PRO FORMA
                                              ----------   ------------   ----------   ------------   --------   ------------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales...................................   $124,315      $124,315      $60,392       $60,392      $88,160      $88,160
Cost of goods sold..........................     91,849        91,849       44,290        44,290       60,830       60,830
                                               --------      --------      -------       -------      -------      -------
Gross profit................................     32,466        32,466       16,102        16,102       27,330       27,330
                                               --------      --------      -------       -------      -------      -------
Operating expenses:
  Sales and marketing.......................      5,243         5,243        2,389         2,389        4,027        4,027
  General and administrative................      3,652         3,652        1,760         1,760        3,392        3,392
  Amortization of intangibles...............      4,807         4,807        2,404         2,404        2,404        2,404
  Amortization of deferred retention
    bonus(1)................................      1,849            --          924            --          924           --
  Management fees...........................        600            --          300            --          500           --
                                               --------      --------      -------       -------      -------      -------
    Total operating expenses................     16,151        13,702        7,777         6,553       11,247        9,823
                                               --------      --------      -------       -------      -------      -------
Operating income............................     16,315        18,764        8,325         9,549       16,083       17,507
Interest expense............................    (14,511)       (7,016)      (7,335)       (3,508)      (7,627)      (3,796)
Amortization of debt issuance costs.........       (887)         (528)        (429)         (264)        (495)        (264)
Interest income and other, net..............        258           258          174           174          209          209
                                               --------      --------      -------       -------      -------      -------
Income before income taxes..................      1,175        11,478          735         5,951        8,170       13,656
Income taxes................................        552         4,312          303         2,233        3,032        5,123
                                               --------      --------      -------       -------      -------      -------
Net income..................................   $    623      $  7,166      $   432       $ 3,718      $ 5,138      $ 8,533
                                               ========      ========      =======       =======      =======      =======

Earnings per common share:
  Basic.....................................   $   0.02      $   0.20      $  0.01       $  0.10      $  0.17      $  0.24
  Diluted...................................   $   0.02      $   0.20      $  0.01       $  0.10      $  0.16      $  0.23
Weighted average common shares:
  Basic.....................................     29,925        35,550       29,925        35,550       29,925       35,550
  Diluted...................................     30,692        36,317       30,692        36,317       32,029       37,654
SUPPLEMENTAL DATA:
EBITDA(2)...................................   $ 27,371      $ 27,971      $13,812       $14,112      $21,995      $22,495

------------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Because of the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma interest and other expenses, cash flows from operating, investing and financing activities are not presented for the pro forma and supplemental pro forma periods. Our definition of EBITDA may differ from definitions used by other companies.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW IN ANALYZING AN INVESTMENT IN OUR COMMON STOCK. IF ANY OF THE EVENTS DESCRIBED BELOW OCCURS, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL AND YOU COULD LOSE ALL OR PART OF THE MONEY YOU PAID FOR OUR COMMON STOCK.

                          RISKS RELATED TO OUR COMPANY

WE ARE HEAVILY DEPENDENT UPON THE ELECTRONICS INDUSTRY, AND EXCESS CAPACITY OR DECREASED DEMAND FOR PRODUCTS PRODUCED BY THIS INDUSTRY COULD RESULT IN INCREASED PRICE COMPETITION AS WELL AS A DECREASE IN OUR GROSS MARGINS AND UNIT VOLUME SALES.

    Our business is heavily dependent on the electronics industry. A majority of our revenues are generated from the networking, high-end computing and computer peripherals segments of the electronics industry, which is characterized by intense competition, relatively short product life-cycles and significant fluctuations in product demand. Furthermore, these segments are subject to economic cycles and have experienced in the past, and are likely to experience in the future, recessionary periods. A recession or any other event leading to excess capacity or a downturn in these segments of the electronics industry could result in intensified price competition as well as a decrease in our gross margins and unit volume sales.

IF WE ARE UNABLE TO RESPOND TO RAPID TECHNOLOGICAL CHANGE AND PROCESS DEVELOPMENT, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    The market for our products is characterized by rapidly changing technology and continual implementation of new production processes. The future success of our business will depend in large part upon our ability to maintain and enhance our technological capabilities, to develop and market products that meet changing customer needs and to successfully anticipate or respond to technological changes on a cost-effective and timely basis. We expect that the investment necessary to maintain our technological position will increase as customers make demands for products and services requiring more advanced technology on a quicker turnaround basis. We may not be able to borrow additional funds in order to respond to technological changes as quickly as our competitors.

    In addition, the printed circuit board industry could encounter competition from new or revised manufacturing and production technologies that render existing manufacturing and production technology less competitive or obsolete. We may not respond effectively to the technological requirements of the changing market. If we need new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments.

WE ARE DEPENDENT UPON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF OUR NET SALES, AND A DECLINE IN SALES TO MAJOR CUSTOMERS COULD HARM OUR RESULTS OF OPERATIONS.

    A small number of customers is responsible for a significant portion of our net sales. Solectron accounted for 16.9% of our pro forma net sales and 19.4% of our historical net sales in 1999 and 16.0% of our net sales for the first two fiscal quarters 2000. Sales to Compaq, including sales to Compaq-directed electronic manufacturing services providers, accounted for 15.3% of our pro forma net sales and 16.7% of our historical net sales in 1999 and 15.3% of our net sales for the first two fiscal quarters 2000. Our 10 largest customers accounted for approximately 62.3% of our pro forma net sales and 68.4% of our historical net sales in 1999 and 56.5% of our net sales for the first two fiscal quarters 2000. Our principal customers may not continue to purchase products from us at past levels and we expect a significant portion of our net sales will continue to be generated by a small number of customers.

    Our customer concentration could increase or decrease depending on future customer requirements, which will depend in large part on market conditions in the electronics industry segments in which our customers participate. The loss of one or more major customers or a decline in sales to our major customers could significantly harm our business and results of operations and lead to declines in the price of our common stock. In addition, we generate significant accounts receivable in connection with providing services to our customers. If one or more of our significant customers were to become insolvent or were otherwise unable to pay for the services provided by us, our results of operations would be harmed.

OUR RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS AND SEASONALITY, AND BECAUSE MANY OF OUR OPERATING COSTS ARE FIXED, EVEN SMALL REVENUE SHORTFALLS WOULD DECREASE OUR GROSS MARGINS AND POTENTIALLY CAUSE OUR STOCK PRICE TO DECLINE.

    Our results of operations vary for a variety of reasons, including:

    - timing of orders from and shipments to major customers;

    - the levels at which we utilize our manufacturing capacity;

    - changes in the pricing of our products or those of our competitors;

    - changes in our mix of revenues generated from quick-turn versus standard lead time production;

    - expenditures or write-offs related to acquisitions; and

    - expenses relating to expanding existing manufacturing facilities.

    A significant portion of our operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Accordingly, even a relatively small revenue shortfall would decrease our gross margins. In addition, we have historically experienced lower sales in our second and third fiscal quarters due to patterns in the capital budgeting and purchasing cycles of our customers and our end-markets served. In particular, the seasonality of the computer industry impacts the overall printed circuit board industry. These seasonal trends have caused fluctuations in our quarterly operating results in the past and may continue to do so in the future. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, our future quarterly operating results may fluctuate and may not meet the expectations of securities analysts or investors. If this occurs, the price of our common stock would likely decline.

WE HAVE EXPERIENCED BREAK-EVEN RESULTS OR NET LOSSES FOR THREE OF THE LAST SIX FISCAL QUARTERS, AND WE MAY NOT BE ABLE TO MAINTAIN PROFITABILITY IN THE FUTURE.

    We have experienced break-even results or net losses for three of the last six fiscal quarters primarily due to interest expense and the write-off of debt issuance costs resulting from our leveraged condition. In addition, we had an accumulated deficit of $17.8 million as of July 3, 2000. We may not be able to remain profitable in the future, particularly if we incur more debt, and if we are not able to remain profitable, the market price for our common stock may decline, perhaps substantially.

BECAUSE WE SELL ON A PURCHASE ORDER BASIS, WE ARE SUBJECT TO UNCERTAINTIES AND VARIABILITY IN DEMAND BY OUR CUSTOMERS, WHICH COULD DECREASE REVENUES AND NEGATIVELY IMPACT OUR OPERATING RESULTS.

    We sell to customers on a purchase order basis rather than pursuant to long-term contracts and, consequently, our net sales are subject to short-term variability in demand by our customers. Customers submitting a purchase order may cancel, reduce or delay their order for a variety of reasons. The level and timing of orders placed by our customers vary due to:

    - customer attempts to manage inventory;

    - changes in customers' manufacturing strategies, such as a decision by a customer to either diversify or consolidate the number of printed circuit board manufacturers used or to manufacture their own products internally; and

    - variation in demand for our customers' products.

    Significant or numerous terminations, reductions or delays in our customers' orders could negatively impact our operating results.

OUR INDEBTEDNESS COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH AND THE RESTRICTIONS IMPOSED BY THE TERMS OF OUR DEBT INSTRUMENTS MAY SEVERELY LIMIT OUR ABILITY TO PLAN FOR OR RESPOND TO CHANGES IN OUR BUSINESS.

    As of July 3, 2000, on an as adjusted basis giving effect to the use of proceeds from this offering to repay some of our debt, our total debt would have been $70.9 million, our ratio of total debt to total capitalization would have been 0.73 to 1, and we would have had approximately $15.0 million available under our senior credit facility for future borrowings subject to covenant compliance. In addition, subject to the restrictions under our various debt agreements, we may incur additional indebtedness in an unrestricted amount from time to time to finance acquisitions or capital expenditures or for other purposes.

    Our level of debt could have negative consequences. For example, it could:

    - require us to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

    - increase our vulnerability to adverse general economic conditions by making it more difficult to borrow additional funds to maintain our operations if we suffer revenue shortfalls;

    - hinder our flexibility in planning for, or reacting to, changes in our business and industry by preventing us from borrowing money to upgrade our equipment or facilities; and

    - limit or impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes.

IF WE EXPERIENCE EXCESS CAPACITY DUE TO VARIABILITY IN CUSTOMER DEMAND, OUR GROSS MARGINS MAY FALL.

    We generally schedule our quick-turn production facilities at less than full capacity to retain our ability to respond to unexpected additional quick-turn orders. However, if these orders are not made, we may forego some production and could experience excess capacity. When we experience excess capacity, our sales revenues may be insufficient to fully cover our fixed overhead expenses and our gross margins will fall. Conversely, we may not be able to capture all potential revenue in a given period if our customers' demands for quick-turn services exceed our capacity during that period.

WE MAY EXPAND OUR BUSINESS INTO NEW PRODUCTS AND SERVICES AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OTHER COMPANIES WHO HAVE BEEN IN THESE BUSINESSES LONGER THAN WE HAVE.

    In the future, we may broaden our service offering by providing new products and services. If we do this, we will likely compete with companies that have substantially greater financial and manufacturing resources than we have and who have been providing these services longer than we have. We may not be able to successfully compete on this basis with more established competitors.

IN JULY 1999, WE EXPANDED OUR OPERATIONS THROUGH AN ACQUISITION AND WE MAY HAVE TROUBLE INTEGRATING THIS OR ANY FUTURE ACQUISITIONS IN EXPANDING OUR BUSINESS.

    We consummated our acquisition of Power Circuits in July 1999. We have a limited history of owning and operating our businesses on a consolidated basis. We may not be able to meet performance expectations or successfully integrate our acquired businesses on a timely basis without disrupting the quality and reliability of service to our customers or diverting management resources.

    To manage the expansion of our operations and any future growth, we will be required to:

    - improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

    - hire, train and manage additional qualified personnel;

    - expand our direct and indirect sales channels; and

    - effectively transition our relationships with our customers, suppliers and partners to operations under our TTM brand.

    In particular, we expect to implement a new financial and accounting management information system at our Santa Ana facility during the next six months. We may not be able to link this management information and control system in an efficient and timely manner with the financial and accounting management information system at our two other facilities.

    As part of our business strategy, we expect that we will continue to grow by pursuing acquisitions, assets or product lines that complement or expand our existing business. We currently have no commitments or agreements to acquire any business. Our existing credit facilities restrict our ability to acquire the assets or business of other companies and will accordingly require us to obtain the consent of our lenders and could require us to pay significant fees in order to consummate such acquisitions. Consequently, we may not be able to identify suitable acquisition candidates or to finance and complete transactions that we select.

    Our acquisition of companies and businesses and expansion of operations involve risks, including the following:

    - the potential inability to identify the company best suited to our company's business plan;

    - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economics of scale or other expected value;

    - difficulties in managing production and coordinating operations at new sites;

    - the potential need to restructure, modify or terminate customer relationships of the acquired company; and

    - loss of key employees of acquired operations.

    In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense.

IF WE WERE TO INCREASE OUR AMORTIZATION OF INTANGIBLE ASSETS AS A RESULT OF ADDITIONAL ACQUISITIONS, OUR EARNINGS WOULD DECREASE. SIMILARLY, IF WE WERE TO REVALUE OUR EXISTING INTANGIBLE ASSETS DOWNWARD, OUR OPERATING RESULTS WOULD BE HARMED.

    As of July 3, 2000, our consolidated balance sheet reflected $85.5 million of intangible assets, a substantial portion of our total assets at such date. Intangible assets consist of goodwill and other identifiable intangibles relating to our acquisition of Power Circuits. Our intangible assets may increase in future periods if we consummate other acquisitions. Amortization of these additional intangibles would, in turn, have a negative impact on earnings. In addition, we continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could harm our results during the periods in which such a reduction is recognized.

COMPETITION IN THE PRINTED CIRCUIT BOARD MARKET IS INTENSE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY, THE DEMAND FOR OUR PRODUCTS MAY BE REDUCED.

    The printed circuit board industry is intensely competitive, highly fragmented and rapidly changing. We expect competition to continue, which could result in price reductions, reduced gross margins and loss of market share. Our principal competitors include: DDi; Hadco, which recently was acquired by Sanmina; Merix; and Tyco. In addition, new and emerging technologies may result in new competitors entering our market.

    Many of our competitors and potential competitors have a number of significant advantages over us, including:

    - greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

    - more established and broader sales and marketing channels;

    - more manufacturing facilities worldwide, some of which are closer in proximity to original equipment manufacturers;

    - manufacturing facilities which are located in countries with lower production costs; and

    - greater name recognition.

    In addition, these competitors may respond more quickly to new or emerging technologies, or may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than we do. We must continually develop improved manufacturing processes to meet our customers' needs for complex products, and our manufacturing process technology is generally not subject to significant proprietary protection. Furthermore, increased production capacity by our competitors can result in an excess supply of printed circuit boards, which could also lead to price reductions. During recessionary periods in the electronics industry, our competitive advantages in the areas of providing quick-turn services, an integrated manufacturing solution and responsive customer service may be of reduced importance to our customers who may become more price sensitive. This may force us to compete more on the basis of price and cause our margins to decline. Recently, internet-based auctions have developed as a channel for the sale of printed circuit boards; if these auctions further develop as a channel for printed circuit boards purchasing, our customers' price sensitivity could intensify.

WE COMPETE AGAINST MANUFACTURERS IN ASIA WHERE PRODUCTION COSTS ARE LOWER. THESE COMPETITORS MAY GAIN MARKET SHARE IN OUR MARKET SEGMENT FOR HIGHER TECHNOLOGY PRINTED CIRCUIT BOARDS, WHICH MAY HAVE AN ADVERSE EFFECT ON THE PRICING OF OUR PRODUCTS.

    We may be at a competitive disadvantage with respect to price for volume production when compared to manufacturers with lower cost facilities in Asia and other locations. We believe price competition from printed circuit board manufacturers in Asia and other locations with lower production costs may play an increasing role in the market for volume production. We do not currently have offshore facilities in lower cost locations, such as Asia. While historically our competitors in these locations have produced less technologically advanced printed circuit boards, they continue to expand their technology to include higher technology printed circuit boards. In addition, fluctuations in foreign currency exchange rates may benefit these offshore competitors. As a result, these competitors may gain market share in the market for higher technology printed circuit boards, which may force us to lower our prices, reducing our gross profit.

WE RELY ON SUPPLIERS FOR THE RAW MATERIALS USED IN MANUFACTURING OUR PRINTED CIRCUIT BOARDS, AND AN INCREASE IN INDUSTRY DEMAND FOR THESE RAW MATERIALS MAY INCREASE THE PRICE OF THESE RAW MATERIALS AND REDUCE OUR GROSS MARGINS.

    To manufacture our printed circuit boards, we use raw materials such as laminated layers of fiberglass, copper foil and chemical solutions which we order from our suppliers. Although we have preferred suppliers for most of our raw materials, the materials we use are generally readily available in the open market and numerous other potential suppliers exist. However, from time to time manufacturers of products that also use these raw materials increase their demand for these materials and, as a result, the prices of these materials increase. During these periods of increased demand, our gross margins decrease as we have to pay more for our raw materials.

THE INCREASING PROMINENCE OF ELECTRONIC MANUFACTURING SERVICES PROVIDERS IN THE PRINTED CIRCUIT BOARD INDUSTRY COULD REDUCE OUR POTENTIAL SALES AND CUSTOMERS.

    For the first two fiscal quarters 2000, approximately 29% of our net sales were to electronic manufacturing services providers. Electronic manufacturing services providers supply electronic product assembly services to original equipment manufacturers, and in recent years, some electronic manufacturing services providers have acquired the ability to directly manufacture printed circuit boards. To date, two of our electronic manufacturing services customers have acquired internal printed circuit board manufacturing capacity. For the first two fiscal quarters 2000, these two customers together represented less than 7% of our net sales. If a significant number of our other electronic manufacturing services customers were to acquire the ability to directly manufacture printed circuit boards, our customer bases may shrink and our business and net sales may decline substantially. In addition, if any of our original equipment manufacturer customers outsource the production of printed circuit boards to these electronic manufacturing services providers, our business and results of operations may also suffer.

OUR MANUFACTURING PROCESS DEPENDS ON THE COLLECTIVE INDUSTRY EXPERIENCE OF OUR EMPLOYEES IN OUR INDUSTRY. IF THESE EMPLOYEES WERE TO LEAVE US AND TAKE THIS KNOWLEDGE WITH THEM, OUR MANUFACTURING PROCESS MAY SUFFER AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    We have no patent or trade secret protection for our manufacturing process, but instead rely on the collective experience of our employees in the manufacturing process to ensure we continuously evaluate and adopt new technologies in our industry. Although we are not dependent on any one employee or a small number of employees, if a significant number of our employees involved in our manufacturing process were to leave our employment and we were not able to replace these people with new employees with comparable experience, our manufacturing process may suffer as we may be unable to keep up with innovations in the industry. As a result, we may not be able to continue to compete effectively.

WE MAY BE EXPOSED TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BY THIRD PARTIES WHICH COULD BE COSTLY TO DEFEND, COULD DIVERT MANAGEMENT'S ATTENTION AND RESOURCES AND, IF SUCCESSFUL, COULD RESULT IN LIABILITY.

    We could be subject to legal proceedings and claims for alleged infringement by us of third party proprietary rights, such as patents, from time to time in the ordinary course of business. For example, we were recently informed that our use in the past of a chemical solution in our manufacturing process may have infringed upon the intellectual property rights of the holder of the patent of the chemical solution. Although no legal action has been taken against us, any claims relating to this alleged infringement, even if not meritorious, could result in costly litigation and divert management's attention and resources. In addition, if we are unsuccessful in disputing this assertion, we could be required to pay royalties or damages for our past use of the chemical solution. We no longer use the chemical solution in our manufacturing process.

IF THE PUBLIC CONFUSES US WITH SIMILARLY NAMED COMPANIES, OUR BUSINESS COULD SUFFER.

    It is possible that other companies will adopt trade names similar to ours which would impede our ability to build brand identity and possibly lead to customer confusion. Although we have applied for trademark protection of TTM Technologies, we have not yet received this trademark protection. We are aware of at least one other company using "Pacific Circuits" as part of its corporate name and of another company using "TTM Technologies" as part of its corporate name. This may cause confusion as to the source, quality and dependability of our product which may, in turn, dilute our brand name and harm our reputation.

OUR BUSINESS MAY SUFFER IF ANY OF OUR KEY SENIOR EXECUTIVES DISCONTINUES EMPLOYMENT WITH US OR IF WE ARE UNABLE TO RECRUIT AND RETAIN HIGHLY SKILLED ENGINEERING AND SALES STAFF.

    Our future success depends to a large extent on the services of our key managerial employees, particularly Kent Alder, our chief executive officer. Although we have entered into employment agreements with Mr. Alder and other executive officers, we may not be able to retain our executive officers and key personnel or attract additional qualified management in the future. To facilitate our integration of Power Circuits, we entered into transition-related employment agreements with the president and vice-president of our Santa Ana facility. These agreements expire at the end of 2000 and may not be renewed. If these individuals do not continue their employment, we may not be able to replace them with qualified personnel. Our business also depends on our continuing ability to recruit, train and retain highly qualified employees, particularly engineering and sales and marketing personnel. The competition for these employees is intense and the loss of these employees could harm our business. In addition, it may be difficult and costly for us to retain hourly skilled employees, particularly in our Burlington, Washington facility, where there is a shortage of skilled labor. Further, our ability to successfully integrate acquired companies depends in part on our ability to retain key management and existing employees at the time of the acquisition.

OUR MANAGEMENT TEAM HAS ONLY BEEN WORKING TOGETHER AS A COMBINED UNIT SINCE OUR POWER CIRCUITS ACQUISITION IN JULY 1999, WHICH MAY MAKE IT MORE DIFFICULT TO CONDUCT AND GROW OUR BUSINESS.

    Our management team has only been working together as a combined unit since the acquisition of Power Circuits in July 1999. In addition, our chief financial officer has been employed by us since February 2000 and our vice president of sales has been employed by us since March 2000. If our management team cannot successfully work together, we may not be able to execute our business strategy successfully or compete effectively. Any failure to manage our expansion effectively could harm our business.

PRODUCTS WE MANUFACTURE MAY CONTAIN DESIGN OR MANUFACTURING DEFECTS, WHICH COULD RESULT IN REDUCED DEMAND FOR OUR SERVICES AND LIABILITY CLAIMS AGAINST US.

    We manufacture products to our customers' specifications, which are highly complex and may contain design or manufacturing errors or failures despite our quality control and quality assurance efforts. Defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in delayed shipments, customer dissatisfaction, or a reduction or cancellation of purchase orders. If these defects occur either in large quantities or too frequently, our business reputation may be impaired. Since our products are used in products that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers, which we may be legally required to compensate them for. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Product liability litigation against us, even if it were unsuccessful, would be time consuming and costly to defend.

OUR FAILURE TO COMPLY WITH THE REQUIREMENTS OF ENVIRONMENTAL LAWS COULD RESULT IN FINES AND REVOCATION OF PERMITS NECESSARY TO OUR MANUFACTURING PROCESSES.

    Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water, as well as the handling, storage and disposal of such materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Compliance with these environmental laws is a major consideration for us because our manufacturing process uses and generates materials classified as hazardous such as ammoniacal etching solutions, copper and nickel. In addition, because we use hazardous materials and generate hazardous wastes in our manufacturing processes, we may be subject to potential financial liability for costs associated with the investigation and remediation of our own sites, or sites at which we have arranged for the disposal of hazardous wastes, if such sites become contaminated. Even if we fully comply with applicable environmental laws and are not directly at fault for the contamination, we may still be liable. The wastes we generate include spent ammoniacal etching solutions, solder stripping solutions and hydrochloric acid solution containing palladium; waste water which contains heavy metals, acids, cleaners and conditioners; and filter cake from equipment used for on-site waste treatment. We believe that our operations substantially comply with all applicable environmental laws. However, any material violations of environmental laws by us could subject us to revocation of our effluent discharge permits. Any such revocations could require us to cease or limit production at one or more of our facilities, negatively impacting our revenues and causing our common stock price to decline. Even if we ultimately prevail, environmental lawsuits against us would be time consuming and costly to defend.

    Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violation. We operate in environmentally sensitive locations and we are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, material storage, handling or disposal might require a high level of unplanned capital investment and/or relocation. It is possible that environmental compliance costs and penalties from new or existing regulations may harm our business, financial condition and results of operations.

OUR BURLINGTON FACILITY USES A WASTEWATER-TREATMENT FACILITY OPERATED BY THE PORT OF SKAGIT COUNTY THAT DOES NOT COMPLY WITH NEW ENVIRONMENTAL REGULATIONS. IF THE PORT IS UNABLE TO COMPLY WITH THE NEW REGULATIONS BY DECEMBER 2000, THE FACILITY COULD BE SHUT DOWN, RESULTING IN A HALT OF OUR MANUFACTURING OPERATIONS AT THIS FACILITY, OR MORE LIKELY, WE COULD INCUR INCREASED COSTS IF THE FACILITY NEEDS TO BE MODIFIED.

    Our Burlington, Washington, facility uses a wastewater-treatment facility that operates under an agreement between the City of Burlington and Port of Skagit County which expires in December 2000. The City has informed the Port that its facility does not comply with new wastewater-treatment regulations. The dispute between the City and the Port has entered litigation and may not be resolved prior to the expiration of the existing operating agreement in December 2000. If the agreement is not extended beyond December 2000, the facility could be shut down, resulting in a halt of manufacturing operations at our Burlington facility until the City and the Port reach an agreement or a court order is issued. Although we do not believe a shut-down is likely, if the facility were to be shut down, our operations would be harmed. Our Burlington facility accounted for 33.6% of our total revenues for the first two fiscal quarters of 2000. In addition, if the Port needs to incur expenses to modify the facility to comply with the new regulations, the Port may increase our fees to use the facility, which could affect our gross margin.

OUR MAJOR STOCKHOLDER WILL CONTINUE TO HAVE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AFTER THIS OFFERING, AND COULD DELAY, DETER OR PREVENT A CHANGE OF CONTROL OR OTHER BUSINESS COMBINATION.


    Upon completion of this offering, Circuit Holdings will hold approximately 54.2% of our outstanding stock, or 52.2% if the underwriters' option to purchase additional shares is exercised in full. Thayer Capital Partners controls three entities which together will own 60.0% of Circuit Holdings and beneficially own 63.1% of our shares upon completion of this offering. We anticipate that two of our directors following this offering will be representatives of Thayer Capital Partners. Although Thayer Capital does not own any interests in our competitors, the interests of Thayer Capital Partners may not always coincide with our interests or those of our other stockholders, particularly if Thayer Capital decided to sell its controlling interest in us. By virtue of its stock ownership and board representation, Thayer Capital Partners will continue to have a significant influence over all matters submitted to our board and our stockholders, including the election of our directors, and will be able to exercise significant control over our business, policies and affairs. Through its concentration of voting power, Thayer Capital Partners could cause us to take actions that we would not consider absent its influence, or could delay, deter or prevent a change of control of our company or other business combination that might otherwise be beneficial to our public stockholders.



    In addition, Thayer Capital Partners has historically worked closely with Brockway Moran & Partners, Inc. in managing our company and in structuring our leveraged recapitalization and acquisition of Power Circuits. Brockway Moran & Partners Fund, L.P., owns the remaining 40% of Circuit Holdings. In addition, we anticipate that two of our directors following this offering will be representatives of Brockway Moran & Partners. Although there is no legal agreement requiring Thayer Capital Partners and Brockway Moran & Partners to vote their shares together or for their representatives on our board to vote together, given their relationship in the past these two entities may continue to work together, in which case they would control our board and exercise voting control over 69.0% of our shares.


                         RISKS RELATED TO THIS OFFERING

WE EXPECT TO USE A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF THIS OFFERING TO REPAY INDEBTEDNESS AND, AS A RESULT, WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL AND LIQUIDITY REQUIREMENTS.

    We expect to use substantially all of the net proceeds that we receive to repay indebtedness and other long-term obligations. As a result, only a limited portion of the net proceeds will be available to fund our future operations. We expect that our principal sources of funds following this offering will be cash generated from our operating activities and borrowing capacity remaining under our existing credit facilities.

    We believe that these funds will provide us with sufficient liquidity and capital resources for us to meet our current and future financial obligations, as well as to provide funds for our working capital, capital expenditures and other needs, for at least 12 months following this offering. Despite our expectations, however, we may require additional equity or debt financing to meet our working capital requirements. This financing may not be available when required or, may be available only on terms unsatisfactory to us. In addition, our existing credit facilities impose restrictions on our ability to incur more debt. Further, if we issue equity securities, the ownership percentage of our stockholders will be reduced, and the new equity securities may have rights senior to those of the common stock to be issued in this offering.

OUR STOCK PRICE MAY BE VOLATILE AND OUR STOCK MAY BE THINLY TRADED, WHICH COULD CAUSE INVESTORS TO LOSE ALL OR PART OF THEIR INVESTMENTS IN OUR STOCK.

    The stock market has recently experienced volatility which has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and investors could lose a substantial part of their investments. In addition, prior to this offering, our stock could not be bought or sold on a public market. If an active public market for our stock does not develop, or if such a market is not sustained after this offering, it may be difficult to resell our stock. The market price of our common stock will likely fluctuate in response to a number of factors including the following:

    - our failure to meet the performance estimates of securities analysts;

    - changes in financial estimates of our revenues and operating results by securities analysts;

    - the timing of announcements by us or our competitors of significant contracts or acquisitions; and

    - general stock market conditions.

    Recently, when the market price of a company's stock has been volatile, stockholders have often instituted securities class action litigation against the company. If a class action lawsuit is filed against us, we could incur substantial costs defending the lawsuit and management time and attention would be diverted. An adverse judgment could cause our financial condition or operating results to suffer.

A TOTAL OF 28,050,000, OR 78.9%, OF OUR TOTAL OUTSTANDING SHARES AFTER THE OFFERING ARE RESTRICTED FROM IMMEDIATE RESALE, BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

    Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

    After this offering, we will have outstanding 35,550,000 shares of common stock. This includes 7,500,000 shares that we and the selling stockholders are selling in this offering, which may be resold immediately in the public market. The remaining 28,050,000 shares will become eligible for resale in the public market as shown in the table below.

   NUMBER OF SHARES/PERCENT
OUTSTANDING AFTER THE OFFERING        DATE OF AVAILABILITY FOR RESALE INTO PUBLIC MARKET
------------------------------   ------------------------------------------------------------
  28,050,000/78.9%.....          180 days after the date of the final prospectus due to
                                 agreements these stockholders have with TTM and the
                                   underwriters. However, the underwriters can waive this
                                   restriction and allow these stockholders to sell their
                                   shares at any time. Of these shares, 26,154,917 shares
                                   will be subject to sales volume limitations under the
                                   federal securities laws.


    In addition, we intend to file a registration statement under Form S-8 under the Securities Act, shortly after the effective date of this offering, to register an aggregate of 6,000,000 shares of common stock issued or reserved for issuance under our stock plans.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    All statements, trend analyses and other information contained in this prospectus, including those regarding markets for our products and trends in net sales, gross profit and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "seek" and other similar expressions, constitute forward-looking statements. The matters described in these forward-looking statements are subject to business and economic risks, including those risks identified in "Risk Factors" and in the cautionary statements elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of such risks. Accordingly, the cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.

    Market data and forecasts used in this prospectus including, for example, estimates of the size and growth rates of the printed circuit board market, have been obtained from independent industry sources, and we have not verified the data.

                                USE OF PROCEEDS

    We estimate that the net proceeds to us from the sale of 5,625,000 shares of common stock in this offering will be approximately $71.7 million, or approximately $82.7 million if the underwriters' over-allotment option is exercised in full, at an assumed public offering price of $14.00 per share, after deducting underwriting discounts and commissions and the estimated offering expenses. We will not receive any proceeds from the sale of shares by the selling stockholders.

    We intend to use the net proceeds we receive as follows:

    - approximately $40.6 million to reduce our indebtedness under our senior credit facility;

    - approximately $10.8 million to eliminate our obligations under our retention bonus plan;

    - approximately $12.8 million to redeem all of our outstanding senior subordinated notes;

    - approximately $4.0 million to redeem our outstanding subordinated note;
      and

    - approximately $3.5 million in management consulting and financial advisory fees.

    Pending these uses, we will invest the net proceeds we receive in short-term, interest-bearing, investment-grade securities. Of the $71.7 million total net proceeds we will use, our affiliates will receive approximately
$8.8 million, including approximately $3.5 million in management consulting and financial advisory fees and $5.3 million payable to four of our officers upon termination of our retention bonus plan. See "Related Party Transactions" for a more detailed description of our obligations to these affiliates.

    Our senior credit facility consists of multi-tranche term loans, a revolving loan and a swingline loan, with an aggregate principal balance of approximately $111.6 million as of July 3, 2000. The Tranche A term facility amortizes in 20 quarterly installments through June 30, 2004. The Tranche B term facility amortizes in 24 quarterly installments through June 30, 2005. The revolving line of credit and swingline commitment each expire on June 30, 2004.


    Our borrowings under the senior credit facility bear interest at varying rates based, at our option, on either LIBOR plus 225 to 325 basis points or the alternate base rate plus 75 to 150 basis points, in the case of Tranche A and revolving loans, and LIBOR plus 350 to 375 basis points or the alternate base rate plus 225 basis points in the case of Tranche B. The alternate base rate is the greater of (i) the lender's prime rate or (ii) the effective rate for federal funds plus 50 basis points. The amount added to the LIBOR rate or the alternate base rate varies depending upon our leverage ratios. The weighted average interest rate for all of our loans under this facility was 10.4% at July 3, 2000. We used borrowings under our senior credit facility to refinance indebtedness incurred in connection with our leveraged recapitalization in December 1998 and to partially fund our acquisition of Power Circuits in July 1999. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have received the consent of the lenders under the senior credit facility to the uses of the net proceeds described above. We are currently planning to refinance the senior credit facility shortly after this offering and are negotiating an amended and restated credit agreement. We can provide no assurances that we will actually refinance the senior credit facility. See "Description of Indebtedness" for a more detailed description of the senior credit facility.



    In July 1999, we issued an aggregate of $12.5 million in senior subordinated notes to TCW/ Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., each of which is a stockholder. The senior subordinated notes mature in January 2006 and bear interest at 12.0%. We used the proceeds from the issuance of these notes to partially fund our acquisition of Power Circuits in July 1999. In December 1998, Lewis O. Coley, III, our former majority owner, director and president, made a loan to us for approximately $4.0 million secured by a subordinated note. The subordinated note accrues interest at a rate of 10% per year and matures in December 2006. We used the proceeds of the note issued to Mr. Coley to partially finance our leveraged recapitalization in December 1998. Also in December 1998, we entered into a retention bonus plan that provides four of our officers and several other key employees with an ongoing incentive to remain employed by us. Under the agreement, we are required to pay, subject to certain conditions, an aggregate of $12.0 million to these officers and employees. The retention bonuses vest over a period of five years at a rate of 25% for each of the first three years and 12.5% for each of the remaining two years. In addition, we are required to make payments which accrue at a rate of 10% per annum on the total unpaid retention bonuses. In connection with the use of proceeds from this offering, we intend to redeem our outstanding senior subordinated notes and our subordinated note and eliminate our obligations under our retention bonus plan. See "Related Party Transactions--Retention Bonus Plan" and " -- Note to Lewis O. Coley, III" for a more detailed description of the subordinated notes and retention bonus plan.


                                DIVIDEND POLICY

    For the year ended December 31, 1998, we paid dividends to stockholders totaling $70.7 million. Of this amount, $59.5 million was paid in cash to stockholders in connection with our recapitalization and acquisition by Circuit Holdings, $2.5 million was paid in the form of a note to a stockholder, Lewis Coley, III, and $54,000 related to the value of vehicles which were distributed to stockholders. We did not declare or pay any dividends for the year ended December 31, 1999 or for the first two fiscal quarters 2000 and we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our senior credit facility prohibits the payment of dividends. We presently intend to retain any future earnings to finance future operations and expansion of our business, and to reduce indebtedness.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of July 3, 2000:

    - on an actual basis; and

    - on an as adjusted basis to reflect the sale of the shares of common stock offered hereby, assuming an initial public offering price of $14.00 per share, and the application of the net proceeds we will receive from the offering in the manner described in "Use of Proceeds."

    As a result of our application of the net proceeds we will receive from this offering, we expect to record a $5.4 million increase to equity which we will record in net income in the fiscal quarter in which this offering is completed. This increase includes the following items:

    - a $2.7 million loss, net of taxes, that will result from the early extinguishment of our senior subordinated and subordinated notes;

    - a $1.0 million loss, net of taxes, that will result from the write-off of debt issuance costs related to our senior credit facility;

    - a $4.7 million loss, net of taxes, that will result from the elimination of our obligations under our retention bonus plan;

    - a $0.9 million loss, net of taxes, that will result from the amendment and consolidation of management agreements with T.C. Management, T.C. Management IV and Brockway Moran & Partners Management; and

    - a $14.7 million income tax benefit that will result from reducing the valuation allowance on our net deferred tax assets. We believe that the amount of our deferred tax asset that we will ultimately realize will increase because our future taxable income is expected to increase as a result of the reduction of debt associated with our use of proceeds from this offering.

    Upon completion of this offering we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of our remaining debt issuance costs related to our senior credit facility.

    You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary Historical Financial Data" and "Use of Proceeds."

                                                                   JULY 3, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Long-term obligations, including current maturities:
  Senior credit facility....................................  $111,575     $ 70,888
  Senior subordinated note..................................    10,663           --
  Subordinated notes........................................     2,616           --
  Deferred retention bonus payable..........................     7,852           --
                                                              --------     --------
    Total long-term obligations.............................   132,706       70,888
                                                              --------     --------
Stockholders' equity:
  Preferred stock, no par value, no shares authorized,
    issued or outstanding, actual; 15,000,000 shares
    authorized, no shares issued and outstanding, as
    adjusted................................................        --           --
  Common stock, no par value, 100,000,000 shares authorized, and 29,925,000 shares issued and outstanding, actual;
    and 35,550,000 shares issued and outstanding, as
    adjusted................................................    37,827      107,565
  Accumulated deficit.......................................   (17,849)     (12,476)
  Deferred stock-based compensation.........................      (307)        (307)
  Common stock warrants.....................................     2,019        2,019
                                                              --------     --------
    Total stockholders' equity..............................    21,690       96,801
                                                              --------     --------
    Total capitalization....................................  $154,396     $167,689
                                                              ========     ========

---------

    The table above excludes the following shares:

    - 2,610,460 shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $2.69 per share;

    - 767,220 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $.000026 per share;

    - a total of 3,389,540 shares available for future issuance under our two stock plans, excluding the annual increases in the number of shares authorized under each plan beginning January 1, 2001. See
      "Management--Incentive Plans" for a description of how these annual increases are determined; and

    - shares, having an aggregate fair market value of $1.2 million, to be granted to our employees under our 2000 Equity Compensation Plan. Based on an assumed initial public offering price of $14.00 per share, we expect to grant an aggregate of 85,714 shares.

    The as adjusted common stock amount in the foregoing table represents the $71.7 million of estimated net proceeds to us from this offering less the $2.0 million financial advisory fee to be paid to T.C. Management, T.C. Management IV and Brockway Moran & Partners Management. See "Related Party Transactions" for more information regarding this financial advisory fee.

                                    DILUTION

    Our pro forma deficit in net tangible book value as of July 3, 2000, was approximately $60.7 million, or $2.03 per share, after giving effect to a $7.1 million pro forma increase to net tangible book value which consists of the $5.4 million non-recurring increase as described in "Capitalization" and a $1.7 million expected write-off of unamortized debt issuance costs related to the repayment of indebtedness. Our deficit in net tangible book value per share is calculated by subtracting our total liabilities from our total tangible assets, and dividing this amount by the number of shares of common stock outstanding as of July 3, 2000. Tangible assets represents total assets less intangible assets, which is comprised of intangible assets and unamortized debt issuance costs. Assuming the sale of the 5,625,000 shares we are offering at an assumed inital public offering price of $14.00 per share, our adjusted pro forma net tangible book value as of July 3, 2000, would have been $9.1 million, or $0.26 per share. This represents an immediate increase in net tangible book value of $2.29 per share to our existing stockholders and an immediate dilution of $13.74 to the new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share.............             $  14.00
  Pro forma net tangible book value per share as of July 3,
    2000....................................................  $  (2.03)
  Increase attributable to new investors....................      2.29
                                                              --------
Adjusted pro forma net tangible book value per share after
  the offering..............................................                 0.26
                                                                         --------
Dilution per share to new investors.........................             $  13.74
                                                                         ========

    The following table summarizes the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, in each case based upon the number of shares of common stock outstanding as of July 3, 2000, assuming an initial public offering price of $14.00 per share.

                         SHARES PURCHASED           TOTAL CONSIDERATION
                       ---------------------      -----------------------      AVERAGE PRICE
                         NUMBER     PERCENT          AMOUNT      PERCENT         PER SHARE
                       ----------   --------      ------------   --------      -------------
Existing
  stockholders.......  29,925,000     84.2%       $ 78,750,000     42.9%          $ 2.63
New investors........   7,500,000     21.1         105,000,000     57.1%           14.00

    The sale of 1,875,000 shares in this offering by the selling stockholders will cause the number of shares held by existing stockholders to be reduced to 28,050,000 shares or 78.9% of the total number of shares outstanding after this offering.

    If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 27,769,750, or 76.3% of the total number of shares of common stock to be outstanding after this offering, and will increase the number of shares of common stock held by the new investors to 8,625,000 shares, or 23.7% of the total number of shares of common stock to be outstanding immediately after this offering. See "Principal and Selling Stockholders."

    The foregoing discussion and tables are based upon the number of shares actually issued and outstanding as of July 3, 2000 and assume no exercise of options or warrants outstanding as of July 3, 2000. As of that date, there were:

    - 2,610,460 shares issuable upon exercise of options outstanding under our management stock option plan at a weighted average exercise price of $2.69 per share;

    - 767,220 shares issuable upon exercise of warrants outstanding at a weighted average exercise price of $.000026 per share;

    - a total of 3,389,540 shares available for future issuance under our two stock plans, excluding the annual increases in the number of shares authorized under each plan beginning January 1, 2001. See
      "Management--Incentive Plans" for a description of how these annual increases are determined; and

    - shares, having an aggregate fair market value of $1.2 million, to be granted to our employees under our 2000 Equity Compensation Plan. Based on an assumed initial public offering price of $14.00 per share, we expect to grant an aggregate of 85,714 shares.


    Assuming the exercise in full of all of the outstanding options and warrants, our pro forma as adjusted net tangible book value at July 3, 2000 would be $0.41 per share, representing an immediate increase in net tangible book value of $2.44 per share to our existing stockholders and an immediate decrease in the net tangible book value of $13.59 to new investors.

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited pro forma condensed consolidated statements of income are based on our historical consolidated financial statements, included elsewhere in this prospectus, adjusted to give effect to our July 1999 acquisition of Power Circuits as if it had occurred on January 1, 1999.

    The pro forma adjustments are based upon available information and assumptions that our management believes are reasonable. The unaudited pro forma condensed consolidated statements of income are not necessarily indicative of our future results of operations or the results of operations which may have occurred had this transaction occurred on January 1, 1999. The pro forma adjustments are described in the accompanying notes.

    The unaudited pro forma condensed consolidated financial statements should be read in conjunction with our consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      YEAR ENDED DECEMBER 31, 1999
                                                    ----------------------------------------------------------------
                                                                      HISTORICAL
                                                                    POWER CIRCUITS
                                                    HISTORICAL   (FROM JANUARY 1, 1999    PRO FORMA
                                                       TTM         TO JULY 14, 1999)     ADJUSTMENTS      PRO FORMA
                                                    ----------   ---------------------   -----------      ----------
Net sales.........................................   $106,447           $17,868                            $124,315
Cost of goods sold................................     82,200            10,267            $  (618)(1)       91,849
                                                     --------           -------            -------         --------
Gross profit......................................     24,247             7,601                618           32,466
                                                     --------           -------            -------         --------
Operating expenses:
  Sales and marketing.............................      3,920             1,323                               5,243
  General and administrative......................      2,584             1,686               (618)(1)        3,652
  Nonrecurring bonuses............................         --             3,395             (3,395)(2)           --
  Amortization of intangibles.....................      2,230                --              2,577 (3)        4,807
  Amortization of deferred retention bonus........      1,849                --                               1,849
  Management fees.................................        439                --                161 (4)          600
                                                     --------           -------            -------         --------
    Total operating expenses......................     11,022             6,404             (1,275)          16,151
                                                     --------           -------            -------         --------
Operating income..................................     13,225             1,197              1,893           16,315
Interest expense..................................    (10,432)             (145)            (3,934)(5)      (14,511)
Amortization of debt issuance costs...............       (755)               --               (132)(6)         (887)
Interest income and other, net....................         54               204                                 258
                                                     --------           -------            -------         --------
Income before income taxes and extraordinary
  item............................................      2,092             1,256             (2,173)           1,175
Income taxes......................................        836                 1               (285)(7)          552
                                                     --------           -------            -------         --------
Income before extraordinary item..................   $  1,256           $ 1,255            $(1,888)        $    623
                                                     ========           =======            =======         ========
Earnings per common share before extraordinary
  item:
  Basic...........................................   $   0.06                                              $   0.02
  Diluted.........................................   $   0.06                                              $   0.02
Weighted average common shares:
  Basic...........................................     22,312                                7,613 (8)       29,925
  Diluted.........................................     22,669                                8,023 (8)       30,692
OTHER FINANCIAL DATA:
Depreciation......................................   $  3,635           $   507                            $  4,142
SUPPLEMENTAL DATA:
EBITDA............................................   $ 20,993                              $ 6,378 (9)     $ 27,371

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           FIRST TWO FISCAL QUARTERS 1999
                                                              ---------------------------------------------------------
                                                              HISTORICAL     HISTORICAL      PRO FORMA
                                                                 TTM       POWER CIRCUITS   ADJUSTMENTS      PRO FORMA
                                                              ----------   --------------   -----------      ----------
Net sales...................................................   $43,774        $16,618                         $60,392
Cost of goods sold..........................................    35,484          9,379         $  (573)(1)      44,290
                                                               -------        -------         -------         -------
Gross profit................................................     8,290          7,239             573          16,102
                                                               -------        -------         -------         -------
Operating expenses:
  Sales and marketing.......................................     1,198          1,191                           2,389
  General and administrative................................       790          1,543            (573)(1)       1,760
  Amortization of intangibles...............................        --             --           2,404 (3)       2,404
  Amortization of deferred retention bonus..................       924             --                             924
  Management fees...........................................       150             --             150 (4)         300
                                                               -------        -------         -------         -------
    Total operating expenses................................     3,062          2,734           1,981           7,777
                                                               -------        -------         -------         -------
Operating income............................................     5,228          4,505          (1,408)          8,325
Interest expense............................................    (3,565)          (137)         (3,633)(5)      (7,335)
Amortization of debt issuance costs.........................      (265)            --            (164)(6)        (429)
Interest income and other, net..............................         7            167                             174
                                                               -------        -------         -------         -------
Income before income taxes..................................     1,405          4,535          (5,205)            735
Income taxes................................................       496             --            (193)(7)         303
                                                               -------        -------         -------         -------
Net income (loss)...........................................   $   909        $ 4,535         $(5,012)        $   432
                                                               =======        =======         =======         =======
Earnings per common share:
  Basic.....................................................   $  0.06                                        $  0.01
  Diluted...................................................   $  0.06                                        $  0.01
Weighted average common shares:
  Basic.....................................................    15,675                         14,250 (8)      29,925
  Diluted...................................................    15,675                         15,017 (8)      30,692
OTHER FINANCIAL DATA:
Depreciation................................................   $ 1,541        $   444                         $ 1,985
SUPPLEMENTAL DATA:
EBITDA......................................................   $ 7,700                        $ 6,112(9)      $13,812

    NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The pro forma financial data have been derived from the application of pro forma adjustments to our historical financial statements for the periods noted.

(1) Adjustment reflects the elimination of compensation paid to previous owners in excess of amounts specified in employment agreements entered into in connection with the acquisition.

(2) Adjustment reflects the elimination of non-recurring bonuses paid to employees of Power Circuits in connection with the acquisition. These were one-time transaction-related bonuses paid to employees and all compensation and bonus arrangements with these employees remained in place following the acquisition.

(3) Adjustment reflects the amortization of goodwill and other intangible assets acquired in connection with our acquisition of Power Circuits of approximately $90.1 million over estimated useful lives of 15 to 20 years.

(4) Adjustment reflects the additional management fees that would have been incurred under the management agreement with T.C. Management IV and Brockway Moran & Partners Management, entered into as part of the Power Circuits acquisition. See "Related Party Transactions" for a more detailed description of these arrangements.

(5) Adjustment reflects the net additional interest expense associated with borrowings under our indebtedness incurred in connection with our acquisition of Power Circuits. The pro forma interest adjustment was based upon a weighted average interest rate of approximately 10.5%.

(6) Adjustment reflects the amortization of additional debt issuance costs incurred in connection with the acquisition of Power Circuits over the terms of the related indebtedness.

(7) Adjustment reflects income taxes, using a combined federal and state tax rate of 37.5% on the pro forma income before taxes adjusted for nondeductible differences. Prior to the acquisition, Power Circuits was taxed as a subchapter S corporation and accordingly the adjustment reflects its taxation as a C corporation for the periods presented.

(8) Adjustment to increase the number of shares for those issued at the time of our acquisition of Power Circuits. The proceeds from the issuance of common shares were used along with debt to fund the acquisition. The adjustment for diluted earnings per share purposes includes the warrants issued in connection with our senior subordinated notes.

(9) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Because of the subjectivity inherent in the assumptions concerning the timing and nature of the uses of cash generated by the pro forma interest and other expenses, cash flows from operating, investing and financing activities are not presented for the pro forma and supplemental pro forma periods. Our definition of EBITDA may differ from definitions used by other companies.

     UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

    The following unaudited supplemental pro forma condensed consolidated statements of income reflects the pro forma financial data for the 1999 periods and the actual historical financial data for the first two fiscal quarters 2000, adjusted to give effect to the application of our estimated net proceeds of $71.7 million from this offering as described in "Use of Proceeds" as if these events had occurred in the beginning of each period.

    The supplemental pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable. The unaudited supplemental pro forma data is not necessarily indicative of our future results of operations or the results of operations which may have occurred had our offering occurred at the beginning of each period. The supplemental pro forma adjustments are described in the accompanying notes.

    This data should be read in conjunction with our consolidated financial statements and related notes, "Unaudited Pro Forma Condensed Consolidated Financial Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

            UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENT OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31, 1999
                                                              ---------------------------------------
                                                                          SUPPLEMENTAL
                                                                           PRO FORMA     SUPPLEMENTAL
                                                              PRO FORMA   ADJUSTMENTS     PRO FORMA
                                                              ---------   ------------   ------------
Net sales...................................................  $124,315                     $124,315
Cost of goods sold..........................................    91,849                       91,849
                                                              --------                     --------
Gross profit................................................    32,466                       32,466
                                                              --------                     --------
Operating expenses:
  Selling and marketing.....................................     5,243                        5,243
  General and administrative................................     3,652                        3,652
  Amortization of intangibles...............................     4,807                        4,807
  Amortization of deferred retention bonus..................     1,849      $(1,849)(1)          --
  Management fees...........................................       600         (600)(2)          --
                                                              --------      -------        --------
    Total operating expenses................................    16,151       (2,449)         13,702
                                                              --------      -------        --------
Operating income............................................    16,315        2,449          18,764
Interest expense............................................   (14,511)       7,495 (3)      (7,016)
Amortization of debt issuance costs.........................      (887)         359 (4)        (528)
Other, net..................................................       258           --             258
                                                              --------      -------        --------
Income before income taxes..................................     1,175       10,303          11,478
Income taxes................................................       552        3,760 (5)       4,312
                                                              --------      -------        --------
Net income..................................................  $    623      $ 6,543        $  7,166
                                                              ========      =======        ========
Earnings per common share:
  Basic.....................................................  $   0.02                     $   0.20
  Diluted...................................................  $   0.02                     $   0.20
Weighted average common shares:
  Basic.....................................................    29,925        5,625 (6)      35,550
  Diluted...................................................    30,692        5,625 (6)      36,317
OTHER FINANCIAL DATA:
Depreciation................................................  $  3,635      $   507        $  4,142
SUPPLEMENTAL DATA:
EBITDA......................................................  $ 27,371                     $ 27,971

            UNAUDITED SUPPLEMENTAL PRO FORMA CONDENSED CONSOLIDATED
                              STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     FIRST TWO FISCAL QUARTERS 1999             FIRST TWO FISCAL QUARTERS 2000
                                ----------------------------------------   ----------------------------------------
                                             SUPPLEMENTAL                               SUPPLEMENTAL
                                              PRO FORMA     SUPPLEMENTAL                 PRO FORMA     SUPPLEMENTAL
                                PRO FORMA    ADJUSTMENTS     PRO FORMA       ACTUAL     ADJUSTMENTS     PRO FORMA
                                ----------   ------------   ------------   ----------   ------------   ------------
Net sales.....................   $ 60,392                     $ 60,392      $ 88,160                     $ 88,160
Cost of goods sold............     44,290                       44,290        60,830                       60,830
                                 --------                     --------      --------                     --------
Gross profit..................     16,102                       16,102        27,330                       27,330
                                 --------                     --------      --------                     --------
Operating expenses:
  Selling and marketing.......      2,389                        2,389         4,027                        4,027
  General and marketing.......      1,760                        1,760         3,392                        3,392
  Amortization of
    intangibles...............      2,404                        2,404         2,404                        2,404
  Amortization of deferred
    retention bonus...........        924      $  (924)(1)          --           924      $  (924)(1)          --
  Management fees.............        300         (300)(2)          --           500         (500)(2)          --
                                 --------      -------        --------      --------      -------        --------
    Total operating
      expenses................      7,777       (1,224)          6,553        11,247       (1,424)          9,823
                                 --------      -------        --------      --------      -------        --------
Operating income..............      8,325        1,224           9,549        16,083        1,424          17,507
Interest expense..............     (7,335)       3,827 (3)      (3,508)       (7,627)       3,831 (3)      (3,796)
Amortization of debt issuance
  costs.......................       (429)         165 (4)        (264)         (495)         231 (4)        (264)
Other, net....................        174           --             174           209           --             209
                                 --------      -------        --------      --------      -------        --------
Income before income taxes....        735        5,216           5,951         8,170        5,486          13,656
Income taxes..................        303        1,930 (5)       2,233         3,032        2,091 (5)       5,123
                                 --------      -------        --------      --------      -------        --------
Net income....................   $    432      $ 3,286        $  3,718      $  5,138      $ 3,395        $  8,533
                                 ========      =======        ========      ========      =======        ========
Earnings per common share:
  Basic.......................   $   0.01                     $   0.10      $   0.17                     $   0.24
  Diluted.....................   $   0.01                     $   0.10      $   0.16                     $   0.23
Weighted average common
  shares:
  Basic.......................     29,925        5,625 (6)      35,550        29,925        5,625 (6)      35,550
  Diluted.....................     30,692        5,625 (6)      36,317        32,029        5,625 (6)      37,654
OTHER FINANCIAL DATA:
Depreciation..................   $  1,985           --        $  1,985      $  2,375                     $  2,375
SUPPLEMENTAL DATA:
EBITDA........................   $ 13,812                     $ 14,112      $ 21,995                     $ 22,495

     NOTES TO UNAUDITED SUPPLEMENTAL PRO FORMA CONSOLIDATED FINANCIAL DATA

    The supplemental pro forma financial data has been derived from the application of supplemental pro forma adjustments to our pro forma or historical financial statements for the periods noted.

(1) Adjustment reflects the elimination of the deferred retention bonus plan expense as a result of using a portion of the offering proceeds to eliminate our obligations under this plan.

(2) Adjustment reflects the elimination of management fees as a result of amending and consolidating our management agreements in connection with our offering. We intend to use a portion of the proceeds to pay a one-time fee of $1.5 million to eliminate these fees.

(3) Adjustment reflects the reduction in interest expense resulting from the repayment of certain indebtedness from the proceeds of our offering. See "Use of Proceeds" and "Capitalization."

(4) Adjustment reflects the reduction in the amortization of debt issuance costs resulting from the repayment of certain indebtedness in connection with our offering.

(5) Adjustment reflects the income tax effect, using a combined federal and state tax rate of 37.5% on the supplemental pro forma income before taxes adjusted for nondeductible differences.

(6) Adjustment to increase the number of shares for those to be issued in connection with our offering.

                            SELECTED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

    You should read the selected consolidated financial data set forth below in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The income statement data for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from the audited financial statements and related notes included in this prospectus, which were audited by Arthur Andersen LLP. The balance sheet data as of December 31, 1997 was derived from financial statements and related notes that were also audited by Arthur Andersen LLP, but are not included in this prospectus.

    The income statement data for the first two fiscal quarters 1999 and 2000 and the balance sheet data as of July 3, 2000 are derived from unaudited financial statements included in this prospectus, and in the opinion of management, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of this information. Our results of operations for the first two fiscal quarters 2000 are not necessarily indicative of the results that may be expected for the full year.

    The income statement data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from audited financial statements not included in this prospectus, which financial statements were audited by our prior auditors.

                                                                                                               FIRST TWO
                                                                 YEAR ENDED DECEMBER 31,                    FISCAL QUARTERS
                                                   ----------------------------------------------------   -------------------
                                                     1995       1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------   --------
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales........................................  $51,002    $56,663    $76,921    $78,526    $106,447   $43,774    $88,160
Cost of goods sold...............................   38,076     46,027     62,091     65,332      82,200    35,484     60,830
                                                   -------    -------    -------    -------    --------   -------    -------
Gross profit.....................................   12,926     10,636     14,830     13,194      24,247     8,290     27,330
                                                   -------    -------    -------    -------    --------   -------    -------
Operating expenses:
  Sales and marketing............................    2,233      2,217      2,533      2,434       3,920     1,198      4,027
  General and administrative.....................    1,701      1,795      2,235      2,188       2,584       790      3,392
  Amortization of intangibles....................       --         --         --         --       2,230        --      2,404
  Amortization of deferred retention bonus(1)....       --         --         --         77       1,849       924        924
  Management fees................................       --         --         --         13         439       150        500
                                                   -------    -------    -------    -------    --------   -------    -------
    Total operating expenses.....................    3,934      4,012      4,768      4,712      11,022     3,062     11,247
                                                   -------    -------    -------    -------    --------   -------    -------
Operating income.................................    8,992      6,624     10,062      8,482      13,225     5,228     16,083
Interest expense.................................     (176)      (392)      (578)      (848)    (10,432)   (3,565)    (7,627)
Amortization of debt issuance costs..............       (9)       (18)       (28)      (134)       (755)     (265)      (495)
Interest and other income, net...................      323        317        557        927          54         7        209
                                                   -------    -------    -------    -------    --------   -------    -------
Income before income taxes and extraordinary
  item...........................................    9,130      6,531     10,013      8,427       2,092     1,405      8,170
Income taxes(2)..................................       --         --         --         --         836       496      3,032
                                                   -------    -------    -------    -------    --------   -------    -------
Income before extraordinary item.................    9,130      6,531     10,013      8,427       1,256       909      5,138
Extraordinary item net of taxes..................       --         --         --         --      (1,483)       --         --
                                                   -------    -------    -------    -------    --------   -------    -------
Net income (loss)................................  $ 9,130    $ 6,531    $10,013    $ 8,427    $   (227)  $   909    $ 5,138
                                                   =======    =======    =======    =======    ========   =======    =======
Earnings per common share:
  Basic..........................................  $  0.58    $  0.42    $  0.64    $  0.54    $  (0.01)  $  0.06    $  0.17
  Diluted........................................     0.58       0.42       0.64       0.54       (0.01)     0.06       0.16
Weighted average common shares:
  Basic..........................................   15,675     15,675     15,675     15,675      22,312    15,675     29,925
  Diluted........................................   15,675     15,675     15,675     15,675      22,669    15,675     32,029
OTHER FINANCIAL DATA:
Depreciation.....................................  $ 1,304    $ 2,061    $ 2,884    $ 3,014    $  3,635   $ 1,541    $ 2,375
Noncash interest expense imputed on debt.........       --         --         --         12         455       186        323

                                                                             DECEMBER 31,                       JULY 3,
                                                         ----------------------------------------------------   --------
                                                           1995       1996       1997       1998       1999       2000
                                                         --------   --------   --------   --------   --------   --------
CONSOLIDATED BALANCE SHEET DATA:
Working capital........................................  $ 8,100    $11,815    $18,517    $  8,071   $ 13,995   $ 14,355
Total assets...........................................   25,494     35,498     43,845      56,453    168,327    169,513
Long-term obligations, including current maturities....    2,820     10,701     10,889      72,772    140,163    132,706
Stockholders' equity (deficit).........................   17,104     20,654     27,048     (22,755)    16,537     21,690

                                                                                                               FIRST TWO
                                                                 YEAR ENDED DECEMBER 31,                    FISCAL QUARTERS
                                                   ----------------------------------------------------   -------------------
                                                     1995       1996       1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------   --------   --------
SUPPLEMENTAL DATA:
EBITDA(3)........................................  $10,619    $ 9,002    $13,503    $12,500    $ 20,993   $ 7,700    $21,995
Cash flows from operating activities.............    9,772      4,115     11,460      7,517      (2,227)    4,399     12,087
Cash flows from investing activities.............   (2,851)    (9,377)    (9,134)     5,657     (99,906)     (466)    (4,824)
Cash flows from financing activities.............   (4,648)     4,830     (3,434)   (16,693)    103,253    (1,900)    (8,014)

----------

(1) Amortization of deferred retention bonus relates to a retention bonus plan that we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan.

(2) Prior to December 15, 1998, we had made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income. Had we been taxed as a C corporation, assuming an effective federal statutory tax rate of 34%, our income tax expense would have been $3.1 million in 1995, $2.2 million in 1996, $3.4 million in 1997 and $2.9 million in 1998 and our net income would have been $6.0 million in 1995, $4.3 million in 1996, $6.6 million in 1997 and $5.5 million in 1998.
    We were not subject to state income taxes in 1997 and 1998 due to our only operating in Washington state, a state that does not impose a state income tax.

(3) EBITDA means earnings before interest expense (including amortization of debt issuance costs), income taxes, depreciation and amortization. EBITDA is presented because we believe it is an indicator of our ability to incur and service debt and is used by our lenders in determining compliance with financial covenants. However, EBITDA should not be considered as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to net income as a measure of operating results in accordance with accounting principles generally accepted in the United States. Our definition of EBITDA may differ from definitions used by other companies.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION IN CONJUNCTION WITH THE "SELECTED FINANCIAL DATA" SECTION OF THIS PROSPECTUS AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We provide time-critical, one-stop manufacturing services for highly complex printed circuit boards. Our customers include original equipment manufacturers of electronic products and their suppliers, or electronic manufacturing services providers. Our time-to-market focused manufacturing services enable our customers to shorten the time required to develop new products and bring them to market.

    In July 1999, we acquired Power Circuits, a printed circuit board manufacturer located in Santa Ana, California. In this acquisition we gained engineering and process expertise tailored specifically to manufacturing printed circuit boards for the quick-turn market and significantly diversified our customer base and end-markets. We acquired Power Circuits and recorded the acquisition under the purchase method of accounting. The excess purchase price over the fair value of the net tangible assets acquired was approximately
$90.1 million, of which $72.1 million was allocated to goodwill and $18.0 million was allocated to identifiable intangibles. In connection with this acquisition, we made an Internal Revenue Code Section 338(h)(10) election which allows us to deduct this goodwill and other intangibles for federal income tax purposes over 15 years, resulting in an annual tax deduction of $6.0 million. The acquisition was financed through our senior credit facility, our subordinated debt facility and additional equity contributions.

    As of December 31, 1999, we had more than 400 customers. Our top 10 customers during this period were ACT Manufacturing, ATL Ultrasound, Ciena, Compaq, including Compaq-directed electronic manufacturing services providers, ETMA, General Electric, Motorola, NEC, Radisys and Solectron. Our top 10 customers comprised 80.5% of our historical net sales during fiscal year 1997, 78.9% of our historical net sales during fiscal year 1998, 68.4% of our historical net sales during fiscal year 1999, and 56.5% of our net sales during the first two fiscal quarters 2000. Our top 10 customers comprised 62.3% of our pro forma net sales in 1999. In 1999, Solectron accounted for 19.4% of our historical net sales and Compaq, including Compaq-directed sales, accounted for 16.7% of our historical net sales. For the first two fiscal quarters 2000, Solectron accounted for 16.0% of our net sales and Compaq, including Compaq-directed sales, accounted for 15.3% of our net sales. We have focused significant sales and marketing resources on the fast-growing networking segment of the electronics industry. Revenues generated from networking customers increased from 8.7% of our pro forma net sales in 1997 to 25.4% in 1999 and 28.4% of our net sales for the first two fiscal quarters 2000.

    We sell our products through our internal sales force and independent sales representatives. Our internal sales force is paid on a salary and commission basis while our independent sales representatives are paid only on a commission basis. In 1999, our internal sales force generated 27% of our pro forma net sales, and our independent sales representatives generated 72%. The remaining 1% came from joint efforts between our internal and independent sales representatives.

    Our products are manufactured to our customers' design specifications and are priced to reflect both the complexity of the printed circuit boards and the time and volume requirements for the order. Generally, we quote prices after we receive the design specifications and time and volume requirements from our customers. Purchase orders may be cancelled prior to shipment. We charge customers a fee, based on percentage completed, if an order is cancelled once it has entered production.

    We recognize revenues upon shipment to the customer. We record net sales as our gross sales less an allowance for returns. We provide our customers a limited right of return for defective printed circuit boards. We record an allowance for estimated sales returns at the time of sale based on our historical results. For fiscal years 1997, 1998 and 1999 and for the first two fiscal quarters 2000 our provision for sales returns as a percentage of gross sales was less than 2%.

    We have historically experienced lower sales in our second and third fiscal quarters due to patterns in the capital budgeting and purchasing cycles of our customers and the end-markets they serve. In particular, this effect is caused by the seasonality of our high-end computing segment. We expect to reduce the impact of seasonality by further diversification of our customer base.

    In 1999, 85.9% of our pro forma net sales were in the United States, 8.6% in Singapore, and the remainder in Europe and other Asian countries. In 1999, 84.2% of our historical net sales were in the United States, 9.9% in Singapore, and the remainder in Europe and other Asian countries. For the first two fiscal quarters 2000, 91.5% of our net sales were in the United States, 3.0% in Singapore, 3.4% in England and the remainder primarily in other European and Asian countries.

    Cost of goods sold consists of materials, labor, outside services and overhead expenses incurred in the manufacture and testing of our products. Many factors affect our gross margin, including capacity utilization, product mix, production volume and yield. We do not participate in any long-term supply contracts, and we believe there are a number of potential suppliers for the raw materials we use. We believe that our cost of goods sold will increase in absolute dollars in future periods but will continue to fluctuate as a percentage of net sales.

    Our operating expenses are classified into five general categories: sales and marketing, general and administrative, amortization of intangibles, amortization of deferred retention bonus and management fees.

    Sales and marketing expenses consist primarily of salaries and commissions paid to our internal sales force and commissions paid to independent sales representatives, as well as costs associated with marketing materials and trade shows. As quick-turn sales become a higher percentage of total sales, our average commission rate is expected to increase. We believe there are significant opportunities for us to increase our penetration throughout the United States through enhanced sales and marketing efforts. Accordingly, we expect our sales and marketing expenses to increase in absolute dollars but continue to fluctuate as a percentage of net sales.

    General and administrative costs primarily include the salaries for executive, finance, accounting, facilities and human resources personnel, as well as insurance expenses and expenses for accounting and legal assistance. We expect these expenses to increase in absolute dollars but continue to fluctuate as a percentage of net sales as we add personnel and incur additional costs related to the growth of our business and the requirements of operating as a public company.

    Amortization of intangibles consists of the amortization of goodwill and other intangible assets which we recorded as a result of the Power Circuits acquisition in July 1999.

    Amortization of the deferred retention bonus relates to a retention bonus plan we implemented as part of our leveraged recapitalization in December 1998. In connection with this offering, we intend to pay out $10.8 million to participants in order to eliminate our obligations under this plan. We expect this payment to result in a charge of approximately $4.3 million, net of taxes, in the quarter in which we complete our offering.

    We pay management fees for advisory services to three firms, T.C. Management, T.C. Management IV and Brockway Moran & Partners Management, totaling $600,000 per year. These firms indirectly control our principal stockholder, Circuit Holdings. In consideration for advisory and management services rendered to TTM, we will pay these firms an aggregate fee of $2.0 million upon consummation of this offering. In addition, we intend to use approximately $1.5 million of the net proceeds we receive upon completion of this offering to amend and consolidate these management agreements.

    Our interest expense relates to our senior credit facility and our other long-term obligations. We intend to use approximately $68.2 million of the proceeds we receive from this offering to repay debt and eliminate our obligations under our retention bonus plan. As a result of our repayment of indebtedness, we anticipate that our interest expense will be significantly lower for subsequent periods.

    Amortization of debt issuance costs consists of the amortization of loan origination fees and related expenses. As a result of our repayment of indebtedness, we anticipate that our amortization will be significantly lower for subsequent periods. Upon completion of this offering, we intend to amend and restate our senior credit facility, which will result in the write-off of a significant portion of the remaining debt issuance costs related to our senior credit facility.

    Interest income and other, net consists of interest received on investments as well as lease revenue received for subleasing some of our space in Santa Ana, California, to an outside tenant. Prior to 1999, we received significant interest income due to a large cash position invested in Treasury securities.

    Prior to our leveraged recapitalization in December 1998, we were taxed for federal tax purposes as an S corporation. Accordingly, we had no income tax expense prior to December 14, 1998. At the time of our recapitalization, we became a C corporation and the tax effect of all differences between the tax reporting and financial reporting bases of our net assets was recorded as a net deferred tax asset. The most significant basis difference resulted from an Internal Revenue Code Section 338(h)(10) tax election we made at the time of recapitalization. This election had the effect of characterizing the recapitalization and stock purchase as an asset purchase for income tax purposes. Therefore, the consideration paid to our former owners, either by us or by Circuit Holdings, in excess of the tax basis of our net assets was recorded as tax-deductible goodwill of $77.5 million, even though no goodwill was recorded for financial reporting purposes. To the extent that we have future taxable income, we will realize the benefit of this tax goodwill over 15 years. This results in an annual deduction of $5.2 million which, assuming an effective income tax rate of 37.5%, could reduce our cash taxes payable each year by $1.9 million.

    From time to time we estimate whether we will be able to earn enough taxable income over the life of the deferred tax asset to fully realize the benefit of the asset. At the time of our recapitalization, we concluded that we were unlikely to fully realize its benefit and, accordingly, we recorded a valuation allowance against the asset. At December 31, 1999, we reassessed the realizability of our deferred tax assets and concluded, based upon our tax net operating loss of $4.9 million, among other factors, that the valuation allowance was still necessary. At December 31, 1999, we had gross deferred tax assets of approximately $28.3 million and a valuation allowance of $14.8 million.

    Upon the completion of our offering, we intend to reevaluate the realizability of our deferred tax asset. We currently estimate that we will eliminate the $14.8 million valuation allowance and record this as an income tax benefit. Our estimate is based upon the anticipated significant reduction in interest expense and increases in operating income for the quarters both before and after our offering. It is possible that our estimates could change in the near term, even before we complete this offering, and the amount of income tax benefit we record could be materially different than expected. In addition, should our expectations of taxable income change in future years, it may become necessary to record a valuation allowance which would adversely effect our results of operations. Excluding any effect from the reversal of our deferred tax asset valuation allowance, we expect to have an effective income tax rate of 37.5% for fiscal 2000.

    We recorded an extraordinary item net of taxes in 1999. This expense was for the extraordinary write-off of debt issuance costs of $1.5 million, net of an income tax benefit of $834,000, which were written off as a result of new financing obtained in connection with our acquisition of Power Circuits.

    Until January 1, 1999, we operated on calendar fiscal quarters and a fiscal year ending December 31. Beginning in 1999, we started operating on 13 week fiscal quarters. Our year-end remains December 31. In 1999, our fiscal quarters ended on April 4, July 4, October 4 and December 31. In 2000, our fiscal quarters ended or will end on April 3, July 3, October 2 and December 31.

RESULTS OF OPERATIONS

    The following table sets forth income statement data expressed as a percentage of historical net sales for the periods indicated:

                                                                                                                 FIRST TWO
                                                                              YEAR ENDED                           FISCAL
                                                                             DECEMBER 31,                         QUARTERS
                                                                 ------------------------------------      ----------------------
                                                                   1997          1998          1999          1999          2000
                                                                 --------      --------      --------      --------      --------
Net sales..................................................       100.0%        100.0%        100.0%        100.0%        100.0%
Cost of goods sold.........................................        80.7          83.2          77.2          81.1          69.0
                                                                  -----         -----         -----         -----         -----
Gross profit...............................................        19.3          16.8          22.8          18.9          31.0
                                                                  -----         -----         -----         -----         -----
Operating expenses:
  Sales and marketing......................................         3.3           3.1           3.7           2.8           4.6
  General and administration...............................         2.9           2.8           2.4           1.8           3.9
  Amortization of intangibles..............................          --            --           2.1            --           2.7
  Amortization of deferred retention bonus.................          --           0.1           1.8           2.1           1.0
  Management fees..........................................          --            --           0.4           0.3           0.6
                                                                  -----         -----         -----         -----         -----
    Total operating expenses...............................         6.2           6.0          10.4           7.0          12.8
                                                                  -----         -----         -----         -----         -----
Operating income...........................................        13.1          10.8          12.4          11.9          18.2
Interest expense...........................................        (0.8)         (1.1)         (9.8)         (8.1)         (8.6)
Amortization of debt issuance costs........................          --          (0.2)         (0.7)         (0.6)         (0.5)
Interest income and other, net.............................         0.7           1.2           0.1            --           0.2
                                                                  -----         -----         -----         -----         -----
Income before income taxes and extraordinary item..........        13.0          10.7           2.0           3.2           9.3
Income taxes...............................................          --            --           0.8           1.1           3.5
                                                                  -----         -----         -----         -----         -----
Income before extraordinary item...........................        13.0          10.7           1.2           2.1           5.8
Extraordinary item net of taxes............................          --            --          (1.4)           --            --
                                                                  -----         -----         -----         -----         -----
Net income (loss)..........................................        13.0%         10.7%         (0.2)%         2.1%          5.8%
                                                                  =====         =====         =====         =====         =====

FIRST TWO FISCAL QUARTERS 2000 COMPARED TO FIRST TWO FISCAL QUARTERS 1999

    NET SALES. Net sales increased $44.4 million, or 101.4%, from $43.8 million for the first two fiscal quarters 1999 to $88.2 million for the first two fiscal quarters 2000. Of this increase, $28.5 million resulted from the Power Circuits acquisition while $15.9 million resulted from internal sales growth. Internal sales growth increased primarily due to higher unit volume sales to meet increased customer demand combined with a higher price environment.

    COST OF GOODS SOLD. Cost of goods sold increased $25.3 million, or 71.4%, from $35.5 million for the first two fiscal quarters 1999 to $60.8 million for the first two fiscal quarters 2000. Higher costs of goods sold resulted from the acquisition of Power Circuits whose costs contributed $14.9 million to the increase. The remaining $10.4 million growth in costs was related to increased sales volume.

    GROSS PROFIT. Gross profit increased $19.0 million, or more than threefold, from $8.3 for the first two fiscal quarters 1999 to $27.3 million for the first two fiscal quarters 2000. Of this increase, $13.5 million resulted from an improved mix of quick-turn printed circuit boards, primarily related to the acquisition of Power Circuits. The remaining $5.5 million increase resulted from internal sales growth associated with higher unit volumes and increased product pricing.

    OPERATING EXPENSES. Sales and marketing expenses increased $2.8 million from $1.2 million for the first two fiscal quarters 1999 to $4.0 million for the first two fiscal quarters 2000. Of this increase, $2.1 million was associated with the Power Circuits acquisition. The remaining increase of $700,000 resulted from higher commissions related to higher sales volumes and an expansion of our direct sales force.

    General and administrative expenses increased $2.6 million from $790,000 for the first two fiscal quarters 1999 to approximately $3.4 million for the first two fiscal quarters 2000. Rising costs resulted from the Power Circuits acquisition and the hiring of additional management personnel.

    Amortization of intangibles consists of amortization of goodwill and other intangible assets from the Power Circuits acquisition. Because the acquisition was consummated in July 1999, the first two fiscal quarters 1999 do not include goodwill amortization. Amortization of intangibles was $2.4 million for the first two fiscal quarters 2000.

    Amortization of the deferred retention bonus was $924,000 for both the first two fiscal quarters 1999 and the first two fiscal quarters 2000.

    Management fees and related expenses increased from $150,000 for the first two fiscal quarters 1999 to $500,000 for the first two fiscal quarters 2000. Of this $350,000 increase, $150,000 resulted from additional management fees related to greater scope and services in 2000 due to the Power Circuits acquisition and $200,000 resulted from reimbursable expenses.

    INTEREST EXPENSE. Interest expense increased from $3.6 million for the first two fiscal quarters 1999 to $7.6 million for the first two fiscal quarters 2000. This increase resulted from a higher level of indebtedness associated with the acquisition of Power Circuits and an increase in interest rates.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $230,000 from $265,000 for the first two fiscal quarters 1999 to $495,000 for the first two fiscal quarters 2000. This increase resulted from amortization associated with a higher level of debt issuance costs incurred in connection with the acquisition of Power Circuits.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net, increased $202,000 from $7,000 for the first two fiscal quarters 1999 to $209,000 for the first two fiscal quarters 2000. Of this increase, $148,000 is due to additional income from a sublease we obtained as a result of the Power Circuits acquisition.

    INCOME TAXES. Income taxes increased $2.5 million from $496,000 for the first two fiscal quarters 1999 to $3.0 million for the first two fiscal quarters 2000. The increase is due to the acquisition of Power Circuits and higher profitability during 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998

    NET SALES. Net sales increased $27.9 million, or 35.6%, from $78.5 million in 1998 to $106.4 million in 1999. This increase resulted from both internal sales growth and the strategic acquisition of Power Circuits. More specifically, $19.8 million of the increase resulted from the acquisition of Power Circuits while $8.1 million resulted from internal sales growth. We achieved internal sales growth largely through increased product pricing with the remainder attributable to higher unit volumes and an expanded sales effort.

    COST OF GOODS SOLD. Costs of goods sold increased $16.9 million, or 25.8%, from $65.3 million in 1998 to $82.2 million in 1999. Higher costs of goods sold resulted from our acquisition of Power Circuits which contributed approximately $11.1 million to the increase. The remaining $5.8 million rise in costs was related to increased sales volume. Direct material cost savings decreased cost of goods sold as we renegotiated prices for key materials, including laminate, copper foil and inner-layer film.

    GROSS PROFIT. Gross profit grew $11.0 million, or 83.8%, from $13.2 million in 1998 to $24.2 million in 1999. Of this increase, $7.7 million resulted from improved mix of quick-turn printed circuit boards, primarily related to the acquisition of Power Circuits. The remaining increase of $3.3 million resulted from internal sales growth.

    OPERATING EXPENSES. Sales and marketing expenses increased $1.5 million, or 61.1%, from $2.4 million in 1998 to $3.9 million in 1999. The majority of this higher expense resulted from the inclusion of over $1.4 million of expenses associated with Power Circuits. The remaining increase of approximately $100,000 was due to an increase in commissions related to higher sales volume.

    General and administrative expenses grew $396,000, or 18.1%, from $2.2 million in 1998 to $2.6 million in 1999. This increase is the net result of an additional $1.0 million in costs associated with the Power Circuits acquisition partially offset by the elimination of non-recurring charges of $530,000 associated with our recapitalization.

    Amortization of intangibles was $2.2 million in 1999. There was no amortization of intangibles in 1998.

    Amortization of deferred retention bonus increased $1.7 million from $77,000 in 1998 to $1.8 million in 1999. This increase was the result of a full year of vesting of the bonus in 1999 compared to only 15 days of vesting in 1998.

    Management fee expense was $439,000 in 1999 compared with $13,000 in 1998. Management fees in 1999 covered a full-year period compared to only 15 days in 1998.

    INTEREST EXPENSE. Interest expense increased $9.6 million from $848,000 in 1998 to $10.4 million in 1999. This increase resulted from a higher level of indebtedness associated with our recapitalization in December 1998 and our subsequent acquisition of Power Circuits in July 1999.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $621,000 from $134,000 in 1998 to $755,000 in 1999. This increase resulted from a higher level of indebtedness associated with our recapitalization in December 1998 and our subsequent acquisition of Power Circuits in July 1999.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net, which consisted primarily of interest income from short-term investments, declined $873,000 from $927,000 in 1998 to $54,000 in 1999. In connection with our leveraged recapitalization in 1998, we paid out excess cash to former stockholders in the form of dividends and as a result our income from investments declined.

    INCOME TAXES. Income taxes were $836,000 in 1999. We did not pay income taxes in 1998 because we made an S corporation election for income tax purposes to include our taxable income in our stockholders' taxable income.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

    NET SALES. Net sales increased $1.6 million, or 2.1%, from $76.9 million in 1997 to $78.5 million in 1998. We attribute this slow growth in 1998 to an industry-wide supply and demand imbalance caused by two primary factors. First, the Asian financial crisis adversely impacted overall printed circuit board pricing during the first half of 1998 due to excess capacity overseas, which led to global pricing reductions. Second, domestic original equipment manufacturers, including one of our largest customers, Compaq, reduced their inventory levels in an effort to adopt a more direct distribution model.

    COST OF GOODS SOLD. Costs of goods sold increased $3.2 million, or 5.2%, from $62.1 million in 1997 to $65.3 million in 1998. The rise in costs was related to higher unit volumes and increased costs associated with the ramp-up of our new Burlington facility.

    GROSS PROFIT. Gross profit decreased $1.6 million, or 11.0%, from $14.8 million in 1997 to $13.2 million in 1998. This decline resulted from pricing pressures caused by excess industry capacity resulting from the Asian financial crisis, inefficiencies created by the ramp-up of our Burlington production facility and an overall slowdown in growth related to inventory rationalization by several of our customers.

    OPERATING EXPENSES. Sales and marketing expenses decreased $99,000, or 3.9%, from $2.5 million in 1997 to $2.4 million in 1998. The expense savings resulted primarily from an increased portion of revenues being generated by our direct sales force.

    General and administrative expenses decreased $47,000, or 2.1%, from 1997 to 1998. This marginal increase was due to additional staff for the ramp-up and administration of our new Burlington facility.

    Amortization of deferred retention bonus was $77,000 in 1998. The program was implemented in 1998 so there was no deferred retention bonus expense in 1997.

    Management fee expense was $13,000 in 1998. There was no management fee paid in 1997.

    INTEREST EXPENSE. Interest expense rose $270,000 from $578,000 in 1997 to $848,000 in 1998. The increase resulted from higher borrowings in connection with our recapitalization.

    AMORTIZATION OF DEBT ISSUANCE COSTS. Amortization of debt issuance costs increased $106,000 from $28,000 in 1997 to $134,000 in 1998. This increase resulted from higher borrowings in connection with our recapitalization.

    INTEREST INCOME AND OTHER, NET. Interest income and other, net, increased $370,000 from $557,000 in 1997 to $927,000 in 1998. Excess cash from operations generated the increase in investment income.

QUARTERLY RESULTS OF OPERATIONS

    The following table presents our consolidated historical operating results for each of the six fiscal quarters in the period from January 1, 1999 through July 3, 2000. This information is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. We believe that quarter to quarter comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of one quarter as an indication of future performance.

                                                                                  FISCAL QUARTER ENDED
                                                           ------------------------------------------------------------------
                                                              PRIOR TO POWER
                                                                 CIRCUITS                        SUBSEQUENT TO
                                                               ACQUISITION                POWER CIRCUITS ACQUISITION
                                                           --------------------   -------------------------------------------
                                                           APRIL 4,    JULY 4,    OCT. 4,    DEC. 31,    APRIL 3,    JULY 3,
                                                             1999        1999       1999       1999        2000        2000
                                                           ---------   --------   --------   ---------   ---------   --------
                                                                                     (IN THOUSANDS)
CONSOLIDATED STATEMENT OF INCOME DATA:
Net sales................................................   $24,788    $18,986    $29,595     $33,078     $42,080    $46,080
Cost of goods sold.......................................    19,080     16,404     21,883      24,833      29,802     31,028
                                                            -------    -------    -------     -------     -------    -------
Gross profit.............................................     5,708      2,582      7,712       8,245      12,278     15,052
                                                            -------    -------    -------     -------     -------    -------
Operating expenses:
  Sales and marketing....................................       649        549      1,347       1,375       1,879      2,148
  General and administrative.............................       601        189        747       1,047       1,244      2,148
  Amortization of intangibles............................        --         --      1,028       1,202       1,202      1,202
  Amortization of deferred retention bonus...............       462        462        462         463         462        462
  Management fees........................................        75         75        139         150         150        350
                                                            -------    -------    -------     -------     -------    -------
    Total operating expenses.............................     1,787      1,275      3,723       4,237       4,937      6,310
                                                            -------    -------    -------     -------     -------    -------
Operating income.........................................   $ 3,921    $ 1,307    $ 3,989     $ 4,008     $ 7,341    $ 8,742
                                                            =======    =======    =======     =======     =======    =======
Net income (loss)........................................   $ 1,286    $  (377)   $(1,258)    $   122     $ 2,123    $ 3,015
                                                            =======    =======    =======     =======     =======    =======
AS A PERCENTAGE OF NET SALES:
Net sales................................................     100.0%     100.0%     100.0%      100.0%      100.0%     100.0%
Cost of goods sold.......................................      77.0       86.4       73.9        75.1        70.8       67.3%
                                                            -------    -------    -------     -------     -------    -------
Gross profit.............................................      23.0       13.6       26.1        24.9        29.2       32.7%
                                                            -------    -------    -------     -------     -------    -------
Operating expenses:
  Sales and marketing....................................       2.6        2.9        4.6         4.1         4.5        4.7
  General and administrative.............................       2.4        1.0        2.5         3.2         3.0        4.7
  Amortization of intangibles............................        --         --        3.5         3.6         2.9        2.5
  Amortization of deferred retention bonus...............       1.9        2.4        1.6         1.4         1.1        1.0
  Management fees........................................       0.3        0.4        0.4         0.5         0.3        0.8
                                                            -------    -------    -------     -------     -------    -------
    Total operating expenses.............................       7.2        6.7       12.6        12.8        11.8       13.7
                                                            -------    -------    -------     -------     -------    -------
Operating income.........................................      15.8%       6.9%      13.5%       12.1%       17.4%      19.0%
                                                            =======    =======    =======     =======     =======    =======
Net income (loss)........................................       5.2%      (2.0)%     (4.3)%       0.4%        5.0%       6.5%
                                                            =======    =======    =======     =======     =======    =======

    Net sales increased in five of the past six quarters. Net sales decreased from $24.8 million in the first fiscal quarter 1999 to $19.0 million in the second fiscal quarter 1999 due to seasonal reduction in demand and the adjustment to a "just-in-time" inventory policy by our two largest customers, Solectron and Compaq. Net sales increased in our third fiscal quarter 1999 due to our Power Circuits acquisition, and sequentially in the following three quarters due to increased production volume associated with greater customer demand and higher prices from higher technology products and a rising price environment.

    Cost of goods sold increased in five of the last six quarters. Cost of goods sold decreased from $19.1 million in the first fiscal quarter 1999 to $16.4 million in the second fiscal quarter 1999 due to sales volume decreases. Over the same period, gross profit decreased due to fixed operating costs spread over lower sales volume. Cost of goods sold increased in subsequent quarters due to our Power Circuits acquisition as well as increased sales volumes. Gross profit increased due to increased sales and higher prices. Gross profit margin fell in the fourth fiscal quarter 1999 due to increased direct materials costs.

    Sales and marketing expenses increased in five of the last six quarters. These expenses decreased from $649,000 in the first fiscal quarter 1999 to $549,000 in the second fiscal quarter 1999 due to a decline in unit sales volumes. Sales and marketing expenses increased sequentially beginning in the third fiscal quarter 1999 due to the inclusion of expenses associated with the Power Circuits acquisition and increased commission expenses associated with increasing sales.

    General and administrative expenses increased in five of the six last fiscal quarters. Expenses fell in the second fiscal quarter 1999 compared to the first fiscal quarter due to an adjustment for previously recorded bonus expense. Performance-based bonuses accrued in the first fiscal quarter were reduced and reversed in the second quarter due to lower than expected performance. In addition, commencing in the third fiscal quarter 1999 we began including costs associated with the Power Circuits acquisition.

    Amortization of goodwill and other intangibles was related to our Power Circuits acquisition and therefore began in the third fiscal quarter 1999.

    Management fees increased at the time of the Power Circuits acquisition due to the increased scope of services provided under a new management agreement with T.C. Management IV and Brockway Moran & Partners Management.

    Net income decreased or remained approximately flat in three of the last six fiscal quarters. Net income decreased from $1.3 million in the first fiscal quarter to a loss of $377,000 in the second fiscal quarter primarily due to lower sales and gross profit. While sales and gross profit rebounded in the third fiscal quarter 1999, we incurred a net loss of $1.3 million due to increased debt levels and related interest expense as well as the addition of goodwill and intangibles amortization resulting from the Power Circuits acquisition in July. Further contributing to the loss was the $1.5 million after-tax extraordinary item related to the write-off of debt issuance costs in connection with refinancing our senior credit facility. Net income improved in the following three fiscal quarters due to higher sales volumes and gross profit while our interest and amortization expenses remained approximately constant.

LIQUIDITY AND CAPITAL RESOURCES

    Our principal sources of liquidity are cash provided by operations and borrowings under various debt agreements. Our principal uses of cash have been to finance mergers and acquisitions, meet debt service requirements and finance capital expenditures. We anticipate that these uses will continue to be our principal uses of cash in the future.

    Net cash provided by operating activities was $11.5 million in 1997 and $7.5 million in 1998. Net cash used in operating activities was $2.2 million in 1999. Debt issuance costs, higher cash interest expense associated with our purchase of Power Circuits and an increase in working capital led to a net use of cash in 1999. Net cash provided by operating activities was $12.1 million in the first two fiscal quarters 2000 resulting from higher net income. Fluctuations in net cash provided by operating activities are attributable to increases and decreases in our net income before non-cash charges and fluctuations in working capital caused by changes in cash, accounts receivable, inventories and accounts payable. Our working capital as a percentage of net sales decreased from 24.1% in 1997 to 10.3% in 1998. This decrease was primarily due to a $10.9 million reduction in cash balances from $11.1 million for the year ended December 31, 1997 to $200,000 for the year ended December 31, 1998 associated with our leveraged recapitalization in December 1998. Prior to our leveraged recapitalization, excess cash flow from operations was invested in treasury securities and generated significant interest income. Since our leveraged recapitalization, changes in our working capital have been approximately proportional to our sales growth, with working capital at 10.3% of net sales in 1998 and at 13.1% of net sales in 1999.

    Net cash used in investing activities was $9.1 million in 1997. Net cash provided by investing activities was $5.7 million in 1998. Net cash used in investing activities was $99.9 million in 1999 and $4.8 million in the first two fiscal quarters 2000. These activities consist of capital expenditures in each period and cash of $95.5 million used in the acquisition of Power Circuits in 1999. Our capital expenditures were $2.6 million in 1997, $1.7 million in 1998 and $4.5 million in 1999. Currently we have no capital lease obligations. We anticipate capital expenditures of $12.0 million in 2000 reflecting our intent to expand capacity at all of our facilities.

    Net cash used in financing activities was $3.4 million in 1997 and $16.7 million in 1998. Net cash provided by financing activities was $103.2 million in 1999. Net cash used in financing activities was $8.0 million in the first two fiscal quarters 2000. Our principal financing activities in 1999 included the repayment of existing debt facilities and borrowings on our new debt facilities in connection with the Power Circuits acquisition. Common stock amounting to $37.5 million was also issued to fund this acquisition. In 1998, our principal financing activities included repayment of our existing debt facilities and the new financings associated with our leveraged recapitalization. This recapitalization also included distributions to stockholders. In addition, our principal financing activities in 1997 included normal borrowings and repayments under our credit facilities as well as stockholder distributions.


    As of July 3, 2000, we had outstanding long-term obligations of $132.8 million consisting of $111.6 million under our senior credit facility, $13.3 million of senior subordinated notes and $7.9 million of a deferred retention bonus payable. Our senior credit facility consists of term loans and a $15.0 million revolving credit facility, of which $13.3 million was available as of July 3, 2000. The minimum principal payment obligation on our term loan is $3.6 million for fiscal year 2000. No other debt instruments require minimum principal repayments during 2000. As of July 3, 2000, our weighted average interest rate under our senior credit facility was 10.4%. We intend to use the net proceeds we receive from this offering to repay indebtedness and long-term obligations, including redeeming all of our senior subordinated notes, our subordinated notes and a portion of our senior credit facility, and eliminating our obligations under our retention bonus plan. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have received the consent of the lenders under the senior credit facility to these uses of the net proceeds. We are currently planning to refinance the senior facility shortly after this offering and are negotiating an amended and restated credit agreement. We can provide no assurances that we will actually refinance the senior credit facility.


    Based on our current level of operations, we believe that cash generated from operations, available cash and amounts available under our senior credit facility will be adequate to meet the debt service requirements, capital expenditures and working capital needs of our current operations for at least the next 24 to 36 months. We may require additional financing if we decide to consummate additional acquisitions. We are highly leveraged and our future operating performance and ability to service or refinance our senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

QUANTITATIVE AND QUALITATIVE DISCLOSURE RELATING TO MARKET RISKS

    INTEREST RATE RISK. Our senior credit facility bears interest at floating rates. We reduce our exposure to interest rate risks through swap agreements. In conjunction with this offering, we intend to evaluate our interest rate exposure from our remaining debt and will modify the terms of our interest rate exchange agreements to ensure they remain an effective cash flow hedge for our variable rate debt.

    Under the terms of our current swap agreements, we pay maximum annual rates of interest applied to notional amounts. These notional amounts equal 60% of the principal balance outstanding under our senior credit facility for the period beginning August 16, 1999 through December 31, 2001. During this period, our maximum annual rate ranges from 5.08% to 6.36% for a given month. The term loan facility portion of our senior credit facility bears interest based on one-month LIBOR. As of July 3, 2000, one-month LIBOR was 6.63%. If one-month LIBOR increased by 10% to 7.29%, interest expense related to the term loan facility portion would increase by $684,000 in 2000. However, the increase in interest expense would be offset by $358,000 in payments we would be entitled to receive under our swap agreements.

    The revolving credit facility bears interest ranging from 2.25% to 3.25% per annum plus the applicable LIBOR or from 0.75% to 1.75% per annum plus the federal reserve reported overnight funds rate plus 0.50% per annum. Therefore, a 10% change in interest rates as of July 3, 2000, is not expected to materially affect the interest expense to be incurred on this facility during such period.

    FOREIGN CURRENCY EXCHANGE RISK. All of our sales are denominated in U.S. dollars, and as a result, we have relatively little exposure to foreign currency exchange risk with respect to sales made.

    IMPACT OF INFLATION. We believe that our results of operations are not dependent upon moderate changes in the inflation rate as we expect that we will be able to pass along component price increases to our customers.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

    As of July 3, 2000, our consolidated balance sheet reflected $85.5 million of intangible assets, a substantial portion of our total assets at such date. Intangible assets consist of goodwill and other identifiable intangibles relating to our acquisition of Power Circuits. The balances of these intangible assets may increase in future periods, principally from the consummation of further acquisitions. Amortization of these additional intangibles would, in turn, have a negative impact on earnings. In addition, we continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of intangible assets may not be recoverable. When factors indicate that assets should be evaluated for possible impairment, we may be required to reduce the carrying value of our intangible assets, which could have a material adverse effect on our results during the periods in which such a reduction is recognized. We may be required to write down intangible assets in future periods.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No 137, issued by the FASB in July 1999, establishes a new effective date for SFAS No. 133. This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for us beginning with our first fiscal quarter 2001. Based upon the nature of the financial instruments and hedging activities in effect as of the date of this filing, this pronouncement would require us to reflect the fair value of our derivative instruments on the consolidated balance sheet. Changes in fair value of these instruments will be reflected as a component of comprehensive income.

                                    BUSINESS

OVERVIEW

    We provide time-critical, one-stop printed circuit board manufacturing services to original equipment manufacturers and electronic manufacturing services providers. Our printed circuit boards serve as the foundation of electronic products such as routers, switches, servers, computer memory modules and communications infrastructure equipment. Our customers primarily serve such rapidly growing segments of the electronics industry as networking, high-end computing, including servers, and computer peripherals. Our time-to-market manufacturing services enable our customers to shorten the time required to develop new products and introduce them to market.

    We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle. Our facility specialization strategy allows us to place each order in the facility optimized for that customer's particular delivery time and volume needs. In addition, we utilize compatible technology and manufacturing processes at each of our facilities to provide consistent quality and the efficient movement of orders among facilities.

    We offer a one-stop manufacturing solution that includes the following services:

    QUICK-TURN SERVICES:

    - PROTOTYPE PRODUCTION. We manufacture prototype printed circuit boards in quantities of up to 50 boards per order with delivery times ranging from as little as 24 hours to 10 days.

    - RAMP-TO-VOLUME PRODUCTION. Our ramp-to-volume services typically include manufacturing up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days.

    For the year ended December 31, 1999, orders with delivery requirements of 10 days or less represented 32% of our pro forma gross sales and 26% of our historical gross sales. Ten day or less orders represented a significantly higher percentage of gross sales for our Santa Ana facility which focuses on prototype production and new customer development. Pro forma gross sales at this facility increased by 71% for the first two fiscal quarters 2000, compared with the same period in the prior year.

    STANDARD DELIVERY TIME SERVICES:

    - VOLUME PRODUCTION. Our volume production services, which typically target higher complexity printed circuit boards, include manufacturing up to several thousand printed circuit boards per order with delivery times ranging from three to eight weeks.

    We provide our time-to-market services primarily to customers whose products are subject to continuous technological developments and numerous product improvements. Our top seven original equipment manufacturer customers include ATL Ultrasound, Ciena, Compaq, General Electric, Motorola, NEC, and Radisys, and our top five electronic manufacturing services customers include ACT Manufacturing, Celestica, ETMA, K*TEC, and Solectron.

INDUSTRY BACKGROUND

    Printed circuit boards serve as the foundation of all complex electronic products. The printed circuit board manufacturing industry has benefited from the proliferation of electronic products in a variety of applications, ranging from consumer products, such as cellular telephones, to high-end commercial electronic products, such as communications and computer networking equipment. Printed circuit boards are manufactured from sheets of laminated material, or panels. Each panel is typically subdivided into multiple printed circuit boards, each consisting of a pattern of electrical circuitry etched from copper to provide an electrical connection between the components mounted to it.

    Primary purchasers of printed circuit boards are original equipment manufacturers and electronic manufacturing services providers. Total United States production for rigid printed circuit boards, the type we manufacture, was $8.1 billion in 1999 and is projected to grow to $11.1 billion in current dollars in 2002, a compound annual growth rate of 11.0%. Domestic production of multilayer printed circuit boards was $6.5 billion in 1999, or 80.0% of the rigid market, and is expected to reach $9.3 billion in current dollars in 2002, a compound annual growth rate of 12.8%. Printed circuit boards manufactured for communications equipment are expected to account for a disproportionate share of growth in the multilayer segment, increasing by a compound annual growth rate of 22.1% in current dollars through 2002.

    Products within the networking, high-end computing and computer peripherals markets have high levels of complexity and short life cycles as original equipment manufacturers continually develop new and increasingly sophisticated products. We believe these characteristics benefit printed circuit board manufacturers that can assist original equipment manufacturers in bringing a product to market faster by providing the engineering expertise, process controls and execution capability to accelerate product development and quickly proceed to volume production. Manufacturers of complex electronics products in emerging high-growth markets, including broadband technologies such as optical networking, digital subscriber lines and wireless applications, and data storage technologies such as storage area networks are also under pressure to bring their products to market faster. These markets are growing as a result of technological change, demand for a wider variety of product applications, and increasingly powerful electronic components. We believe that the time-critical and highly complex nature of these new and emerging markets will further increase the demand for rapid production of complex printed circuit boards.

    We see several trends for the printed circuit board manufacturing industry. These include:

    SHORTER ELECTRONIC PRODUCT LIFE CYCLES. Rapid changes in technology are shortening the life cycles of complex electronic products and reducing the period during which products are profitable, placing greater pressure on original equipment manufacturers to bring new products to market faster. Original equipment manufacturers are placing increased emphasis on the prototype stage of printed circuit board production in order to accelerate product development. In addition, the rapid adoption of innovative electronic products is heightening the need for original equipment manufacturers to minimize the time required to advance products from prototype design to product introduction. We believe these time-to-market requirements are causing original equipment manufacturers to increasingly rely on printed circuit board manufacturers who have the capability to meet the needs of compressed product life cycles.

    INCREASING COMPLEXITY OF ELECTRONIC PRODUCTS. The increasing complexity of electronic products is driving technological advancements in printed circuit boards. Original equipment manufacturers are continually designing more complex and higher performance electronic products, which require printed circuit boards that can accommodate higher speeds and component densities. We believe that original equipment manufacturers are increasingly relying upon larger printed circuit board manufacturers who possess the scale and financial resources necessary to invest in advanced manufacturing process technologies and sophisticated engineering staff, often to the exclusion of smaller printed circuit board manufacturers who do not possess such technology or resources.

    DECREASED RELIANCE ON MULTIPLE PRINTED CIRCUIT BOARD MANUFACTURERS BY ORIGINAL EQUIPMENT MANUFACTURERS. Original equipment manufacturers have traditionally relied on multiple printed circuit board manufacturers to provide different services as an electronic product moves through its life cycle. We believe that the transfer of a product among different printed circuit board manufacturers results in increased costs and inefficiencies due to incompatible technologies and manufacturing processes and production delays. As a result, we believe that original equipment manufacturers are reducing the number of printed circuit board manufacturers which they rely on, presenting an opportunity for those who can offer one-stop manufacturing capabilities.

    CONSOLIDATION OF INDEPENDENT PRINTED CIRCUIT BOARD MANUFACTURERS. As more complex electronic products proliferate, printed circuit board manufacturers require substantial investment in advanced production facilities, engineering and manufacturing expertise and process technology. These capital and technology requirements have contributed to consolidation in the printed circuit board manufacturing industry. In 1993, the 14 largest independent printed circuit board manufacturers accounted for approximately 33% of the U.S. market. In 1999, the 10 largest independent printed circuit board manufacturers accounted for approximately 52% of the U.S. market. Each of these 10 largest independent manufacturers had net sales greater than $100 million in 1999. In addition, several printed circuit board manufacturers have recently merged with or been acquired by electronic manufacturing services providers. We believe this development benefits the remaining independent printed circuit board manufacturers as electronic manufacturing services providers may be less willing to make purchases of printed circuit boards from their vertically integrated competitors.

THE TTM SOLUTION

    We assist our customers in bringing sophisticated electronic products to market faster by offering them time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our solution include:

    TIME-TO-MARKET FOCUSED SERVICES. We deliver highly complex printed circuit boards to customers in as little as 24 hours, which allows them to rapidly develop sophisticated electronic products and quickly bring these products to market. During 1999, we generated 32% of our pro forma gross sales and 26% of our historical gross sales from orders with delivery requirements of 10 days or less. Furthermore, our one-stop manufacturing capabilities allow us to rapidly advance electronic products from the prototype stage through ramp-to-volume and volume production.

    STRONG PROCESS AND TECHNOLOGY EXPERTISE. We deliver time-critical, highly complex manufacturing services through our advanced manufacturing process and technology expertise. Key elements of our process expertise include the integration of our facilities with one another through compatible technology and processes and our early adoption and continuous evaluation of new technologies to further reduce delivery times, improve quality, increase yields and decrease costs.

    Our technology expertise is evidenced by our focus on high complexity, higher layer count printed circuit boards. In 1999, 47% of our pro forma gross sales and 48% of our historical gross sales were from the manufacture of printed circuit boards with at least eight layers, an industry accepted measure of complexity. This amount increased to 52% of our gross sales for the first two fiscal quarters 2000. In addition, many of our lower layer count boards are complex as a result of the incorporation of other technologically advanced features. Our Burlington facility manufactures printed circuit boards primarily on 24 by 30 inch panels, compared to an industry standard of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

    ONE-STOP MANUFACTURING SOLUTION. We provide a one-stop manufacturing solution to our customers for each stage of an electronic product's life cycle by placing each order in the facility best suited for the customer's particular delivery time and volume needs. Our range of services enable us to capture volume production from our quick-turn customers and quick-turn production of next generation products from our volume customers.

STRATEGY

    Our goal is to be the leading provider of time-critical, one-stop manufacturing services for highly complex printed circuit boards. Key aspects of our strategy include:

    TARGETING ADDITIONAL CUSTOMERS IN HIGH-GROWTH MARKETS. Our time-to-market philosophy is a strong complement to the rapid introduction and short product life cycle of advanced electronic products. We currently focus our marketing efforts on original equipment manufacturers and electronic manufacturing services providers in the high-growth networking, high-end computing and computer peripherals segments of the electronics industry. We also target providers of next-generation technology, including broadband technologies such as optical networking, digital subscriber lines and wireless applications, and data storage technologies such as storage area networks.

    FURTHER EXPANDING OUR QUICK-TURN MANUFACTURING CAPACITY. We recently completed a significant expansion of our Santa Ana facility, increasing quick-turn capacity by approximately 60%. This expansion allows us to better serve our existing customer base and attract new customers needing quick-turn services. In addition, as early as the second fiscal quarter 2001, we intend to further expand our manufacturing capacity within this facility by occupying approximately 22,000 additional square feet which we currently sublease.

    CAPITALIZING ON OUR QUICK-TURN SERVICES TO CAPTURE FOLLOW-ON VOLUME PRODUCTION. Our quick-turn capabilities allow us to establish relationships with original equipment manufacturers and electronic manufacturing services providers early in a product's life cycle and often gives us an advantage in securing a preferred vendor status for subsequent volume production opportunities. We intend to capitalize on these relationships to increase demand for our volume production services.

    CONTINUING TO IMPROVE OUR TECHNOLOGICAL CAPABILITIES AND PROCESS MANAGEMENT SYSTEMS. We are consistently among the earliest adopters of new developments in printed circuit board manufacturing processes and technology. We continuously evaluate new processes and technology to further reduce our delivery times, improve quality, increase yields and decrease costs. We will continue to pursue our facility specialization strategy and deploy manufacturing processes and technology suited for each customer's delivery time and volume requirements. In addition, we will continue to develop and implement manufacturing processes and technology that allow our facilities to remain fully integrated.

    PURSUING COMPLEMENTARY ACQUISITION OPPORTUNITIES. We continuously consider strategic acquisitions of companies and technologies that may enhance our competitive position by strengthening our service offering and expanding our customer base. For example, our July 1999 acquisition of Power Circuits provided us with significant quick-turn manufacturing capabilities and diversified our customer base and end-markets.

SERVICES

    We provide our customers with an integrated manufacturing solution that encompasses all stages of an electronic product's life cycle from prototype through ramp-to-volume and volume production. Our services include:

    QUICK-TURN SERVICES:

    PROTOTYPE PRODUCTION. We provide prototype services primarily at our facility in Santa Ana, California, where we serve customers that require limited quantities of printed circuit boards. A typical order size is up to 50 printed circuit boards with delivery times ranging from as little as 24 hours to 10 days. We believe the ability to meet our customers' prototype demands strengthens our long-term relationships and gives us an advantage in securing a preferred vendor status when customers begin ramp-to-volume and volume production. Our Santa Ana facility is available seven days per week and

24 hours per day to be able to respond quickly to customer orders. We also provide prototype production as a secondary use of our Redmond facility.


    RAMP-TO-VOLUME PRODUCTION. We provide ramp-to-volume services primarily at our facility in Redmond, Washington. Our ramp-to-volume service typically includes the manufacture of up to several hundred printed circuit boards per order with delivery times ranging from two to 10 days. We provide our customers with ramp-to-volume services to transition a product from prototype to volume production or as a temporary solution for unforeseen manufacturing issues or customer demands. Our Redmond facility is available seven days per week and 24 hours per day to be able to respond quickly to customer orders. We also provide ramp-to-volume production as secondary uses of our Santa Ana and Burlington facilities.


    STANDARD DELIVERY TIME SERVICES:

    VOLUME PRODUCTION. We provide volume production primarily at our facility in Burlington, Washington, where we manufacture printed circuit boards for use in the commercial production phase. Our volume production service targets higher complexity printed circuit boards and manufactures up to several thousand printed circuit boards per order with delivery times typically ranging from three to eight weeks. Our volume production services complement our prototype and ramp-to-volume production and allow us to offer customers one-stop manufacturing capabilities. In addition, we are able to augment the services we provide to our existing volume production customers by providing prototype and ramp-to-volume manufacturing for their next generation products. Our Burlington facility operates seven days per week. We also provide volume production as a secondary use of our Redmond facility.

TECHNOLOGY

    The market for our products is characterized by rapidly evolving technology. In recent years, the trend in the electronic products industry has been to increase the speed, complexity and performance of components while reducing their size. Although none of our technology is proprietary to us, we believe our technological capabilities allow us to address the needs of manufacturers who need to bring complicated electronic products to market faster. Our printed circuit boards serve as the foundation of products such as routers, switches, servers, computer memory modules and communications infrastructure equipment, among other applications.

    To manufacture printed circuit boards, we generally receive circuit designs directly from our customers in the form of computer data files, which we review to ensure data accuracy and product manufacturability. Processing these computer files with computer aided design technology, we generate images of the circuit patterns that we then physically develop on individual layers using advanced photographic processes. Through a variety of plating and etching processes, we selectively add and remove conductive materials to form horizontal layers of thin circuits called traces, which are separated by insulating material. A finished multilayer circuit board laminates together a number of layers of circuitry, using intense heat and pressure under vacuum. Vertical connections between layers are achieved by plating through small holes called vias. Vias are made by highly specialized drilling equipment capable of achieving extremely fine tolerances with high accuracy. We specialize in high layer printed circuit boards with extremely fine geometries and tolerances. Because of the tolerances involved, we use clean rooms in certain manufacturing processes where tiny particles might otherwise create defects on the circuit patterns, and use automated optical inspection systems to ensure consistent quality.

    We believe the highly specialized equipment we use is among the most advanced in our industry. We provide a number of advanced technologies, including:

    - 20+ LAYER PRINTED CIRCUIT BOARDS. Manufacturing printed circuit boards with higher numbers of layers is more difficult to accomplish due to the greater number of processes required. We estimate that in 1999, the average layer count for printed circuit boards produced in the United States, weighted for sales revenue per board, was approximately 5.8 layers and only 11.4% of printed circuit board production, weighted for sales revenue per board, consisted of 16 layers or more. We reliably manufacture printed circuit boards with more than 20 layers in a time-critical manner.

    - BLIND AND BURIED VIAS. Vias are drilled holes which provide electrical connectivity between layers of circuitry in a printed circuit board. They typically extend all the way through the circuit board, providing connections to external features. As the demand for wiring density in a circuit board increases, vias may block channels that are needed for circuitry. As an alternative to the difficult task of adding more layers, blind and buried via technology is employed. Blind vias connect the surface layer of the printed circuit board to the nearest inner layer. Buried vias are holes that do not reach either surface of the printed circuit board but allow inner layers to be interconnected. Blind and buried vias are generally created with lasers employing depth control as opposed to mechnical drills. Since blind and buried vias only extend through the layers of the printed circuit board in which they are required, more space is available on unpierced layers. Products with blind and buried vias can be made thinner, smaller, lighter and with more functionality than products with traditional vias.

    - 0.003 INCH TRACES AND SPACES. Traces are the connecting copper lines between the different components of the printed circuit board and spaces are the distances between traces. The smaller the traces and tighter the spaces, the higher the density on the printed circuit board and the greater the expertise required to achieve a desired final yield on an order. In 1999, less than 5% of all printed circuit boards manufactured in the United States contained traces and spaces of 0.003 inches or less.

    - ASPECT RATIOS OF UP TO 10:1. The aspect ratio is the ratio between the thickness of the printed circuit board to the diameter of a drilled hole. The higher the ratio, the greater the difficulty to reliably form, electroplate and finish all the holes on a printed circuit board.

    - 24 BY 30 INCH PANELS. Our Burlington facility is configured for volume production of printed circuit boards based on a 24 by 30 inch panel size, compared to an industry standard panel size of 18 by 24 inches. This larger panel size provides 67% more usable surface area than the industry standard which allows us to manufacture more printed circuit boards per panel resulting in increased manufacturing efficiencies.

    - THIN CORE PROCESSING. A core is the basic inner-layer building block material from which printed circuit boards are constructed. A core consists of a flat sheet of material comprised of glass-reinforced resin with copper foil on either side. The thickness of inner-layer cores is determined by the overall thickness of the printed circuit board and the number of layers required. The demand for thinner cores derives from requirements of thinner printed circuit boards, higher layer counts and various electrical parameters. Core thickness in our printed circuit boards range from as little as 0.002 inches up to 0.062 inches. By comparison, the average human hair is 0.004 inches in diameter. During 1999, less than 10% of cores for multilayer printed circuit boards manufactured in the United States were less than .0045 inches thick.

    - SEQUENTIAL LAMINATION. When using blind and/or buried via technology in a multi-layer printed circuit board, we often incorporate sequential lamination manufacturing processes. Sequential lamination uses a multiple construction approach that generally increases the complexity of manufacturing due to an increase in the number of production steps. We use sequential lamination when there is a requirement for multiple sets of laminated, drilled and plated via assemblies. We estimate that fewer than 10% of U.S. printed circuit board manufacturers can produce boards with multiple sequential laminations and even fewer of these include combinations with multi-layered via assemblies.

    - MICROVIAS. Microvias are small vias with diameters generally between 0.001 inches and 0.005 inches after plating. These very small vias consume much less space on the layers they interconnect, thereby providing for greater wiring densities and closer spacing of components and their attachment pads. The fabrication of printed circuit boards with microvias requires specialized equipment, such as laser drills, and highly developed process knowledge. Applications such as handheld wireless devices employ microvias to obtain a higher degree of functionality from a given surface area. During 1999, less than 1% of printed circuit boards manufactured in the United States used laser drill technology.

    - MICRO BALL GRID ARRAY/CHIP-ON-BOARD FEATURES. A ball grid array is a method of mounting an integrated circuit or other component to a printed circuit board. Rather than using pins, also called leads, the component is attached with small balls of solder at each contact. This array method allows for greater input/output density and requires printed circuit boards with higher layer counts and tighter lines and spaces. A micro ball grid array is an array structure where the distance between component pads is 0.031 inches or less. A chip-on-board device is a component mounted with pins where the distance between component pads is 0.016 inches or less.

    - UP TO 25,000 TEST POINTS PER PRINTED CIRCUIT BOARD. Each component lead or attachment point of a printed circuit board corresponds to an electrical test point. Given the high costs of assembling printed circuit boards with multiple components, it is essential that a complete electrical test against the design intent be performed at the bare board level to ensure that all the components are working correctly. The standard metrics for assessing test capability is test equipment size and test point density, which in combination determine the testability of a product. We have the ability to manufacture printed circuit boards with over 25,000 test points per board.

    - DIFFERENTIAL IMPEDANCE. Some highly complex printed circuit boards require that the electric signals transmitted through traces be highly controlled within specific areas of the board. Our differential impedance technology regulates signals between traces and provides the means to accurately produce printed circuit boards to these requirements.

CUSTOMERS AND MARKETS

    Our customers include both original equipment manufacturers and electronic manufacturing services providers that primarily serve rapidly growing segments of the electronics industry, including networking, high-end computing and computer peripherals. We measure customers as those companies that place at least two orders in a 12-month period. As of December 31, 1999, we had more than 400 customers.

    Our top 25 customers in 1999 were:

NETWORKING                      HIGH-END COMPUTING              COMPUTER PERIPHERALS
----------                      ------------------              --------------------
ADC                             Compaq, including Compaq-       CMD Technologies
Adtran                          directed electronic             Kingston
Ciena                           manufacturing services          Matrox Electronics
Lucent                          providers                       3DFX
NEC
Radisys                         MEDICAL EQUIPMENT               OTHER ORIGINAL
                                ATL Ultrasound                  EQUIPMENT MANUFACTURERS
INDUSTRIAL AUTOMATION                                           Applied Tech Service
ACD                             ELECTRONIC MANUFACTURING        Matsushita
Diversified Technology          SERVICES PROVIDERS              Motorola
Eastman Kodak                   ACT Manufacturing               Nokia
Extron Electronics              ETMA                            Sony
General Electric                Solectron

    In 1999, sales to our two largest customers, Solectron and Compaq, including Compaq-directed electronic manufacturing services providers, accounted for 16.9% and 15.3% of our pro forma net sales and 19.4% and 16.7% of our historical net sales. In 1999, sales to our 10 top customers accounted for 62.3% of our pro forma net sales. Solectron accounted for 16.0% of our net sales for the first two fiscal quarters 2000 and Compaq, including Compaq-directed electronic manufacturing services providers, accounted for 15.3% of our net sales. Sales to our top 10 customers accounted for 56.5% of our net sales for the first two fiscal quarters 2000.

    In 1999, 85.9% of our pro forma net sales were in the United States, 8.6% in Singapore, and the remainder in Europe and other Asian countries. In 1999, 84.2% of our historical net sales were in the United States, 9.9% in Singapore, and the remainder in Europe and other Asian countries. For the first two fiscal quarters 2000, 91.5% of our net sales were in the United States, 3.0% in Singapore, 3.4% in England and the remainder primarily in other European and Asian countries.

    The following table shows the percentage of our net sales in each of the principal end-markets we served for the periods indicated.

                                                                                                                     FIRST TWO
                                           HISTORICAL                                PRO FORMA                    FISCAL QUARTERS
                              ------------------------------------      ------------------------------------      ---------------
END-MARKETS                     1997          1998          1999          1997          1998          1999             2000
-----------                   --------      --------      --------      --------      --------      --------      ---------------
Networking..................    10.1%         16.7%         25.8%          8.7%         17.8%         25.4%             28.4%
High-end computing..........    31.5          32.0          22.5          24.3          24.7          21.5              26.2
Computer peripherals........    30.9          29.3          24.6          24.0          23.7          23.3              16.1
Industrial automation.......    13.5          10.4          12.1          11.4          10.1          12.2              11.9
Medical equipment...........     9.7           9.0           7.4           6.4           6.6           6.5               6.2
Other.......................     4.3           2.6           7.7          25.2          17.1          11.1              11.2
                               -----         -----         -----         -----         -----         -----             -----
  Total.....................   100.0%        100.0%        100.0%        100.0%        100.0%        100.0%            100.0%
                               =====         =====         =====         =====         =====         =====             =====

SALES AND MARKETING

    Our marketing strategy focuses on establishing long-term relationships with our customers' engineering staff and new product introduction personnel early in the product development phase. As the product moves from the prototype stage through ramp-to-volume and volume production, we shift our focus to the procurement department within the customer to be able to capture sales at each stage of the product's life cycle.

    Our staff of engineers, sales support and managers support our sales representatives in advising customers with respect to manufacturing feasibility, design review and technology limits through direct customer communication, e-mail and customer visits. We combine our sales efforts with customer service at each facility to better serve our customers. In order to establish individual salesperson accountability for each client, each customer is assigned one salesperson for all services across all facilities.

    We market our services through six direct and 48 independent sales representatives, supervised by a management team of four. In 1999, 72% of our pro forma net sales and 73% of our historical net sales were generated through our independent sales representatives. We believe there are significant opportunities for us to increase our penetration throughout the United States through further expansion of our direct and independent sales representatives.

FACILITIES

    Our principal manufacturing facilities are as follows:

LOCATION                                    SQUARE FEET   PRIMARY USE       SECONDARY USE
--------                                    -----------   -----------       -------------
Santa Ana, CA.............................     60,000     Prototype         Ramp-to-volume
Redmond, WA...............................     56,000     Ramp-to-volume    Volume and prototype
Burlington, WA............................     76,000     Volume            Ramp-to-volume

    We own all of our facilities with the exception of 18,000 square feet at our Santa Ana facility, which we occupy under a lease expiring in March 2018. We have a five-year option to purchase this leased space, which expires in July 2004. We currently sublease 22,000 square feet of additional space in Santa Ana, which we intend to occupy for future growth in the second fiscal quarter of 2001. We own our facility in Burlington and operate it under a land lease that expires in July 2025.

    We believe our facilities and state-of-the-art technology are currently adequate for our operating needs. We are qualified under various standards, including UL (Underwriters Laboratories) approval for electronics. In addition, all of our facilities are ISO 9002 certified. These certifications require that we meet standards related to management, production and quality control, among others.

    Our owned facilities are subject to mortgages under our senior credit facility. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and our consolidated financial statements contained elsewhere in this prospectus.

SUPPLIERS

    The primary raw materials that we use in production include copper-clad layers of fiberglass of varying thickness impregnated with bonding materials, chemical solutions such as copper and gold for plating operations, photographic film, carbide drill bits and plastic for testing fixtures.

    We use just-in-time procurement practices to maintain our raw materials inventory at low levels and work closely with our suppliers to obtain technologically advanced raw materials. Although we have preferred suppliers for some raw materials, the materials we use are generally readily available in the open market and numerous other potential suppliers exist. In addition, we periodically seek alternative supply sources to ensure that we are receiving competitive pricing and service. Adequate amounts of all raw materials have been available in the past and we believe this availability will continue in the foreseeable future.

COMPETITION

    The printed circuit board industry is highly fragmented and characterized by intense competition. Our principal competitors include: DDi; Hadco, which was recently acquired by Sanmina; Merix; and Tyco.

    We believe we compete favorably on the following competitive factors:

    - capability and flexibility to produce customized complex products;

    - ability to offer time-to-market capabilities;

    - ability to offer one-stop manufacturing capabilities;

    - consistently high-quality product; and

    - outstanding customer service.

    In addition, we believe our continuous evaluation and early adoption of new or revised manufacturing and production technologies also gives us a competitive advantage. We believe that manufacturers like us who have the ability to manufacture printed circuit boards using advanced technologies such as blind and buried vias, larger panel size, sequential lamination and smaller traces and spaces have a competitive advantage over manufacturers who do not possess these technological capabilities. We believe these advanced manufacturing and production technologies are increasingly replacing and making obsolete older technologies that do not provide the same benefits. Our future success will depend in large part on whether we are able to maintain and enhance our manufacturing capabilities as new manufacturing and production technologies gain market share.

    Some of our competitors are likely to enjoy substantial competitive advantages, including:

    - greater financial and manufacturing resources that can be devoted to the development, production and sale of their products;

    - more established and broader sales and marketing channels;

    - more manufacturing facilities worldwide, some of which are closer in proximity to our customers;

    - manufacturing facilities which are located in countries with lower production costs; and

    - greater name recognition.

BACKLOG

    Although we obtain firm purchase orders from our customers, our customers typically do not make firm orders for delivery of products more than 30 to 90 days in advance. We do not believe that the backlog of expected product sales covered by firm purchase orders is a meaningful measure of future sales since orders may be rescheduled or canceled.

GOVERNMENTAL REGULATION

    Our operations are subject to federal, state and local regulatory requirements relating to environmental compliance and site cleanups, waste management and health and safety matters. In particular, we are subject to regulations promulgated by:

    - the Occupational Safety and Health Administration pertaining to health and safety in the workplace;

    - the Environmental Protection Agency pertaining to the use, storage, discharge and disposal of hazardous chemicals used in the manufacturing processes; and

    - corresponding state agencies.

    To date, the costs of compliance and environmental remediation have not been material to us. Nevertheless, additional or modified requirements may be imposed in the future. If such additional or modified requirements are imposed on us, or if conditions requiring remediation were found to exist, we may be required to incur substantial additional expenditures.

    In July 1998, we experienced an explosion at our wastewater-treatment facility in Redmond caused by operator error. No injuries resulted and the treatment system was completely repaired within 45 days. Our management estimates the impact of lost revenues as a result of the incident was $1.8 million. The treatment system is currently fully operational and with all necessary permits. We have taken precautions at this facility to prevent such an incident from occurring again, such as increasing ventilation as well as upgrading process plumbing and chemical delivery systems. Our Burlington and Santa Ana facilities have already taken such preventive measures. Accordingly, we do not believe there is a risk of a similar incident occurring at these facilities.

EMPLOYEES

    As of July 3, 2000, we had 1,179 employees, none of whom are represented by unions. Of these employees, 1,105 were involved in manufacturing and engineering, 35 worked in sales and marketing and 39 worked in accounting, systems and other support capacities. We have not experienced any labor problems resulting in a work stoppage and believe that we have good relations with our employees.

LEGAL PROCEEDINGS

    We are not currently subject to any material legal proceedings; however, we may from time to time become a party to various legal proceedings arising in the ordinary course of our business.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth our directors and executive officers, their ages as of July 3, 2000, and the positions currently held by each person:


NAME                                            AGE       POSITION
----                                            ---       --------
Kenton K. Alder...........................  50            Chief Executive Officer, President and
                                                          Director
Jeffrey W. Goettman.......................  41            Chairman and Director
Michael E. Moran..........................  37            Vice-Chairman and Director
Stacey M. Peterson........................  36            Chief Financial Officer and Secretary
Brad W. Playford..........................  39            Vice President, Marketing and Strategic
                                                          Planning
O. Clay Swain.............................  36            Vice President, Sales
James H. Eisenberg........................  44            President, Santa Ana
Dale W. Anderson..........................  44            Vice President, Santa Ana
Gary L. Reinhart..........................  50            Director of Operations, Redmond
Steven K. Pointer.........................  43            Director of Operations, Burlington
George M. Dalich..........................  51            Director of Quality and Technology
Gene L. Tasche............................  45            Facilities Director
Douglas P. McCormick......................  31            Director
Philip M. Carpenter III...................  28            Director
John G. Mayer.............................  49            Director Nominee
James K. Bass.............................  43            Director Nominee



    KENTON K. ALDER has served as our Chief Executive Officer, President and Director since March 1999. From January 1997 to July 1998, Mr. Alder served as Vice President of Tyco Printed Circuit Group Inc., a printed circuit board manufacturer. Prior to that time, Mr. Alder served as President and Chief Executive Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From January 1987 to November 1994, Mr. Alder served as President of Lundahl Astro Circuits Inc., a predecessor company to ElectroStar. Mr. Alder holds a Bachelor of Science in Finance and a Bachelor of Science in Accounting from Utah State University.



    JEFFREY W. GOETTMAN has served as our Chairman and Director since January 1999. Mr. Goettman has been a Managing Director at T.C. Equity Partners L.L.C. and T.C. Equity Partners IV, L.L.C., each a private equity investment company, since February 1998. Prior to that time, Mr. Goettman served as a Managing Director and founder of the electronic manufacturing services group at Robertson Stephens & Co. Inc., an investment bank, from February 1994 to February 1998. In addition, Mr. Goettman has been a Director of EFTC Corporation, an electronics manufacturing services company, since March 2000. Mr. Goettman holds a Bachelor of Science from Duke University and a Master of Business Administration from the Stanford University Graduate School of Business.



    MICHAEL E. MORAN has served as our Director since January 1999 and our Vice-Chairman since June 1999. Mr. Moran has been a founding partner of Brockway Moran & Partners, Inc., a private equity investment firm, since January 1998. Mr. Moran served as a Senior Vice President at Trivest, Inc., a private equity investment firm, from 1994 to 1998. Mr. Moran previously served on the board of directors of ElectroStar, Inc., a publicly held printed circuit board manufacturing company that was sold to Tyco International in January 1997.
Mr. Moran holds a Bachelor of Science in Business Administration from Drake University and a Master of Business Administration from DePaul University.

    STACEY M. PETERSON has served as our Chief Financial Officer since February 2000. From May 1998 to February 2000, Ms. Peterson served as Business Manager, ARCO Products Company at Atlantic Richfield Company, an oil and gas company. Prior to that time, Ms. Peterson served as Chief Financial Officer, from July 1996 to May 1998, and Controller, from November 1995 to July 1996, of PayPoint Business Unit of Atlantic Richfield Company. From August 1993 to November 1995, Ms. Peterson served as Financial Advisor, Corporate Finance at Atlantic Richfield Company. Ms. Peterson holds a Bachelor of Science in Applied Economics and Business Management from Cornell University and a Master of Business Administration from the University of Pennsylvania, the Wharton School.

    BRAD W. PLAYFORD has served as our Vice President, Marketing and Strategic Planning since June 2000 and our Vice President, Sales and Marketing from July 1999 to May 2000. From January 1995 to June 1999, Mr. Playford served as Director of Sales and Marketing of Power Circuits. Mr. Playford holds a Bachelor of Arts in Materials and Logistics Management from Michigan State University.

    O. CLAY SWAIN has served as our Vice President, Sales since June 2000 and our National Sales Manager from March 2000 to May 2000. From July 1999 to February 2000, Mr. Swain served as General Manager of Tyco Printed Circuit Group, Logan Division, a publicly held printed circuit board manufacturing company. From January 1997 to June 1999, Mr. Swain served as Director of Sales of Tyco Printed Circuit Group. From December 1994 to December 1996, Mr. Swain served as National Sales Manager of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company. Mr. Swain holds a Bachelor of Science and a Master in Business Administration from Utah State University.

    JAMES H. EISENBERG is a founder of Power Circuits and has served as President at our Santa Ana facility since 1985. Mr. Eisenberg holds a Bachelor of Science in Accountancy from the University of Illinois, Champaign-Urbana and a Juris Doctor from the University of California, Los Angeles.

    DALE W. ANDERSON is a founder of Power Circuits and has served as Vice President at our Santa Ana facility since 1985.

    GARY L. REINHART has served as our Director of Operations since June 2000. From June 1986 to May 2000, Mr. Reinhart served in various positions with us, including Director of Manufacturing and Chief Operating Officer.

    STEVEN K. POINTER has served as our Director of Operations at our Burlington facility since December 1999. From March 1988 to December 1999, Mr. Pointer served in various positions with us, including General Manager of our Burlington facility, Process Engineering Manager and engineer.

    GEORGE M. DALICH has served as our Director of Quality and Technology, at our Redmond facility since March 1993. From June 1982 to March 1993, Mr. Dalich served as the Process Engineering Manager at Praegitzer Industries Inc., a printed circuit board manufacturing company. Mr. Dalich holds a Bachelor of Science in General Science and Medical Technology, a Master of Science and a Doctor of Philosophy in Pharmacology/Toxicology from Oregon State University.

    GENE L. TASCHE has served as our Facilities Director since February 1992.

    DOUGLAS P. MCCORMICK has served as our Director since September 1999.
Mr. McCormick has been a Principal at T.C. Equity Partners IV, L.L.C., a private equity investment company, since July 2000, and was a Vice President of that company since January 1999. Prior to that time, Mr. McCormick served as an associate at Morgan Stanley & Co. Incorporated, an investment bank, from June 1997 to January 1999. From September 1995 to June 1997, Mr. McCormick attended Harvard Business School. From May 1995 to August 1995, Mr. McCormick was an associate at Bankers Trust Corporation, a financial institution. Mr. McCormick holds a Bachelor of Science in Economics from the United States Military Academy and a Master of Business Administration from Harvard Business School.

    PHILIP M. CARPENTER III has served as our Director since September 1999. Mr. Carpenter has been a Vice President of Brockway Moran & Partners, Inc., a private equity investment firm, since September 1998. From August 1996 to September 1998, Mr. Carpenter was an Associate at Trivest, Inc., a private equity investment firm. Prior to that time, Mr. Carpenter was a Financial Analyst at Bear, Stearns & Co. Inc., an investment bank, from August 1994 to June 1996. Mr. Carpenter holds a Bachelor of Science in Accounting from the State University of New York at Binghamton.


    JOHN G. MAYER is expected to become a director upon the effective date of the registration statement of which this prospectus forms a part. Mr. Mayer is presently retired. From January 1997 to November 1999, Mr. Mayer served as Vice President of Tyco Printed Circuit Group, Inc., a printed circuit board manufacturer. Mr. Mayer served as Chief Operating Officer of ElectroStar, Inc., previously a publicly held printed circuit board manufacturing company, from December 1994 to December 1996. From April 1986 to November 1994, Mr. Mayer served as President of Electro-Etch Circuits, Inc., a predecessor company to ElectroStar. Mr. Mayer holds a Bachelor of Arts in History, the Arts and Letters from Yale University and a Juris Doctor from UCLA School of Law.



    JAMES K. BASS is expected to become a director upon the effective date of the registration statement of which this prospectus forms a part. Mr. Bass has been the Chief Executive Officer of EFTC Corporation, an independent provider of high mix electronic manufacturing services, since July 2000. From 1996 to July 2000, Mr. Bass was a Senior Vice President of Sony Corporation. Prior to that, Mr. Bass spent 15 years in various manufacturing management positions at the aerospace group of General Electric Corporation. Mr. Bass holds a B.S.M.E. from Ohio State University.


BOARD COMPOSITION

    All directors are elected and serve until a successor is duly elected and qualified or until the earlier of his death, resignation or removal. There are no family relationships between any of our directors or executive officers. Our executive officers are elected by and serve at the discretion of the board of directors.


    Prior to the completion of this offering, our board will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Messrs. Carpenter and Bass will be in the class of directors whose term expires at the 2001 annual meeting of our stockholders. Messrs. Alder and McCormick will be in the class of directors whose term expires at the 2002 annual meeting of our stockholders. Messrs. Goettman, Moran and Mayer will be in the class of directors whose term expires at the 2003 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms or until their respective successors are elected and qualified.


DIRECTOR COMPENSATION


    We currently have no compensation plan for our non-employee directors, and we pay no additional remuneration to our employees or executive officers for their service as directors. Upon the effective date of the registration statement of which this prospectus forms a part, each of Messrs. Mayer and Bass will receive an option to purchase 20,000 shares of common stock at an exercise price equal to the initial public offering price. The options will vest ratably over a four year period commencing on the first anniversary of the effective date. We expect to explore the adoption of a compensation plan for our non-employee directors in the future.

COMMITTEES OF THE BOARD OF DIRECTORS

    Prior to this offering, our board of directors had two committees, the audit committee and the compensation committee. The board may also establish other committees to assist in the discharge of its responsibilities.

    The audit committee makes recommendations to the board of directors regarding the selection of independent auditors to be approved by the stockholders, reviews the independence of the independent auditors, approves the scope of the annual audit activities of the independent auditors, approves the audit fee payable to the independent auditors and reviews audit results with the independent auditors. The audit committee is currently comprised of Messrs. Goettman and Moran. Within 90 days after this offering, the audit committee will be comprised of three independent directors. Arthur Andersen LLP presently serves as our independent auditors.

    The compensation committee provides a general review of our compensation and benefit plans to ensure that they meet corporate objectives. In addition, the compensation committee reviews the chief executive officer's recommendations on compensation of our officers and adopting and changing major compensation policies and practices, and reports its recommendations to the whole board of directors for approval and authorization. The compensation committee administers our stock plans and is comprised of Messrs. Goettman and Moran.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The members of our compensation committee do not receive compensation for their services as directors. No interlocking relationship exists between any member of our compensation committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation for the year ended December 31, 1999 for our Chief Executive Officer and our four other most highly compensated executive officers at the end of our last fiscal year. For ease of reference, we collectively refer to these executive officers throughout this section as our named executive officers.

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION            LONG-TERM COMPENSATION
                                      ----------------------------------   -------------------------
                                                               OTHER       SECURITIES
                                                               ANNUAL      UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION            SALARY     BONUS     COMPENSATION    OPTIONS     COMPENSATION
---------------------------           --------   --------   ------------   ----------   ------------
Kenton K. Alder.....................  $161,155        --       $20,561       543,876            --
  Chief Executive Officer,
  President and Director

Gary L. Reinhart....................   140,925        --            --            --      $174,041
  Director of Operations

Steven K. Pointer...................   114,820        --            --            --       158,219
  Director of Operations, Burlington

George M. Dalich....................   111,155        --            --            --       131,849
  Director of Quality and Technology

Gene L. Tasche......................    95,147        --            --            --       158,219
  Facilities Director

    Stacey M. Peterson joined us as our Chief Financial Officer in
February 2000 and is not included in the tables relating to summary compensation and option grants. Ms. Peterson receives an annual salary of $160,000 and is eligible for a bonus of up to 50% of her annual salary contingent upon meeting performance criteria.

    The amount in the column titled "Other Annual Compensation" represents commuting costs paid by us to Mr. Alder in 1999.

    The amount in the column titled "All Other Compensation" represents the amount paid by us on the total unpaid retention bonus award to each of the named executive officers which accrues at a rate of 10% per annum.

OPTION GRANTS

    The following table sets forth information with respect to stock options granted to each of the named executive officers during the year ended December 31, 1999 under our Management Stock Option Plan.

                             OPTION GRANTS IN 1999

                                            PERCENT OF
                                              TOTAL                               POTENTIAL REALIZABLE VALUE AT
                               NUMBER OF     OPTIONS                                 ASSUMED ANNUAL RATES OF
                               SECURITIES   GRANTED TO                            STOCK APPRECIATION FOR OPTION
                               UNDERLYING   EMPLOYEES    EXERCISE                              TERM
                                OPTIONS       DURING     PRICE PER   EXPIRATION   ------------------------------
NAME                            GRANTED       PERIOD       SHARE        DATE          5%                10%
----                           ----------   ----------   ---------   ----------   -----------       ------------
Kenton K. Alder..............   391,876        29.5%       $2.63       3/09/09     7,562,671         12,151,205
                                152,000        11.4         2.63       8/09/09     3,001,808          4,920,201
Gary L. Reinhart.............        --          --           --            --            --                 --
Steven K. Pointer............        --          --           --            --            --                 --
George M. Dalich.............        --          --           --            --            --                 --
Gene L. Tasche...............        --          --           --            --            --                 --

    The exercise price per share of each option is equal to the fair market value of the common stock as determined by the board of directors on the date of grant. The potential realizable values assume that the initial public offering price of $14.00 per share was the fair market value of the common stock on the date of grant and that the price of the applicable stock increases from the date of grant until the end of the ten-year option term at the annual rates specified. There is no assurance provided to any holder of our securities that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level. Under our Amended and Restated Management Stock Option Plan, 50% of each stock option granted vests on the eighth anniversary date of the date of grant, subject to adjustment in some instances and the remaining 50% vests ratably over five years beginning on the first anniversary of the date of grant.

    The percentages above are based on an aggregate of 1,330,002 shares subject to options we granted to employees in the year ended December 31, 1999.

OPTION EXERCISES

    The following table sets forth information for the named executive officers concerning stock option exercises during our last year and options outstanding at the end of the last year after giving effect to the stock split, assuming an offering price of $14.00 per share.

   AGGREGATE OPTION EXERCISES IN 1999 AND OPTION VALUES AT DECEMBER 31, 1999

                                                         NUMBER OF SECURITIES
                                                        UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                        OPTIONS AT DECEMBER 31,       IN-THE-MONEY OPTIONS AT
                            SHARES                               1999                    DECEMBER 31, 1999
                          ACQUIRED ON      VALUE      ---------------------------   ---------------------------
NAME                      EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   -----------   -----------   -------------   -----------   -------------
Kenton K. Alder.........         --            --       39,188         504,688        $    --        $    --
Gary L. Reinhart........         --            --       25,080         200,640             --             --
Steven K. Pointer.......         --            --       21,945         175,560             --             --
George M. Dalich........         --            --       21,945         175,560             --             --
Gene L. Tasche..........         --            --       15,675         125,400             --             --

    The value of in-the-money options represents the positive spread between the exercise price of the stock options and the deemed fair market value of the common stock as of December 31, 1999, which our board of directors determined was $2.63 per share.

INCENTIVE PLANS

    CASH INCENTIVE COMPENSATION PLAN.

    Effective January 1, 2000, the Company established a cash incentive compensation plan to provide a means of retaining and attracting capable employees and increasing the incentive to key employees to maximize the value of our company. Eligible employees receive a portion of a bonus pool, determined by our board of directors equal to a percentage of our earnings before interest, taxes and amortization, or EBITA, as defined in the plan. The bonus pool percentage ranges from 1.0% to 5.0% of our EBITA, and is based upon achieving target levels of EBITA. The term of the agreement is for a one-year period with the bonuses payable no later than March 15th of the succeeding year. Upon a participant's termination of employment without cause or resignation for good reason, the participant will be entitled to a pro rata portion of the bonus for the year in which employment is terminated. Upon a termination for cause or a resignation without good reason, participants forfeit all rights to receive their cash incentive bonus.

    AMENDED AND RESTATED MANAGEMENT STOCK OPTION PLAN.

    Our Amended and Restated Management Stock Option Plan was initially approved by our board of directors and our stockholders in December 1998 and was most recently amended in June 2000. We have initially reserved 4,000,000 shares of common stock for issuance under this plan, however this amount will be increased on January 1st of each of calendar years 2001, 2002, 2003 and 2004, commencing January 1, 2001, in an amount equal to the lowest of:

    - 400,000 shares;

    - one percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

    - a lesser amount determined by our board of directors.

    As a result of these annual increases, a maximum of 5,600,000 shares could be issued over the remaining eight-year life of this plan. As of July 3, 2000, options to purchase 2,610,460 shares of our common stock were outstanding.


    ADMINISTRATION. The management stock option plan is administered by our board of directors or by the compensation committee of our board, which have the full authority to interpret and construe the plan and all awards granted thereunder.


    STOCK OPTIONS. The plan provides for the grant of both incentive stock options under Section 422 of the Internal Revenue Code and non-statutory stock options to our employees and consultants and those of our majority-owned subsidiaries. The board of directors has the discretion to determine the exercise price of options granted under our management stock option plan which is generally equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant, or 110% in the case of incentive stock options granted to individuals who own more than 10% of our common stock.


    Generally, fifty percent of the options granted under the management stock option plan are categorized as A options and the remaining 50% are B options. B options vest ratably over five years beginning on the first anniversary of the date of grant. However, our board or the compensation committee may elect to grant only one type of option. Upon the successful completion of this offering or a change in control, each optionee will receive one years' credited service towards the vesting of their B options. A options generally cliff-vest on the eighth anniversary of the date of grant. However, upon the occurrence of specified events, including a sale of shares by our majority stockholders or a merger, a portion of the A options will vest based upon the annual rate of return of our common stock.


    Upon an optionee's termination of employment without cause, the optionee will vest in a prorated portion of the B options that would have vested had the optionee remained employed until the next anniversary of the date of grant. The effect of a termination of employment without cause on the A options varies based upon when the optionee is terminated: (i) if the termination occurs more than eighteen months prior to the eighth anniversary of the date of grant, all unvested options will remain outstanding and subject to acceleration for nine months, (ii) if the date of termination occurs between six months and eighteen months prior to the eighth anniversary of the date of grant, then 50% of the A options will vest and (iii) if the date of termination occurs less than six months prior to the eighth anniversary of the date of grant, then 100% of the A options will vest. If an optionee's employment is terminated without cause within one year following a change in control, 100% of the B options will vest and a portion of the A options that did not vest upon consummation of the change in control will vest. Both A and B options generally remain exercisable for 90 days following an optionee's termination of employment.

    CALL RIGHT. During the 180 day period following a participant's termination of employment for any reason, we have a right to purchase any vested options or shares of common stock acquired upon exercise of options owned by a participant or any permitted transferee. The purchase price paid for such options will be the difference between the then fair market value and the exercise price and the purchase price for any shares shall be the fair market value of the common stock on the date of purchase. In the event a participant's employment is terminated for cause, the purchase price will be the lesser of the fair market value on the date of purchase and the exercise price.


    AMENDMENT AND TERMINATION. Options granted under the management stock option plan expire on the tenth anniversary of the date of grant. The compensation committee may amend or terminate the plan at any time provided that
(i) no such amendment adversely affects an optionee's rights under an existing option and (ii) no amendment may be made if, under applicable law, stockholder approval is required, unless the committee obtains such stockholder approval. Unless terminated earlier, the management stock option plan will terminate on December 11, 2008.



    OPTION GRANTS IN CONNECTION WITH THIS OFFERING. In connection with this offering, our board of directors has approved the grant to management of options to purchase approximately 325,000 shares of common stock. The exercise price of these options will be equal to the initial public offering price. The options will consist solely of B options which will vest ratably over five years beginning on the first anniversary of the date of grant.

    2000 EQUITY COMPENSATION PLAN.

    Prior to the closing of this offering, the Company will adopt a new equity compensation plan. The purpose of the equity compensation plan is to attract, motivate and retain officers, employees, and consultants and reward such individuals for their contribution to our success. The plan provides for the grant of a variety of equity-based awards including, without limitation, stock options, incentive stock options, restricted stock, stock awards and stock appreciation rights. Awards under the plan may constitute "qualified performance-based compensation" as defined in Section 162(m) of the Internal Revenue Code. We have initially reserved 2,000,000 shares of common stock for issuance under this plan, however this amount will be increased on January 1st of each of calendar years 2001, 2002, 2003 and 2004, commending January 1, 2001, in an amount equal to the lowest of:

    - 400,000 shares;

    - one percent of our outstanding shares of common stock on the last day of the prior fiscal year; or

    - a lesser amount determined by our board of directors.

    As a result of these annual increases, a maximum of 3,600,000 shares could be issued over the remaining ten-year life of this plan.

    AWARDS GRANTED. In connection with this offering, we will make grants of our common stock to our employees having an aggregate fair market value of $1.2 million. Based on an assumed initial offering price of $14.00 per share, we expect to grant an aggregate of 85,714 shares. The stock awards are fully vested as of the date of grant, however, the participants may not sell their shares for 180 days following the consummation of this offering. No other awards will be granted under our 2000 equity compensation plan in connection with this offering.

    ADMINISTRATION OF THE PLAN. The plan is administered by our compensation committee which has the authority to:

    - select the individuals who will receive awards, the type of awards granted, the number of shares of our common stock underlying each award and, subject to the provisions of the plan, the terms and conditions of such award;

    - construe the plan and any award documents delivered to participants under the plan; and

    - prescribe, amend and rescind rules and procedures relating to the plan.

    The compensation committee may delegate to one or more of our officers some or all of its authority under the plan. However, the compensation committee may not delegate its authority to (i) grant stock options or other awards under the plan to our officers who are required to file reports of their beneficial ownership of our stock under Section 16 of the Securities Exchange Act of 1934 or (ii) to make awards which are intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code.

    OPTIONS. Stock options granted under the plan may be either "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code or nonqualified stock options. All terms of stock options including exercise price, vesting and the term of the option will be determined by the compensation committee. However, incentive stock options must have an exercise price equal to 100% of the fair market value of our common stock on the date of grant (110% of the fair market value in the case of 10% shareholders).

    STOCK APPRECIATION RIGHTS. Stock appreciation rights allow a participant to receive, upon exercise, an amount in cash (or shares of our common stock) equal to the excess of the fair market value of our common stock on the date of exercise over the fair market value on the date of grant. Stock appreciation rights may be granted alone or in tandem with another award. If granted in tandem with an option, stock appreciation rights will cover an equal or lesser number of shares as are covered by the option, will be exercisable at the same time or times and to the extent as the related stock option and will have the same terms and exercise price as the related stock option. Upon exercise of a stock appreciation right granted in tandem with an option, the related option will be cancelled automatically to the extent of the number shares covered by the exercise. Likewise, upon exercise of a stock option, the tandem stock appreciation right associated with the option will be cancelled.

    PERFORMANCE AWARDS. Performance awards are conditioned upon the achievement of certain targets during a specified performance period established by the compensation committee. Any performance awards are will be made in compliance with the provisions of Section 162(m) of the Internal Revenue Code. Performance awards may be settled in cash, common stock or a combination thereof. The maximum aggregate value of the cash and other property payable to a participant during any twelve-month performance period is $5.0 million. This limit will be proportionately adjusted up or down if the performance period is more than or less than 12 months.

    STOCK AWARDS. The compensation committee may grant shares of our common stock to participants for no consideration other than the provision of services. Stock awards may also be granted in lieu of other compensation or benefits payable. The shares of common stock underlying the stock awards will be subject to the vesting conditions, restrictions on transfer or other incidents of ownership determined by the compensation committee and provided in the award agreement. The share certificates representing the shares granted to the participant will be registered in the name of the participants but held by us. We may take any actions we deem necessary to restrict the transfer of unvested restricted stock. Other than these restrictions on transfer and other restrictions as determined by the compensation committee and provided in the award agreement, a participant who is granted a stock award will have the rights of a stockholder, including the rights to receive dividends and to vote.

    RESTRICTED STOCK UNITS. Restricted stock units represent the right to receive one share of common stock subject to the terms and conditions established by the compensation committee and provided in the award certificate. The restricted stock units are payable in common stock, cash or other property elected by the compensation committee having a value equal to the fair market value of our common stock on the date of settlement.

    TRANSFERABILITY OF AWARDS. Awards granted under the 2000 equity compensation plan are generally not transferrable by the participant and, during the lifetime of a participant are only exerciseable by the participant.

    AMENDMENT AND TERMINATION. Unless terminated sooner, the 2000 equity compensation plan will terminate automatically on the tenth anniversary of the effective date. The compensation committee may at any time amend or terminate the plan or any related document, except that the committee may not make any amendments that would require shareholder approval without obatining such shareholder approval.

    RETENTION BONUS PLAN.


    In December 1998, at the time of our leveraged recapitalization, we entered into a retention bonus plan that provides officers and key employees with an ongoing incentive to remain employed by us. Under the plan, we are required to pay, subject to certain conditions, an aggregate of $12.0 million to these officers and employees. The retention bonuses vest over a period of five years at a rate of 25% for each of the first three years and 12.5% for each of the remaining two years. In addition, we are required to make annual payments to participants that accrue at a rate of 10% per annum on the total unpaid retention bonuses. If a participating employee resigns for other than good reason prior to becoming fully vested in the retention bonus, any unvested amounts become payable to Lewis O. Coley, III, the former majority owner, director and president of our Company prior to the leveraged recapitalization, in accordance with the terms of the retention bonus plan. If a participant's employment is terminated by us other than for cause or if the participant resigns for good reason, in either case prior to becoming fully vested in the retention bonus, the participant will be entitled to retain that portion of the participant's retention bonus, equal to the greatest of (1) 33% of the full amount of the participant's retention bonus, (2) a pro rata portion of the participant's retention bonus based on the number of days of service completed and (3) the vested portion of the participant's retention bonus, and any unpaid amounts will become payable to Mr. Coley. In 1999, we paid an aggregate of $1,265,753 as an interim bonus to plan participants. Under its terms, the plan may be amended or terminated at any time with Mr. Coley's consent. In connection with this offering, we intend to terminate this plan and pay aggregate consideration of approximately $10.8 million to the plan participants. This payment represents a 10% discount of the aggregate amount payable to participants under the plan and is being paid in consideration for accelerated vesting of the unvested 75% of the retention bonuses. Following this payment, we will have no further obligations under this plan.


    401(K) PLAN.

    We and our subsidiary each sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. All non-union employees who have completed at least one year of service are eligible to participate in the plan. Participants may elect to make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Participants are fully vested in their contributions and the investment earnings. At our discretion, we make matching contributions to the 401(k) plan based upon employee contributions and profit sharing as provided for in the plan. Contributions by the participants to the 401(k) plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    We have entered into the following employment and change in control arrangements and agreements with our current officers.

    KENTON K. ALDER. On August 3, 2000, we entered into an employment agreement with Kenton Alder, our President and Chief Executive Officer. The agreement terminates on July 31, 2003 unless earlier terminated by Mr. Alder or us. During his employment, Mr. Alder will receive a base salary of $250,000 per year subject to adjustment by our board from time to time. In addition, Mr. Alder is entitled to participate in any medical, incentive compensation, life insurance and fringe benefits plans and programs in effect from time to time.

    In the event we terminate Mr. Alder's employment without cause or Mr. Alder resigns for good reason at any time prior to a change in control or more than one year following a change in control, Mr. Alder is entitled to continuation of his base salary for twelve months. In addition, if we terminate Mr. Alder's employment without cause, and, within 60 days following his date of termination, we consummate a change in control, Mr. Alder will be entitled to an additional lump-sum severance payment in an amount that when added to his salary continuation equals $375,000. If, within one year following a change in control, we terminate Mr. Alder's employment without cause, or Mr. Alder resigns for good reason, Mr. Alder is entitled to lump-sum severance payment of $375,000. Good reason generally includes a materially adverse alteration in Mr. Alder's nature or status, a reduction in his salary or benefits and a failure to have a successor corporation assume the agreement.

    During the term of his employment and for two years thereafter, Mr. Alder has agreed to keep all confidential information that he obtains as a result of his employment in confidence. In addition, any information that qualifies as a trade secret will remain confidential until it no longer qualifies as such. During his employment and for a period of 12 months thereafter, Mr. Alder is also prohibited from competing with us anywhere in the world, soliciting our employees and interfering with our customers, and other business relations.


    STACEY M. PETERSON. In February 2000, we entered into a letter agreement with Stacey M. Peterson, our Chief Financial Officer. Pursuant to the agreement, Ms. Peterson receives an annual salary of $160,000 and is eligible to participate in our incentive cash compensation plan with a bonus of up to 50% of her base salary. In addition, Ms. Peterson received options to purchase 125,400 shares of our common stock at an exercise price of $2.63 per share under our management stock option plan. Fifty percent of these options cliff vest on the eighth anniversary of the date of grant and the remaining 50% vest ratably over five years beginning on the first anniversary of the date of grant. Furthermore, Ms. Peterson has the opportunity to earn additional options having an aggregate value of up to $120,000 over a two-year period for exceptional performance to be determined at the sole discretion of the Chief Executive Officer and our board of directors. If Ms. Peterson's employment is terminated without cause, or due to a change of control consummated in the year 2000, she will be paid $150,000 in a single lump-sum payment. If, following a change of control that occurs in the year 2000, Ms. Peterson elects not to assume the role of CFO of the new corporation, she shall be entitled to a lump-sum payment of $50,000. If
Ms. Peterson is terminated without cause anytime after 2000, she will receive salary continuation for six months.


    JAMES H. EISENBERG. In July 1999, we entered into a transition-related employment agreement with James H. Eisenberg, President of our Santa Ana facility, which expires on December 31, 2000. Mr. Eisenberg receives a salary of $150,000 per year and an annual bonus paid at the discretion of the board of directors. If Mr. Eisenberg's employment is terminated other than for cause, or if Mr. Eisenberg resigns for good reason, he is entitled to his annual salary, reduced by any other compensation he receives for other employment, for a period of one year after his termination. Good reason includes a material reduction in his duties or responsibilities, or that Orange County, California is no longer his principal place of work.

    DALE W. ANDERSON. In July 1999, we entered into a transition-related employment agreement with Dale W. Anderson, Vice President of our Santa Ana facility, which expires on December 31, 2000. Mr. Anderson receives a salary of $150,000 per year and an annual bonus paid at the discretion of the board of directors. The terms of Mr. Anderson's agreement are substantially similiar to those of Mr. Eisenberg's agreement.


    GARY L. REINHART. In December 1998, we entered into an employment agreement with Gary L. Reinhart, our Director of Operations. Pursuant to the agreement, Mr. Reinhart will serve in this capacity until December 2001 at which time the term of the agreement can be extended twice for additional one year periods.
Mr. Reinhart receives an annual salary of $133,500. Upon entering into his employment agreement, Mr. Reinhart received an option to purchase 250,800 shares of our common stock at an exercise price of $2.63 per share under the management stock option plan. Mr. Reinhart was also awarded $1,650,000 under our retention bonus plan, which will be paid in 2006, and he participates in our cash incentive compensation plan. If Mr. Reinhart's employment is terminated other than for cause, or if Mr. Reinhart resigns for good reason, he will be entitled to his annual salary, reduced by any other compensation he receives, for a period of one year after his termination. Good reason includes a material reduction in his duties, responsibilities or status.


    STEVEN K. POINTER. In December 1998, we entered into an employment agreement with Steven K. Pointer, our Director of Operations at our Burlington facility. Pursuant to the agreement, Mr. Pointer will serve in this capacity until December 2001. The term of the agreement can be extended twice for additional one year periods. Mr. Pointer receives an annual salary of $107,500. Upon entering into his employment agreement, Mr. Pointer received an option to purchase 219,450 shares of our common stock at an exercise price of $2.63 per share under the management stock option plan. Mr. Pointer was also awarded $1,500,000 under our retention bonus plan and participates in our cash incentive compensation plan. If Mr. Pointer's employment is terminated other than for cause, or if Mr. Pointer resigns for good reason, he will be entitled to his annual salary, reduced by any other compensation he receives from subsequent employment, for a period of one year following his termination. Good reason includes a material reduction in his duties, responsibilities or status.
Mr. Pointer is also entitled to benefit continuation for one year following his termination without cause or resignation for good reason.

    GEORGE M. DALICH. In December 1998, we entered into an employment agreement with George M. Dalich, our Director of Quality and Technology. Mr. Dalich receives an annual salary of $107,500. Upon entering into his employment agreement, Mr. Dalich received an option to purchase 219,450 shares of our common stock at an exercise price of $2.63 per share under the management stock option plan. Mr. Dalich was also awarded $1,250,000 under our retention bonus plan and participates in our cash incentive compensation plan. The terms of Mr. Dalich's agreement are substantially similiar to those of Mr. Pointer's agreement.

    GENE L. TASCHE. In December 1998, we entered into an employment agreement with Gene L. Tasche, our Facilities Director. Mr. Tasche receives an annual salary of $87,500. Upon entering into his employment agreement, Mr. Tasche received an option to purchase 156,750 shares of our common stock at an exercise price of $2.63 per share under the management stock option plan. Mr. Tasche was also awarded $1,500,000 under our retention bonus plan and participates in our cash incentive compensation plan. The terms of Mr. Tasche's agreement are substantially similiar to those of Mr. Pointer's agreement.

LIMITATIONS ON DIRECTOR'S LIABILITY AND INDEMNIFICATION

    Our articles of incorporation limit the liability of our directors and executive officers to the maximum extent permitted by Washington law.

    None of our directors will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director, except for liability related to:

    - acts or omissions involving intentional misconduct or knowing violation of law,

    - unlawful distributions, or

    - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

    A repeal of or modification to our articles of incorporation may not adversely affect any right or protection to such limitation of liability of a director who has or held the position of a director at the time of such repeal or modification. The above limitation of liability of directors does not affect the availability of equitable remedies, such as injunctive relief or recession, against directors.

    The limits on a director or officer's liability in our articles of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our articles of incorporation together with our bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our articles of incorporation and bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance. It is our understanding that the current position of the Securities and Exchange Commission is that any limitation of liability of directors to us or our shareholders for and indemnification of directors or officers for liabilities arising under the Securities Act of 1933 is against public policy and is, therefore, unenforceable.

    Prior to the effective time of this offering, we expect to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

    At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted. Nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

                           RELATED PARTY TRANSACTIONS


    All future related party transactions, other than compensation, stock options pursuant to our benefits plans and other benefits available to employees generally, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of our board of directors, including a majority of our independent and disinterested members of our board of directors. If required by law, these future transactions will be approved by a majority of the disinterested stockholders. These future transactions will be on terms no less favorable to us than we could obtain from unaffiliated third parties.


PERSONS OR ENTITIES RELATED TO OUR DIRECTORS

    Four of our directors are principals in entities that control Circuit Holdings, our largest stockholder. Jeffrey W. Goettman, a director of TTM, is also a Managing Director of Thayer Capital Partners. Douglas P. McCormick, a director of TTM, is also a Vice President of Thayer Capital Partners. Thayer Capital Partners is affiliated with one of our stockholders Thayer Equity Investors III, L.P., which also owns approximately 31% of Circuit Holdings, and with another of our stockholders Thayer Equity Investors IV, L.P., which also owns approximately 28% of Circuit Holdings. Thayer Capital Partners is also affiliated with another of our stockholders TC Circuits, L.L.C., which also owns approximately 1% of Circuit Holdings. Michael E. Moran, another director of TTM, is a Partner of Brockway Moran & Partners, Inc. Philip M. Carpenter III, a director of TTM, is also a Vice President of Brockway Moran & Partners, Inc. Brockway Moran & Partners, Inc. controls another of our stockholders, Brockway Moran & Partners Fund, L.P., which also owns approximately 40% of Circuit Holdings.

    During the tenure that the former Connecticut State Treasurer was in office (July 1997 through December 1998), the State of Connecticut Pension Fund became a limited partner of Thayer Equity Investors IV, L.P. and a number of other private equity funds. As reported in the press, the Connecticut U.S. Attorney's Office and the Securities and Exchange Commission, or SEC, are investigating allegations that the former Connecticut State Treasurer and his associates received improper payments connected to the Treasurer's management of the State Pension Fund. Thayer Equity Investors IV, which will directly own 4.1% of our common stock following this offering, and certain of its officers have received subpoenas for documents and testimony from the Connecticut U.S. Attorney's Office and the SEC in connection with their investigations. In a related matter, this Thayer fund has also been notified of a preliminary investigation by the Connecticut State Ethics Commission regarding possible violations of the Connecticut Code of Ethics. Neither Mr. Goettman nor Mr. McCormick has been involved in any of the three investigations or identified as a potential witness.

    Entities related to our directors have had, or are currently expected to have, the following involvements in our corporate history:

  LEVERAGED RECAPITALIZATION

    Pacific Circuits, Inc., the predecessor to TTM, was formed as a Washington corporation in March 1978. In November 1998, Thayer Equity Investors III, L.P., Brockway Moran & Partners Fund, L.P. and TC Circuits, L.L.C. formed Circuit Holdings, LLC, a Delaware limited liability company, for the purpose of acquiring the majority of our outstanding capital stock. On December 15, 1998, Pacific Circuits, our existing stockholders and Circuit Holdings entered into a recapitalization and stock purchase agreement. Under the agreement, we borrowed $62.5 million and paid cash dividends totaling $59.5 million to existing stockholders, and Circuit Holdings purchased 90% of our then outstanding capital stock, or 14,107,500 shares from existing stockholders. We believe the terms of this transaction were no less favorable to us than we could have obtained from third parties.

  ACQUISITION OF POWER CIRCUITS

    On July 14, 1999, we acquired Power Circuits. We financed $31.9 million of the purchase price through the issuance of 12,112,500 new shares to Circuit Holdings. We believe the terms of this transaction were no less favorable to us than we could have obtained from third parties. Neither we nor any of our affiliates had any interest in Power Circuits prior to the acquisition.

  THE REORGANIZATION

    Immediately prior to the completion of this offering, Circuit Holdings will complete a plan of reorganization pursuant to which Circuit Holdings will transfer its entire equity ownership in TTM to TTM in exchange for identical shares of newly-issued TTM common stock and elect to be treated as a partnership for income tax purposes. This share exchange is a technical requirement necessary for the reorganization to qualify for tax-free treatment. Circuit Holdings' ownership interest in TTM after the exchange will be identical to its interest in TTM before the exchange. Circuit Holdings will own 26,220,000 shares prior to the reorganization. Circuit Holdings acquired 14,107,500 of these shares in December 1998 for $37.1 million in connection with our leveraged recapitalization, and the additional 12,112,500 shares in July 1999 for $31.9 million in connection with our acquisition of Power Circuits. Once Circuit Holdings receives the newly-issued TTM stock, it will then distribute 20.1% of these shares, or 5,266,054 shares, to its equity holders based on their pro rata ownership interests in Circuit Holdings. See "Principal and Selling Stockholders" for a description of our equity ownership after giving effect to the reorganization. No consideration will be paid in connection with the reorganization.

MANAGEMENT FEES AND AGREEMENTS

    In connection with the recapitalization transaction in December 1998, we paid transaction fees and expenses totaling approximately $1.2 million to T.C. Management, LLC and Brockway Moran & Partners Management, L.P., affiliates of Thayer Capital Partners and Brockway Moran & Partners. We believe the terms of this transaction are no less favorable to us than we could have obtained from third parties.

    In connection with our acquisition of Power Circuits, we paid transaction fees and expenses totaling approximately $1.6 million to T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management in return for advisory services. T.C. Management Partners IV is an affiliate of Thayer Capital Partners and Brockway Moran & Partners Management is an affiliate of Brockway Moran & Partners. We believe the terms of this transaction are no less favorable to us than we could have obtained from third parties.

    In December 1998, we entered into a management agreement with T.C. Management and Brockway Moran & Partners Management, pursuant to which these two entities agreed to provide us with management and consulting services in connection with corporate development activities and the operation and conduct of our business. Pursuant to the agreement, we agreed to pay these entities fees totaling up to $300,000 per year in consideration for management and consulting services provided to us. In July 1999, we entered into a second management agreement with T.C. Management IV and Brockway Moran & Partners Management, pursuant to which we agreed to pay these entities up to an additional $300,000 per year in consideration for management and consulting services to be provided to our subsidiary Power Circuits. We have paid a total of $12,500 in 1998 and $439,402 in 1999 pursuant to these agreements, 60% of which was paid to T.C. Management and T.C. Management IV and 40% of which was paid to Brockway Moran & Partners Management. The agreements also provided that we would pay these entities in aggregate an additional fee for financial advisory services rendered in connection with the successful completion of a transaction such as a refinancing, public or private offering or sale of all or any part of our assets. This fee was not to be greater than 1.0% of the proceeds from such a transaction.

    Upon consummation of this offering, we intend to enter into an amended, restated and consolidated management agreement with T.C. Management, T.C. Management IV and Brockway & Moran Partners Management. The new management agreement will amend and consolidate the two existing agreements into one agreement. The new agreement will provide that the three entities will still be entitled to receive management and consulting fees of $600,000 per year in the aggregate for services rendered up to the consummation of this offering, but not for any period afterwards. In consideration for these entities agreeing to forego future management and consulting fees, we will pay them a one-time fee of $1.5 million in the aggregate from the proceeds we receive from this offering. In addition, the new agreement will provide that, in consideration for the value of the financial advisory services rendered by the entities in connection with this offering, the financial advisory fee will increase to up to 2% of the proceeds from this offering. Accordingly, upon consummation of this offering, we intend to use $2.0 million of the proceeds we receive to pay this financial advisory fee. The financial advisory services rendered by these entities have included advice regarding our business strategy, positioning us for our initial public offering, general financial advice, including advice related to our corporate structure and our capital structure, and the selection of legal counsel and underwriters. After this offering, the financial advisory fee will be 1.5% of the first $50 million of the proceeds or value of any transaction with respect to which the three entities render financial advisory services to the Company, and 1% of any amount of proceeds or value in excess of $50 million. The new agreement further provides that, following the offering, the Company's obligation to pay financial advisory fees will terminate if, immediately prior to the closing of any transaction in respect of which these three entities render financial advisory services, these entities and their affiliates, on a combined basis, own less than 25% of the outstanding voting equity securities of the Company.

    We believe all of these agreements are on terms no less favorable to us than we could have obtained from third parties.

RETENTION BONUS PLAN

    In December 1998, we entered into a retention bonus plan that provides four of our officers and several other key employees with an ongoing incentive to remain employed by us. Under the agreement, we are required to pay, subject to certain conditions, an aggregate of $12.0 million to these officers and employees. The retention bonuses vest over a period of five years at a rate of 25% for each of the first three years and 12.5% for each of the remaining two years. In addition, we are required to make payments which accrue at a rate of 10% per annum on the total unpaid retention bonuses. If a participating employee resigns for other than good reason prior to becoming fully vested in the retention bonus, any unvested amounts become payable to Lewis O. Coley, III, our former majority owner, director and president prior to the recapitalization, in accordance with the terms of the Retention Bonus Plan. If a participant's employment is terminated by us other than for cause or if the participant resigns for good reason, in either case prior to becoming fully vested in the retention bonus, the participant will be entitled to retain that portion of the participant's retention bonus, equal to the greatest of (1) 33% of the full amount of the participant's retention bonus, (2) a pro rata portion of the participant's retention bonus based on the number of days of service completed and (3) the vested portion of the participant's retention bonus, and any unpaid amounts will become payable to Mr. Coley. Mr. Coley's interest in the plan is intended to serve as a mechanism to ensure that the Company has no economic incentive to terminate the employment of the officers and other key employees who are participants in the plan. In 1999, we paid an aggregate of $1,265,753 as an interim bonus to plan participants, of which $622,328 was paid to four of our officers. We believe the terms of this transaction were no less favorable to us than we could have obtained from third parties.

    In connection with this offering, we intend to terminate this plan and pay aggregate consideration of approximately $10.8 million to the plan participants. This payment represents 90% of the aggregate amount of $12.0 million that would otherwise be payable under the plan. Plan participants will accept the 10% discount in exchange for accelerated vesting of the unvested portion of the retention bonuses, which portion currently comprises 75% of the total potential bonus pool. Pursuant to this arrangement, the following related parties will receive the stated payments as plan participants: $1,485,000 to Gary L. Reinhart, $1,350,000 to Steven K. Pointer, $1,125,000 to George M. Dalich, $1,350,000 to Gene L. Tasche and $329,998 to Lewis O. Coley, III. Following these payments, the Company will have no obligations under this plan.

TCW/CRESCENT MEZZANINE PARTNERS II, L.P. SENIOR SUBORDINATED NOTES

    In July 1999, we issued an aggregate of $12.5 million in senior subordinated notes to TCW/ Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., each of which is a stockholder that is selling shares in this offering. The notes mature in January 2006 and bear interest at a rate of 12.0% per year. In connection with the issuance of the notes, we issued to these entities warrants for the purchase of 767,220 shares of common stock at an exercise price of $0.000026 per share. We may redeem all or any of the notes, in whole or in part, in accordance with the following schedule:

                                                             REDEMPTION PRICE
TWELVE MONTH PERIOD BEGINNING JULY 13,        (AS A PERCENT OF THE UNPAID PRINCIPAL BALANCE)
--------------------------------------        ----------------------------------------------
                 1999                                            105%
                 2000                                            104
                 2001                                            103
                 2002                                            102
                 2003                                            101
         2004 and thereafter                                     100

In the event of a sale or initial public offering, we may redeem all of the notes in accordance with the following schedule:

                                                            REDEMPTION PRICE
TWELVE MONTH PERIOD BEGINNING JULY 13,        (AS A PERCENT OF THE UNPAID PRINCIPAL BALANCE
--------------------------------------        ---------------------------------------------
                 1999                                           102%
                 2000                                            102
         2001 and thereafter                                     100

    We believe the terms of these notes were no less favorable to us than we could have obtained from third parties. In connection with this offering, we intend to redeem all of the notes.

NOTE TO LEWIS O. COLEY, III

    In December 1998, Lewis O. Coley, III, our former majority owner, director and president, made a loan to us for approximately $4.0 million secured by a subordinated note. The loan accrues interest at a rate of 10% per year and the interest is paid semi-annually in arrears. The principal balance and any unpaid interest is due in December 2006. We believe the terms of this transaction were no less favorable to us than we could have obtained from third parties. In connection with this offering, we intend to pay the balance of this subordinated note.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of July 3, 2000, after giving effect to the reorganization of Circuit Holdings that will be consummated immediately prior to the offering, including the distribution by Circuit Holdings to its four equity holders of an aggregate of 5,266,054 of our shares, and as adjusted to reflect the sale of common stock in this offering by:

    - each stockholder known to us to own beneficially more than five percent of our common stock;

    - each selling stockholder;

    - each of the named executive officers;

    - each director of our company; and

    - all directors and executive officers as a group.

                                                        SHARES                                 SHARES
                                                  BENEFICIALLY OWNED                        BENEFICIALLY
                                                     PRIOR TO THE                          OWNED AFTER THE
                                                      OFFERING(2)         NUMBER OF          OFFERING(2)
                                                 ---------------------   SHARES BEING   ---------------------
NAME AND ADDRESS(1)                                NUMBER     PERCENT     OFFERED(3)      NUMBER     PERCENT
-------------------                              ----------   --------   ------------   ----------   --------
5% AND SELLING STOCKHOLDERS:

Circuit Holdings LLC(4) .......................  20,953,946     70.0%      1,699,083    19,254,863     54.2%
  1455 Pennsylvania Ave. NW
  Suite 350
  Washington, DC 22004

Thayer Capital Partners entities(5) ...........  24,113,578     80.6              --    22,414,495     63.1
  1455 Pennsylvania Ave. NW
  Suite 350
  Washington, DC 22004

Brockway Moran & Partners Fund, L.P.(6) .......   2,106,422      7.0              --     2,106,422      5.9
  225 NE Mizner Blvd.
  7th Floor
  Boca Raton, FL 33432

Lewis O. Coley, III............................   1,567,500      5.2         101,576     1,465,924      4.1

TCW/Crescent Mezzanine, LLC(7) ................   1,032,498      3.5          66,907       965,591      2.7
  11100 Santa Monica Blvd.
  Suite 2000
  Los Angeles, CA 90025

The TCW Group, Inc.(8) ........................     114,772        *           7,434       107,288        *
  865 South Figueroa St.
  18th Floor
  Los Angeles, CA 90017

NAMED EXECUTIVE OFFICERS AND DIRECTORS:

Kenton K. Alder(9).............................     168,388        *              --       168,388        *

Jeffrey W. Goettman(10)........................  24,113,578     80.6              --    22,414,495     63.1

Michael E. Moran(11)...........................   2,106,422      7.0              --     2,106,422      5.9

Stacey M. Peterson.............................          --       --              --            --       --

Gary L. Reinhart(12)...........................      25,080        *              --        25,080        *

Steven K. Pointer(13)..........................      21,945        *              --        21,945        *

George M. Dalich(14)...........................      21,945        *              --        21,945        *

Gene L. Tasche(15).............................      15,675        *              --        15,675        *

Douglas P. McCormick(10).......................  24,113,578     80.6              --    22,414,495     63.1

                                                        SHARES                                 SHARES
                                                  BENEFICIALLY OWNED                        BENEFICIALLY
                                                     PRIOR TO THE                          OWNED AFTER THE
                                                      OFFERING(2)         NUMBER OF          OFFERING(2)
                                                 ---------------------   SHARES BEING   ---------------------
NAME AND ADDRESS(1)                                NUMBER     PERCENT     OFFERED(3)      NUMBER     PERCENT
-------------------                              ----------   --------   ------------   ----------   --------
Philip M. Carpenter III(11)....................   2,106,422      7.0              --     2,106,422      5.9

John G. Mayer(16)..............................          --       --              --            --       --

James K. Bass(16)..............................          --       --              --            --       --

All named executive officers and directors as a
  group (9 persons)(17)........................  26,473,633     88.5              --    24,773,950     69.7


----------

   * Represents beneficial ownership of less than 1%.

 (1) Except as otherwise indicated, the address of each person listed on the table is 17550 N.E. 67th Court, Redmond, WA 98052.


 (2) We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included the shares of common stock subject to options and warrants held by that person that are currently exercisable or will become exercisable within 60 days after July 3, 2000, but we have not included those shares for purposes of computing percentage ownership of any other person. We have assumed unless otherwise indicated that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is based on 29,925,000 shares of our common stock outstanding as of July 3, 2000 and 35,550,000 shares of common stock outstanding after completion of this offering, assuming no exercise of the underwriters' over-allotment option.



 (3) If the underwriters' over-allotment option is exercised in full, we will sell an additional 843,750 newly issued shares of common stock and the selling stockholders will sell an aggregate of 281,250 shares of common stock. The selling stockholders will sell up to the following number of additional shares:


Circuit Holdings LLC........................................  254,863
Lewis O. Coley, III.........................................   15,236
TCW/Crescent Mezzanine Partners II, L.P.....................    8,078
TCW/Crescent Mezzanine Trust II.............................    1,957
TCW Leveraged Income Trust, L.P.............................      558
TCW Leveraged Income Trust II, L.P..........................      558
                                                              -------
  Total.....................................................  281,250

 (4) Immediately prior to its reorganization, Circuit Holdings will own 26,220,000 shares of our common stock. In connection with its reorganization, Circuit Holdings will distribute an aggregate of 5,266,054 of the shares it owns to its four equity holders. Once this distribution has been completed, Circuit Holdings will own 20,953,946 shares and its four equity owners will directly own the amounts of our shares set forth below:

Thayer Equity Investors III, L.P............................  1,646,779
Thayer Equity Investors IV, L.P.............................  1,459,613
TC Circuits L.L.C...........................................     53,240
Brockway Moran & Partners Fund, L.P.........................  2,106,422
                                                              ---------
    Total...................................................  5,266,054

    Circuit Holdings is owned by these entities as follows:

Thayer Equity Investors III, L.P............................     31%
Thayer Equity Investors IV, L.P.............................     28%
TC Circuits L.L.C...........................................      1%
Brockway Moran & Partners Fund, L.P.........................     40%
                                                                ---
    Total...................................................    100%

    For more information regarding the reorganization of Circuit Holdings, see "Related Party Transactions" elsewhere in this prospectus.

 (5) Represents shares held directly by each of Thayer Equity Investors III, L.P., Thayer Equity Investors IV, L.P. and TC Circuits L.L.C., together with the shares held directly by Circuit Holdings. The Thayer Capital Partners entities are affiliates and are deemed to beneficially own all of our shares which are directly owned by Circuit Holdings. The reduction in the number of shares benefically owned by the Thayer Capital Partners entities after the offering reflects the sale by Circuit Holdings of 1,699,083 shares in this offering.

    Thayer Equity Investors III, L.P. and TC Circuits L.L.C. are each controlled by limited liability companies the managing members of which are Frederick Malek, Carl Rickertsen and Paul Stern.

    Thayer Equity Investors IV, L.P. is controlled by a limited liability company the managing members of which are Frederick Malek and Carl Rickertsen.

    Mr. Goettman, one of our directors, is a Managing Director of each of the limited liability companies that control Thayer Equity Investors III, L.P. and Thayer Equity Investors IV, L.P. Mr. McCormick, one of our directors, is a Vice President of the limited liability company that controls Thayer Equity Investors IV, L.P.

 (6) Brockway Moran & Partners Fund, L.P. is controlled by Brockway Moran & Partners Inc. Peter C. Brockway, Michael E. Moran, H. Randall Litten and Kathy J. Mankin are the only stockholders of Brockway Moran & Partners Inc., and none of these persons owns a majority interest in Brockway Moran & Partners Inc. Mr. Moran, one of our directors, is a partner of Brockway Moran & Partners Inc. Mr. Carpenter, one of our directors, is a Vice President of Brockway Moran & Partners Inc.

 (7) Represents shares held by the following entities which are indirectly controlled by TCW/Crescent Mezzanine LLC, a registered investment adviser:

                                            NUMBER OF SHARES                   NUMBER OF SHARES
                                              BENEFICIALLY       NUMBER OF       BENEFICIALLY
                                             OWNED PRIOR TO       SHARES         OWNED AFTER
                                              THE OFFERING     BEING OFFERED     THE OFFERING
                                            ----------------   -------------   ----------------
TCW/Crescent Mezzanine Partners
  II, L.P.+...............................        831,045          53,853           777,192
TCW/Crescent Mezzanine Trust II++.........        201,453          13,054           188,399
                                                ---------          ------           -------
    Total.................................      1,032,498          66,907           965,591
----------
+  Includes 555,773 shares issuable upon exercise of warrants within 60 days of July 3, 2000.
++  Includes 134,725 shares issuable upon exercise of warrants within 60 days of July 3, 2000.

    The business, property and affairs of TCW/Crescent Mezzanine LLC are managed exclusively by its board of directors, which consists of the following individuals: Mark L. Attanasio, Robert D. Beyer, Jean-Marc Chapus, Jack D. Furst, Thomas O. Hicks, William C. Sonneborn and Marc I. Stern.

 (8) Includes 76,722 shares issuable upon exercise of warrants within 60 days of July 3, 2000. One-half of these shares are held by TCW Leveraged Income Trust, L.P. and one-half are held by TCW Leveraged Income Trust II, L.P., each of which is indirectly controlled by The TCW Group, Inc. The TCW Group, Inc. may be deemed to be controlled by Robert A. Day, a significant stockholder and its chairman of the board and chief executive officer.

 (9) Includes 54,388 shares issuable upon exercise of options within 60 days of July 3, 2000.

 (10) Includes 24,113,578 shares beneficially owned by the Thayer Capital Partners entities prior to the offering and 22,414,495 shares beneficially owned by the Thayer Capital Partners entities after the offering. Mr. Goettman and Mr. McCormick each disclaims beneficial ownership of the shares held by the Thayer Capital Partners entities, except to the extent of his pecuniary interest therein.

 (11) Includes 2,106,422 shares held by Brockway Moran & Partners. Mr. Moran and Mr. Carpenter each disclaims beneficial ownership of the shares held by Brockway Moran & Partners, except to the extent of his pecuniary interest therein.

 (12) Includes 25,080 shares issuable upon exercise of options within 60 days of July 3, 2000.

 (13) Includes 21,945 shares issuable upon exercise of options within 60 days of July 3, 2000.

 (14) Includes 21,945 shares issuable upon exercise of options within 60 days of July 3, 2000.

 (15) Includes 15,675 shares issuable upon exercise of options within 60 days of July 3, 2000.


 (16) Messrs. Mayer and Bass are director nominees.



 (17) Includes 100,133 shares issuable upon exercise of options within 60 days of July 3, 2000.

                          DESCRIPTION OF INDEBTEDNESS

    After giving effect to this offering, we and our subsidiary will have outstanding debt under the First Union senior credit facility.

FIRST UNION SENIOR CREDIT FACILITY

    We have entered into a credit agreement, for which First Union National Bank is the administrative agent, Sun Trust Bank is the documentation agent, Dresdner Bank AG is the co-syndication agent, and First Union Securities Inc. is the lead arranger. The lenders are a syndicate comprised of various banks, financial institutions or other entities which hold transferable interests in the First Union senior credit facility. All borrowings are collateralized by our assets. The senior credit facility, as of July 3, 2000, consists of:

    - Tranche A term facility of up to approximately $37.5 million;

    - Tranche B term facility of up to $75.0 million; and

    - a revolving line of credit of up to $12.5 million and up to $2.5 million on a swingline loan subfacility.

    We intend to use $40.6 million of the proceeds of this offering to reduce the indebtedness under our senior credit facility, which was $111.6 million as of July 3, 2000.

    The senior credit facility requires us to meet financial ratios and benchmarks and to comply with other restrictive covenants. The covenants include capital expenditure limits, leverage and interest coverage ratios, and consolidated EBITDA. The Tranche A term facility amortizes in 20 quarterly installments through June 30, 2004. The Tranche B term facility amortizes in 24 quarterly installments through June 30, 2005. The revolving line of credit and swingline commitment each expire on June 30, 2004. We are required to pay a quarterly commitment fee of .50% on the unused portion of the revolver and a letter of credit fee on the average daily maximum amount available for each letter of credit outstanding.

    Our borrowings under the senior credit facility bear interest at varying rates based, at our option, on either LIBOR plus 225 to 325 basis points or the alternate base rate plus 75 to 150 basis points, in the case of Tranche A and revolving loans, and LIBOR plus 350 to 375 basis points or the alternate base rate plus 225 basis points in the case of Tranche B. The alternate base rate is the greater of (i) First Union's prime rate or (ii) the effective rate for federal funds plus 50 basis points. The amount added to the LIBOR rate or the alternate base rate varies depending upon our leverage ratios. The overall effective interest rate at July 3, 2000 was 10.4%. We must apply proceeds of sales of debt, equity or material assets to prepayment on our senior credit facility, subject to some exceptions, and must also, in some circumstances, pay excess cash flow to the lenders under our senior credit facility.


    This summary of the material provisions of the senior credit facility, is qualified in its entirety by reference to all of its provisions, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See "Where You Can Find Additional Information." Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will have received the consent of the lenders under the senior credit facility to the uses of the net proceeds from this offering described under the caption "Use of Proceeds." We are currently planning to refinance the senior credit facility shortly after this offering and are negotiating an amended and restated credit agreement. We can provide no assurances that we will actually refinance the senior credit facility.

                          DESCRIPTION OF CAPITAL STOCK

    Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, no par value, and 15,000,000 shares of undesignated preferred stock, no par value.

COMMON STOCK

    As of July 3, 2000, we had 29,925,000 shares of common stock outstanding held by 12 stockholders.

    The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

    Upon the closing of this offering, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series. The board of directors may also designate the rights, preferences and privileges of each series of preferred stock; any or all of which may be superior to the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

    - restricting dividends on the common stock;

    - diluting the voting power of the common stock;

    - impairing the liquidation rights of the common stock; and

    - delaying or preventing a change in control of our company without further action by the stockholders.

    We have no present plans to issue any shares of preferred stock.

TCW WARRANTS

    In July 1999, we issued to TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW/Leverage Income Trust, L.P. and TCW/Leveraged Income Trust II, L.P. warrants to purchase 767,220 shares of our common stock at an exercise price of $.000026 per share. These warrants were issued in connection with an aggregate of $12.5 million in senior subordinated notes issued to these entities, which will be redeemed with the proceeds to us from this offering. None of these warrants will remain outstanding after the completion of this offering. The warrants have preemptive rights allowing the purchase of a portion of any additional securities offered by us, except in the case of (i) any securities issued to any source of, and in connection with, financing for us, (ii) any securities issued or issuable to our employees, directors, and consultants pursuant to an incentive or employee plan, so long as the aggregate issuance does not exceed 10% of our then total outstanding common stock, assuming full exercise of all securities granted to our employees, directors, and consultants, (iii) any securities issued or issuable to all stockholders on a proportionate basis, or

(iv) any securities issued in connection with a merger, consolidation, or acquisition. The warrants have an expiration date of July 2009.

REGISTRATION RIGHTS

    Registration rights agreements between us and some of our stockholders entitle these stockholders to require us to register some or all of their shares of common stock under the Securities Act as described below.

    GENERAL DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until July 14, 2005, Mr. James H. Eisenberg and Mr. Dale W. Anderson, can each make one request that we register all or a portion of their shares with respect to at least 760,000 shares so long as we are eligible to use Form S-3. We will be required to file registration statements in response to their demand registration rights. We may postpone the filing of a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    TCW/CRESCENT DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until July 14, 2005, the TCW/Crescent entities and their affiliates can request three registrations, two of which must be on Form S-3, for all or a portion of their shares. The registration on a form other than Form S-3 must be exercised in respect of at least 767,220 shares. Each registration of Form S-3 must be exercised in respect of at least the lesser of 380,000 shares of common stock or all shares of common stock held by each TCW/Crescent entities. We may postpone the filing of a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    COLEY AND CIRCUIT HOLDINGS DEMAND REGISTRATION RIGHTS. At any time after 180 days following this offering until December 14, 2004, Mr. Lewis O. Coley, III can make one request that we register all or a portion of his shares with respect of at least 783,750 shares of common stock so long as we are eligible to use Form S-3. For the same period of time, Circuit Holdings is entitled to four demand registrations, at least two of which must be on Form S-3. Each of Circuit Holdings' demand registrations on forms other than Form S-3 must be exercised in respect to at least 1,567,000 shares. Each demand registration on Form S-3 by Circuit Holdings must be exercised for at least 760,000 shares of common stock. We may postpone the filing of a registration statement for up to 60 days no more than twice during any 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

    PIGGYBACK REGISTRATION RIGHTS. If we register any securities for public sale, some of the holders of shares of our common stock will have the right to include their shares of common stock in the registration statement. The managing underwriter of any underwritten offering will have the right to limit the number of shares registered by these holders due to marketing reasons.

    We will pay all expenses incurred in connection with the registrations described above, except for underwriters' and brokers' discounts and commissions, which will be paid by the selling stockholders.

    The registration rights described above will expire with respect to a particular stockholder if it can sell all of its shares in a three month period under Rule 144 of the Securities Act.

ANTI-TAKEOVER EFFECTS OF SOME PROVISIONS OF WASHINGTON LAW AND OUR CHARTER
  DOCUMENTS

    A number of the provisions of Washington law and our restated articles of incorporation and restated bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. These provisions include the protections of Chapter 23B of the Washington Business

Corporation Act, as described below, as well as the provisions of our restated articles of incorporation which:

    - authorize our board to issue, without stockholder approval, up to 15 million shares of preferred stock with rights superior to the holders of our common stock;

    - establish a classified board of directors, with each class containing as nearly as possible one-third of the total number of directors and the members of each class serving for staggered three-year terms;

    - prohibit cumulative voting for the election of directors;

    - prohibit the removal of directors without cause;

    - limit the availability of our stockholders to call special meetings of our board;

    - require stockholders to give advance notice with respect to nominations of directors or other matters to be voted on by stockholders; and

    - require supermajority approval of the stockholders to effect amendments to the provisions of our articles establishing a classified board, limiting the ability of stockholders to call a special meeting of our board and requiring advance notice for stockholder proposals or nominations.

    We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging such proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

  WASHINGTON LAW

    Washington law imposes restrictions on some transactions between a corporation and its significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in significant business transactions with an "acquiring person" which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of the shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Prohibited transactions include, among other things:

    - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

    - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

    - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

    After the five-year period, a "significant business transaction" may occur, as long as it complies with "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

  CHARTER DOCUMENTS

    Upon completion of this offering, our restated articles of incorporation provide for our board of directors to be divided into three classes serving staggered terms. Approximately one-third of the board of directors will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquirer obtains the controlling stock interest. The classified board provision could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions. Our restated articles of incorporation provide that directors may be removed with cause by the affirmative vote of the holders of at least a majority of the outstanding shares of voting stock.

    Our restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our restated bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

    Under Washington law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the articles of incorporation or the bylaws. The following persons are authorized to call a special meeting of stockholders:

    - a majority of our board of directors;

    - the chairman of the board;

    - the chief executive officer;

    - the company secretary; or

    - 50% of our stockholders entitled to vote at the special meeting.

    The limitation on the right of our stockholders to call a special meeting will make it more difficult for a stockholder to force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders. The restriction on the ability of stockholders to call a special meeting also will make it more difficult to replace the board until the next annual meeting.

    Our restated articles of incorporation require approval by at least 80% of our stockholders to effect amendments to the provisions of our articles of incorporation establishing a classified board of directors, limiting the ability of stockholders to call a special meeting of our board and requiring advance notice for stockholder proposals or nominations of directors to be considered at stockholder meetings.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. ChaseMellon is located at 400 South Hope Street, Fourth Floor, Los Angeles, California, 90071 and its telephone number is (213) 553-9730.

NASDAQ STOCK MARKET LISTING


    Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "TTMI."

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering of the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

    After this offering, we will have outstanding 35,500,000 shares of common stock, based upon 29,925,000 shares outstanding as of July 3, 2000, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after July 3, 2000. All of the shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. The 28,050,000 remaining shares of common stock held by existing stockholders are "restricted" shares as that term is defined in Rule 144 under the Securities Act. We issued and sold the restricted shares in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted shares may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.


    Our officers, directors, employees, and other stockholders, who collectively hold an aggregate of 28,050,000 restricted shares, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with limited exceptions, our officers, directors, employees and stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any of our shares for a period of 180 days after the effective date of this offering. Robertson Stephens, Inc. may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Robertson Stephens, Inc. that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.


    As an exception to these lock-up agreements, our stockholders that are corporations or partnerships are allowed to distribute shares to their partners and stockholders, provided that the recipients agree to be bound by the same lock-up restrictions. Following the offering, a number of private investment funds will hold significant positions in our common stock and three funds will each benefically own more than 5% of our common stock. Each of these funds will be free effectively to liquidate its position by distributing its shares of our common stock to its investors during the 180-day lock-up period without violating the terms of their lock-up agreements. Their investors, however, would be precluded from making any resales into the market during the full 180-day period.

    Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                              NUMBER OF
DATE OF AVAILABILITY FOR SALE                                   SHARES
-----------------------------                                 ----------
180 days after the effective date of this offering..........  28,050,000

    Following the expiration of the lock-up period, shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market pursuant to Rule 701 under the Securities Act unless those shares are held by one of our affiliates, directors or officers.

    In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 355,000 shares immediately after the offering; or

    - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to manner of sale provisions that require arm's length sales through a stockbroker, notice requirements with respect to sales by our officers, directors and greater than five percent stockholders and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

    Rule 701, as currently in effect, permits our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract to resell these shares in reliance upon Rule 144. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.

    We intend to file, shortly after the effectiveness of this offering, a registration statement on Form S-8 under the Securities Act covering all shares of common stock reserved for issuance under the stock plans and subject to outstanding options under our stock option plan. See "Management --Incentive Plans." Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. As of July 3, 2000, options to purchase 2,610,460 shares of common stock were outstanding of which approximately 145,779 options were vested and exercisable. Beginning 180 days after the effective date of this offering, approximately 750,852 shares issuable upon the exercise of vested stock options will become eligible for sale in the public market, if such options are exercised.

    Beginning 180 days after the effective date of this offering, approximately 767,220 shares issuable upon the exercise of vested warrants as of July 3, 2000 will become eligible for sale in the public market.

    Following this offering, the holders of an aggregate of 28,050,000 shares of outstanding common stock and 767,220 shares of common stock issuable upon the exercise of warrants, as of July 3, 2000, have the right to require us to register their shares for sale upon meeting requirements to which the parties have previously agreed. See "Description of Capital Stock--Registration Rights" for additional information regarding registration rights.

               UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of the principal United States federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock by a Non-U.S. Holder. As used in this prospectus, the term "Non-U.S. Holder" is a person who holds our common stock other than:

    - a citizen or resident of the United States,

    - a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision of the United States,

    - an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or

    - a trust subject to the primary supervision of a United States court and the control of one or more United States persons, or a trust (other than a wholly-owned grantor trust) that was treated as a domestic trust despite not meeting the requirements described above.

    This discussion does not consider:

    - state, local or foreign tax consequences,

    - specific facts and circumstances that may be relevant to a particular Non-U.S. Holder's tax position in light of their particular circumstances,

    - the tax consequences for the stockholders or beneficiaries of a Non-U.S. Holder,

    - special tax rules that may apply to certain Non-U.S. Holders, including without limitation, partnerships, banks, insurance companies, dealers in securities and traders in securities, or

    - special tax rules that may apply to a Non-U.S. Holder that holds our common stock as part of a "straddle," "hedge" or "conversion transaction."

    The following discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, also known as the Code, applicable Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following discussion assumes that our common stock is held as a capital asset. The following summary is for general information. Accordingly, each Non-U.S. Holder should consult a tax advisor regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

DIVIDENDS

    We do not anticipate paying cash dividends on our common stock in the foreseeable future. See "Dividend Policy." In the event, however, that dividends are paid on shares of our common stock, dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate, or such lower rate as may be provided by an applicable income tax treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

    Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business in the United States or, if an income tax treaty applies, attributable to a permanent establishment in the United States, known as "United States trade or business income", are generally subject to United States federal income tax on a net income basis at regular graduated rates, but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate United States Internal Revenue Service form with the payor. Any United States trade or business income received by a Non-

U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty.

    Dividends paid prior to 2001 to an address in a foreign country are presumed, absent actual knowledge to the contrary, to be paid to a resident of such country for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. For dividends paid after 2000, a Non-U.S. Holder of our common stock who clams the benefit of an applicable income tax treaty rate generally will be required to satisfy applicable certification and other requirements.

    A Non-U.S. Holder of our common stock that is eligible for a reduced rate of United States withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the United States Internal Revenue Services.

GAIN ON DISPOSITION OF COMMON STOCK

    A Non-U.S. Holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of our common stock unless:

    - the gain is United States trade or business income, in which case the branch profits tax described above may apply to a corporate Non-U.S. Holder,

    - the Non-U.S. Holder is an individual who holds our common stock as a capital asset within the meaning of Section 1221 of the Code, is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements,

    - the Non-U.S. Holder is subject to tax pursuant to the provisions of the United States tax law applicable to certain United States expatriates, or

    - we are or have been a "United States real property holding corporation" for United States federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the period that the Non-U.S. Holder held our common stock.

    Generally, a corporation is a "United States real property holding corporation" if the fair market value of its "United States real property interest," such as interest in real property located in the United States or the Virgin islands, and certain interests in other United States real property holding corporations, equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe we have never been, are not currently and are not likely to become a United States real property holding corporation for United States federal income tax purposes.

FEDERAL ESTATE TAX

    Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

    We must report annually to the United States Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

    Under certain circumstances, United States Treasury Regulations require information reporting and backup withholding at a rate of 31% on certain payments on our common stock. Under currently applicable law, Non-U.S. Holders of our common stock generally will be exempt from these information reporting requirements and from backup withholding on dividends paid prior to 2001 to an address outside the United States. For dividends paid after 2000, however, a Non-U.S. Holder of our common stock that fails to certify its Non-U.S. holder status in accordance with applicable United States Treasury Regulations may be subject to backup withholding at a rate of 31% of dividends.

    The payment of the proceeds of the disposition of our common stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a Non-U.S. Holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-U.S. Holder of our common stock to or through a foreign office of a foreign broker will not be subject to backup withholding or information reporting unless the foreign broker is a "United States related person." In the case of the payment of proceeds from the disposition of our common stock by or through a foreign office of a broker that is a United States person or a "United States related person," information reporting, but currently not backup withholding, on the payment applies unless the broker receives a statement from the owner, signed under penalty of perjury, certifying its foreign status or the broker has documentary evidence in its files that the holder is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. For this purpose, a "United States related person" is:

    - a "controlled foreign corporation" for United States federal income tax purposes,

    - a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United State trade or business,

    - effective after 2000, a foreign partnership if, at any time during the taxable year, (A) at least 50% of the capital or profits interest in the partnership is owned by United States persons, or (B) the partnership is engaged in a United States trade or business, or

    - certain U.S. branches of foreign banks or insurance companies.

    Effective after 2000, backup withholding may apply to the payment of disposition proceeds by or through a foreign office or a broker that is a United States person or a United States related person unless certain certification requirements are satisfied or an exemption is otherwise established and the broker has no actual knowledge that the holder is a United States person. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them, including changes to these rules that will become effective after 2000.

    Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that the required information is furnished to the United States Internal Revenue Service.

                                  UNDERWRITING


    We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Robertson Stephens, Inc., Chase Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and First Union Securities, Inc. are the representatives of the underwriters. We and the selling stockholder entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders agreed to sell to the underwriters, and each underwriter separately agreed to purchase, the number of shares of common stock listed next to its name below at the public offering price, less the underwriting discount described on the cover page of this prospectus:



UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Robertson Stephens, Inc.....................................
Chase Securities Inc........................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
First Union Securities, Inc.................................

INTERNATIONAL UNDERWRITER
------------------------------------------------------------
Robertson Stephens International, Ltd.......................
Chase Manhattan International Limited.......................
Donaldson, Lufkin & Jenrette Securities Corporation.........
First Union Securities, Inc.................................
                                                                  -------
  Total.....................................................
                                                                  =======


    The underwriting agreement provides that the underwriters must buy all of these shares if they buy any of them. The underwriters will sell these shares to the public when and if the underwriters buy them from us and the selling stockholders. The underwriters are offering the common stock subject to a number of conditions, including:

    - the underwriters' receipt and acceptance of the common stock from us; and

    - the underwriters' right to reject orders in whole or in part.


    Robertson Stephens, Inc. expects to deliver the shares of common stock to
purchasers on       , 2000.


    OVER-ALLOTMENT OPTION. We and the selling stockholders have granted the underwriters an option to buy up to 1,125,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. The underwriters may exercise this option only to the extent that they sell more than the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, the underwriters will be obligated to purchase the additional shares from us in the same proportions as they purchased the shares shown in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold.


    STOCK MARKET LISTING. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "TTMI."


    DETERMINATION OF OFFERING PRICE. Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

    - the valuation multiples of publicly-traded companies that the representatives believe are comparable to us;

    - our financial information;

    - our history and prospects and the outlook for our industry;

    - an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues;

    - the present state of our development and the progress of our business plan; and

    - the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

    An active trading market for our shares may not develop. Even if an active market does develop, the public price at which our shares trade in the future may be below the offering price.

    UNDERWRITING DISCOUNTS AND COMMISSIONS. The underwriting discount is the difference between the price the underwriters pay to us and the selling stockholders and the price at which the underwriters initially offer the shares to the public. The size of the underwriting discount is determined through an arms-length negotiation between us, the selling stockholders and the representatives. The following table shows the per share and total underwriting discount we will allow to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters' over-allotment option described above:

                                                                                    TOTAL
                                                                      ---------------------------------
                                                                      NO EXERCISE OF   FULL EXERCISE OF
                                                          PER SHARE       OPTION            OPTION
                                                          ---------   --------------   ----------------
Public offering price...................................      $             $                 $
Underwriting discount allowed by us.....................      $             $                 $
Underwriting discount allowed by the selling
  stockholders..........................................      $             $                 $

    The expenses of this offering, not including the underwriting discount, are estimated to be approximately $1.5 million. Expenses include the SEC filing fee, the NASD filing fee, Nasdaq listing fees, printing expenses, legal and accounting fees, transfer agent and registrar fees and other miscellaneous fees and expenses. All of the expenses of this offering will be paid by us.


    LOCK-UP AGREEMENTS. We and our executive officers, directors and substantially all of our stockholders, have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Robertson
Stephens, Inc. Specifically, we and these other individuals have agreed not to, directly or indirectly:


    - offer to sell, contract to sell, or otherwise sell or dispose of any shares of our common stock;

    - loan, pledge or grant any rights with respect to any shares of our common stock;

    - engage in any hedging or other transaction that might result in a disposition of shares of our common stock by anyone;

    - execute any short sale, whether or not against the box; or

    - purchase, sell or grant any put or call option or other right with respect to our common stock or with respect to any security other than a broad-based market basket or index that includes, relates to or derives any significant part of its value from our common stock.

    These lock-up agreements apply to shares of our common stock and also to any options or warrants to purchase any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. These lock-up agreements apply to all such securities that are owned or later acquired by the persons executing the agreements, except for securities acquired on the open market. In addition, we have agreed with Robertson Stephens, Inc. that, to the extent that we have separate lock-up agreements with some of our stockholders, we will not consent to the stockholders' disposition of any shares subject to those separate lock up agreements prior to the expiration of the lock-up period. However, Robertson Stephens, Inc. may release any of us from these agreements at any time during the 180 day period, in its sole discretion and without notice, as to some or all of the shares covered by these agreements. Currently, there are no agreements between the representatives and us or any of our shareholders to release any of us from the lock-up agreements during such 180 days period.


    INDEMNIFICATION OF THE UNDERWRITERS. We and the selling stockholders will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities, which means that each of us will reimburse the underwriters for a portion of their payments. The relative size of our payments will be based upon the relative benefits received by the company, the selling stockholders and the underwriters from the offering of our shares. The payment amounts may also be based on the parties' relative degree of fault in producing the original liability.

    DEALERS' COMPENSATION. The underwriters initially will offer our shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to selected dealers a concession of not more than
$      per share. The underwriters may also allow, and any other dealers may
reallow, a concession of not more than $      per share to some other dealers.
If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. A change in the public offering price will not affect the amount of proceeds that we receive.

    DISCRETIONARY ACCOUNTS. The underwriters have advised us that they do not expect to sell more than 5% of the total number of shares in this offering to accounts over which they exercise discretionary authority.


    DIRECTED SHARE PROGRAM. At our request, the underwriters have reserved for sale, at the initial public offering price, up to 375,000 shares, or 5%, of the shares of our common stock offered in this offering for sale to some of our directors, officers and employees and their family members, and other persons with relationships with us. The number of shares of our common stock available for sale to the general public will be reduced to the extent those persons purchase the reserved shares. Any reserved shares which are not orally confirmed for purchase within one day of the pricing of this offering may be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.


    ONLINE ACTIVITIES. A prospectus in electronic format may be made available on the internet sites or through other online services hosted by DLJDIRECT Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, and by E*OFFERING Corp. and E*TRADE Securities, Inc. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. Other than the prospectus in electronic format, information on these web sites is not a part of this prospectus and you should not rely on other information on these web sites in making a decision to invest in our shares.

    The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations. In particular, Robertson Stephens, Inc. has informed us that it will allocate a portion of the shares that it is underwriting for distribution by E*TRADE Securities, Inc. Customers of E*TRADE who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet website. In the event that the demand for shares from the customers of E*TRADE exceeds the amounts allocated to E*TRADE, E*TRADE will use a random allocation methodology to distribute shares in even lots of 100 shares per customer.


    STABILIZATION AND OTHER TRANSACTIONS. The rules of the SEC generally prohibit the underwriters from trading in our common stock on the open market during this offering. However, the underwriters are allowed to engage in some open market transactions and other activities during this offering that may cause the market price of our common stock to be above or below that which would otherwise prevail in the open market. These activities may include stabilization, short sales and over-allotments, syndicate covering transactions and penalty bids.

    - Stabilizing transactions consist of bids or purchases made by the lead representative for the purpose of preventing or slowing a decline in the market price of our common stock while this offering is in progress.

    - Short sales and over-allotments occur when the representatives, on behalf of the underwriting syndicate, sell more of our shares than they purchase from us in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position either by exercising that option to purchase shares from us or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the prevailing market price per share compared to the exercise price per share of their option. "Naked" short sales are any sales by the underwriters in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market, potentially including purchases made as stabilizing transactions. For this reason, a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

    - Syndicate covering transactions are bids for or purchases of our common stock on the open market by the representatives on behalf of the underwriters in order to reduce a short position incurred by the representatives on behalf of the underwriters. Similar to other purchase transactions, syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

    - A penalty bid is an arrangement permitting the representatives to reclaim the selling concession that would otherwise accrue to an underwriter if the common stock originally sold by that underwriter was later repurchased by the representatives and therefore was not effectively sold to the public by such underwriter.

    If the underwriters commence these activities, they may discontinue them at any time without notice. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

    PASSIVE MARKET MAKING. Following the pricing of this offering, and until the commencement of any stabilizing bid, underwriters and dealers who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions. Passive market making is allowed during the period when the SEC's rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker's bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when such limit is reached. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.


    QUALIFIED INDEPENDENT UNDERWRITER. First Union National Bank is the administrative agent and a lender and First Union Securities, Inc. is the lead arranger and a lender under our senior credit facility. We intend to use a portion of the net proceeds to repay indebtedness under our senior credit facility as described in "Use of Proceeds." First Union National Bank is an affiliate of First Union Securities, Inc., one of the underwriters, and each of them will receive their proportionate share of such repayment. We expect to use more than 10% of the net proceeds of this offering to pay down our senior credit facility. Accordingly, this offering will be conducted in accordance with Rules 2710(c)(8) and 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc., which provide that when more than 10% of the net proceeds are intended to be paid to underwriters or their affiliates, the offering price can be no higher than that recommended by a "qualified independent underwriter," or QIU, meeting certain standards. In accordance with this requirement, Robertson Stephens, Inc. is assuming the responsibilities of acting as QIU and will recommend a price in compliance with the requirements of Rule 2720. In connection with this offering, Robertson Stephens, Inc. is performing due diligence investigations and reviewing and participating in the preparation of this prospectus and the registration statement of which this prospectus forms a part.



    Robertson Stephens, Inc. provides financial advisory services to us from time to time.


                                 LEGAL MATTERS

    The validity of the shares of common stock to be issued by us and sold by the selling stockholders in this offering will be passed upon for us by Karr Tuttle Campbell P.S., Seattle, Washington. Other legal matters in connection with this offering will be passed upon for us by Shearman & Sterling, Menlo Park, California. Legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, San Francisco, California. As of the date of this prospectus, Shearman & Sterling beneficially owns an aggregate of 76,000 shares of our common stock through TC Circuits, L.L.C.

                                    EXPERTS

    The consolidated financial statements of TTM Technologies, Inc. as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999 and the financial statements of Power Circuits, Inc. for the period from January 1, 1999 to July 14, 1999 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The financial statements of Power Circuits, Inc. for the years ended December 31, 1997 and 1998, included in this prospectus, have been so included in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

    The selected income statement data for the years ended December 31, 1995 and 1996 and the selected balance sheet data as of December 31, 1995 and 1996 included in this prospectus and derived from audited financial statements not included in this prospectus, have been so included in reliance on the authority of Simon Dadoun & Co., P.S., independent certified public accountants, as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved, and each statement in this prospectus shall be deemed qualified in its entirety by this reference.

    You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549 and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the internet site maintained by the SEC at http://www.sec.gov.

                             TTM TECHNOLOGIES, INC.
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
TTM Technologies, Inc.:
  Report of Independent Public Accountants..................     F-2
  Consolidated Balance Sheets as of December 31, 1998 and
    1999....................................................     F-3
  Consolidated Statements of Operations for the Years Ended
    December 31, 1997, 1998 and 1999........................     F-4
  Consolidated Statements of Shareholders' Equity (Deficit)
    for the Years Ended December 31, 1997, 1998 and 1999....     F-5
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1997, 1998 and 1999........................     F-6
  Notes to Consolidated Financial Statements................     F-7
  Unaudited Condensed Consolidated Balance Sheet as of
    July 3, 2000............................................    F-20
  Unaudited Condensed Consolidated Statements of Income for
    the First Two Quarters Ended July 4, 1999 and July 3,
    2000....................................................    F-21
  Unaudited Condensed Consolidated Statements of Cash Flows
    for the First Two Quarters Ended July 4, 1999 and
    July 3, 2000............................................    F-22
  Notes to Unaudited Condensed Consolidated Financial
    Statements..............................................    F-23

Power Circuits, Inc.:
  Report of Independent Public Accountants..................    F-25
  Report of Independent Auditors............................    F-26
  Statements of Income for the Years Ended December 31, 1997
    and 1998 and for the Period from January 1, 1999 to
    July 14, 1999...........................................    F-27
  Statements of Shareholders' Equity for the Years Ended
    December 31, 1997 and 1998 and for the Period from
    January 1, 1999 to July 14, 1999........................    F-28
  Statements of Cash Flows for the Years Ended December 31,
    1997 and 1998 and for the Period from January 1, 1999 to
    July 14, 1999...........................................    F-29
  Notes to Financial Statements.............................    F-30

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To TTM Technologies, Inc.:

    We have audited the accompanying consolidated balance sheets of TTM Technologies, Inc. (a Washington corporation) and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TTM Technologies, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1999 in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP



Salt Lake City, Utah
February 11, 2000

                             TTM TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
                                         ASSETS
Current assets:
  Cash......................................................  $    197,289   $  1,316,362
  Accounts receivable, net of allowances of $400,000 and
    $374,800, respectively..................................    13,636,493     21,022,954
  Inventories...............................................     3,082,884      5,992,416
  Income taxes receivable...................................            --        532,474
  Prepaid expenses and other current assets.................       189,750        320,095
                                                              ------------   ------------
    Total current assets....................................    17,106,416     29,184,301
                                                              ------------   ------------
Property, plant and equipment, at cost:
  Land......................................................       877,551      2,216,551
  Machinery and equipment...................................    22,582,350     32,451,348
  Buildings and improvements................................     7,246,467      8,583,858
  Leasehold improvements....................................            --      1,095,782
  Furniture and fixtures....................................       238,347        367,782
  Automobiles...............................................       132,706        139,283
                                                              ------------   ------------
                                                                31,077,421     44,854,604
    Less accumulated depreciation and amortization..........   (14,761,611)   (17,307,552)
                                                              ------------   ------------
      Net property, plant and equipment.....................    16,315,810     27,547,052
                                                              ------------   ------------
Other assets:
  Deferred retention bonus, net of accumulated amortization
    of $77,035 and $1,925,892, respectively.................     7,318,373      5,469,515
  Debt issuance costs, net of accumulated amortization of
    $20,423 and $470,372, respectively......................     2,602,506      4,379,628
  Deferred income taxes.....................................    13,000,000     12,998,173
  Goodwill and other intangible assets, net of accumulated
    amortization of $2,230,203 at December 31, 1999.........            --     87,912,721
  Other.....................................................       109,989        835,957
                                                              ------------   ------------
      Total other assets....................................    23,030,868    111,595,994
                                                              ------------   ------------
                                                              $ 56,453,094   $168,327,347
                                                              ============   ============

                     LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current maturities of long-term debt......................  $  2,600,000   $  3,562,500
  Accounts payable..........................................     3,425,496      6,500,583
  Accrued salaries, wages and benefits......................     2,567,713      3,662,823
  Other accrued expenses....................................       442,363      1,463,703
                                                              ------------   ------------
      Total current liabilities.............................     9,035,572     15,189,609
                                                              ------------   ------------
Long-term liabilities:
  Long-term debt, less current maturities...................    62,767,049    128,916,531
  Deferred retention bonus payable..........................     7,405,036      7,684,120
                                                              ------------   ------------
      Total long-term liabilities...........................    70,172,085    136,600,651
                                                              ------------   ------------
COMMITMENTS AND CONTINGENCIES (NOTES 5 AND 8)
SHAREHOLDERS' EQUITY (DEFICIT):
  Common stock, no par value; 100,000,000 shares authorized,
    15,675,000 and 29,925,000 shares issued and outstanding,
    respectively............................................         5,000     37,505,000
  Accumulated deficit.......................................   (22,759,563)   (22,986,913)
  Common stock warrants.....................................            --      2,019,000
                                                              ------------   ------------
      Total shareholders' equity (deficit)..................   (22,754,563)    16,537,087
                                                              ------------   ------------
                                                              $ 56,453,094   $168,327,347
                                                              ============   ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                             TTM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------
                                                                 1997          1998           1999
                                                              -----------   -----------   ------------
Net sales...................................................  $76,920,805   $78,525,869   $106,447,418
Cost of goods sold..........................................   62,090,181    65,331,900     82,200,333
                                                              -----------   -----------   ------------
    Gross profit............................................   14,830,624    13,193,969     24,247,085
                                                              -----------   -----------   ------------
Operating expenses:
  Sales and marketing.......................................    2,533,223     2,434,404      3,919,874
  General and administrative................................    2,235,074     2,187,790      2,583,911
  Amortization of intangibles...............................           --            --      2,230,203
  Amortization of deferred retention bonus..................           --        77,035      1,848,857
  Management fees...........................................           --        12,500        439,402
                                                              -----------   -----------   ------------
    Total operating expenses................................    4,768,297     4,711,729     11,022,247
                                                              -----------   -----------   ------------
Operating income............................................   10,062,327     8,482,240     13,224,838
                                                              -----------   -----------   ------------
Other income (expense):
  Interest expense..........................................     (578,276)     (847,594)   (10,432,310)
  Amortization of debt issuance costs.......................      (27,902)     (134,095)      (755,426)
  Interest income and other, net............................      556,971       926,918         54,827
                                                              -----------   -----------   ------------
    Total other expense, net................................      (49,207)      (54,771)   (11,132,909)
                                                              -----------   -----------   ------------
Income before income taxes and extraordinary item...........   10,013,120     8,427,469      2,091,929
Income taxes................................................           --            --        836,110
                                                              -----------   -----------   ------------
Income before extraordinary item............................   10,013,120     8,427,469      1,255,819
Extraordinary item, write-off of debt issuance costs
  resulting from early extinguishment of debt, net of tax
  benefit of approximately $834,000.........................           --            --     (1,483,169)
                                                              -----------   -----------   ------------
Net income (loss)...........................................  $10,013,120   $ 8,427,469   $   (227,350)
                                                              ===========   ===========   ============
Basic earnings per share:
  Income before extraordinary item..........................  $      0.64   $      0.54   $       0.06
  Extraordinary item........................................           --            --          (0.07)
                                                              -----------   -----------   ------------
  Net income (loss).........................................  $      0.64   $      0.54   $      (0.01)
                                                              ===========   ===========   ============
Diluted earnings per share:
  Income before extraordinary item..........................  $      0.64   $      0.54   $       0.06
  Extraordinary item........................................           --            --          (0.07)
                                                              -----------   -----------   ------------
  Net income (loss).........................................  $      0.64   $      0.54   $      (0.01)
                                                              ===========   ===========   ============
Unaudited pro forma information:
  Income before income taxes................................  $10,013,120   $ 8,427,469
  Income taxes..............................................    3,404,460     2,865,339
                                                              -----------   -----------
  Net income................................................  $ 6,608,660   $ 5,562,130
                                                              ===========   ===========
  Basic and diluted earnings per share......................  $      0.42   $      0.35
                                                              ===========   ===========

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                          COMMON STOCK         ACCUMULATED      COMMON
                                                    ------------------------     EARNINGS       STOCK
                                                      SHARES       AMOUNT       (DEFICIT)      WARRANTS       TOTAL
                                                    ----------   -----------   ------------   ----------   ------------
Balance, December 31, 1996........................  15,675,000   $     5,000   $20,644,376    $       --   $ 20,649,376
  Dividends to shareholders.......................          --            --    (3,621,969)           --     (3,621,969)
  Net income......................................          --            --    10,013,120            --     10,013,120
                                                    ----------   -----------   ------------   ----------   ------------
Balance, December 31, 1997........................  15,675,000         5,000    27,035,527            --     27,040,527
  Dividends to shareholders.......................          --            --   (70,686,427)           --    (70,686,427)
  Recapitalization costs..........................          --            --      (536,132)           --       (536,132)
  Deferred income taxes...........................          --            --    13,000,000            --     13,000,000
  Net income......................................          --            --     8,427,469            --      8,427,469
                                                    ----------   -----------   ------------   ----------   ------------
Balance, December 31, 1998........................  15,675,000         5,000   (22,759,563)           --    (22,754,563)
  Sale of common stock for cash...................  14,250,000    37,500,000            --            --     37,500,000
  Issuance of common stock warrants in connection
    with notes payable............................          --            --            --     2,019,000      2,019,000
  Net loss........................................          --            --      (227,350)           --       (227,350)
                                                    ----------   -----------   ------------   ----------   ------------
Balance, December 31, 1999........................  29,925,000   $37,505,000   $(22,986,913)  $2,019,000   $ 16,537,087
                                                    ==========   ===========   ============   ==========   ============

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1998           1999
                                                              -----------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $10,013,120   $  8,427,469   $   (227,350)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization on property and equipment...    2,883,687      3,014,498      3,634,673
    Amortization of goodwill and other intangible assets....           --             --      2,230,203
    Amortization of deferred retention bonus................           --         77,035      1,848,858
    Amortization of and write-off debt issuance costs.......       27,902        134,095      3,072,878
    Non-cash interest imputed on long-term subordinated
      liabilities...........................................           --         11,541        454,566
    Deferred income taxes...................................           --             --          1,827
    Net (gain) loss on sale of property and equipment.......      (83,555)        36,339         67,122
    Net gain on sale of short-term investments..............           --         (9,827)            --
    Changes in operating assets and liabilities, net of
      effect of acquisition:
      Accounts receivable, net..............................   (2,828,417)    (1,804,989)    (2,426,362)
      Inventories...........................................      (12,770)      (579,725)    (2,375,234)
      Income tax receivable.................................           --             --       (532,474)
      Prepaid expenses and other............................     (305,241)       418,875       (619,470)
      Debt issuance costs...................................           --     (2,736,601)    (4,850,000)
      Accounts payable......................................    1,033,845        660,849      1,659,712
      Accrued expenses......................................      731,376       (133,045)    (4,166,306)
                                                              -----------   ------------   ------------
        Net cash provided by (used in) operating
          activities........................................   11,459,947      7,516,514     (2,227,357)
                                                              -----------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Power Circuits, Inc., net of cash
    acquired................................................           --             --    (95,475,369)
  Purchase of property and equipment........................   (2,590,070)    (1,718,404)    (4,489,758)
  Proceeds from sale of property and equipment..............      512,413          7,500         58,800
  Proceeds from sale of short-term investments..............   28,739,000      7,367,541             --
  Purchase of short-term investments........................  (35,795,073)            --             --
                                                              -----------   ------------   ------------
        Net cash provided by (used in) investing
          activities........................................   (9,133,730)     5,656,637    (99,906,327)
                                                              -----------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt..................      617,648     62,900,000    133,168,000
  Principal payments on long-term debt......................     (430,000)   (10,889,090)   (67,415,243)
  Sale of common stock for cash.............................           --             --     37,500,000
  Recapitalization costs....................................           --       (536,132)            --
  Dividends paid............................................   (3,621,969)   (68,167,291)            --
                                                              -----------   ------------   ------------
        Net cash provided by (used in) financing
          activities........................................   (3,434,321)   (16,692,513)   103,252,757
                                                              -----------   ------------   ------------
Net increase (decrease) in cash and cash equivalents........   (1,108,104)    (3,519,362)     1,119,073
Cash and cash equivalents at beginning of year..............    4,824,755      3,716,651        197,289
                                                              -----------   ------------   ------------
Cash and cash equivalents at end of year....................  $ 3,716,651   $    197,289   $  1,316,362
                                                              ===========   ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year for interest....................  $   559,692   $    510,768   $ 10,075,265
  Cash paid during the year for income taxes................           --             --        450,000

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

    On July 14, 1999, the Company acquired the stock of Power Circuits, Inc. The fair value of the acquired assets was $106,364,164, net of $2,312,884 of cash acquired. The Company assumed $10,888,795 of liabilities.

    During 1998, the Company made noncash dividends totaling $2,519,136 (see
Note 9).

 The accompanying notes are an integral part of these consolidated statements.

                             TTM TECHNOLOGIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

    TTM Technologies, Inc., formerly Pacific Circuits, Inc. was incorporated under the laws of the State of Washington on March 20, 1978. On December 15, 1998, the shareholders of TTM Technologies, Inc. sold 90% of their common stock to Circuit Holdings, LLC which was accounted for as a recapitalization (see
Note 3). Circuit Holdings, LLC is a company owned by various private equity funds and individual investors. In July 1999, Power Circuits, Inc. was acquired and became a wholly-owned subsidiary of TTM Technologies, Inc. TTM Technologies, Inc. and its wholly-owned subsidiary are collectively referred to as "the Company."

    The Company is a manufacturer of complex printed circuit boards ("PCBs") used in sophisticated electronic equipment. The Company sells to a variety of customers located both within and outside of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of TTM Technologies, Inc. and its wholly owned subsidiary, Power Circuits, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

    The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when products are shipped to the customer. The Company provides its customers a limited right of return for defective PCBs. The Company accrues an estimated amount for sales returns and allowances at the time of sale based on historical information. For 1997, 1998 and 1999 the provision for sales returns was less than 2% of gross sales.

CASH AND CASH EQUIVALENTS

    The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 1998 and 1999, there were no cash equivalents.

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories as of December 31, 1998 and 1999 consist of the following:

                                                          1998         1999
                                                       ----------   ----------
Raw materials........................................  $  861,201   $1,784,172
Work-in-process......................................   2,221,683    3,598,498
Finished goods.......................................          --      609,746
                                                       ----------   ----------
                                                       $3,082,884   $5,992,416
                                                       ==========   ==========

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are recorded at cost. Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings and improvements..................................  10-40 years
Leasehold improvements......................................  18 years
Machinery and equipment.....................................  5-10 years
Furniture and fixtures......................................  5-10 years
Automobiles.................................................  5 years

    Upon retirement or other disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts. The resulting gain or loss is included in the determination of income. Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

OTHER ASSETS

    Debt issuance costs are amortized to expense over the period of the underlying indebtedness using the effective interest rate method adjusted to give effect to any early repayments. During 1999, the Company repaid certain indebtedness in connection with a refinancing. Accordingly, unamortized deferred debt issuance costs were written off and classified as an extraordinary item, net of the tax benefit.

    Deferred retention bonuses represent amounts owed to various key employees (see Note 5). These amounts are charged to expense over the vesting periods as set forth in the agreements.

    Goodwill and other intangibles resulted from the Company's acquisition of Power Circuits, Inc. At December 31, 1999, goodwill was approximately $72,100,000 and is being amortized using the straight-line method over 20 years. Other intangibles, consisting principally of strategic customer relationships, were approximately $18,000,000 and are being amortized using the straight-line method over 15 years.

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    Long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicates possible impairment. The Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable. Measurement of the amount of impairment, is based upon the difference between the asset's carrying value and fair value. For enterprise level goodwill and other intangibles fair value will be determined using a market value approach if reliably determinable or alternatively a discounted cash flow approach. As of December 31, 1999, management of the Company does not consider any of the Company's long-lived assets to be impaired.

IMPUTED INTEREST EXPENSE

    Interest is imputed on long-term debt obligations where it has been determined that the contractual interest rates are below the market rate for debt with similar risk characteristics (see Notes 5 and 6). In addition, a discount from the face amount of notes, resulting from allocating proceeds between debt and equity instruments issued, is recorded as interest expense over the term of the debt (see Note 6). For 1998 and 1999, non-cash interest expense for these obligations were as follows:

                                                             1998       1999
                                                           --------   --------
Deferred retention bonus.................................  $ 9,628    $279,084
Senior subordinated notes................................       --      82,454
Subordinated notes.......................................    1,913      93,028
                                                           -------    --------
                                                           $11,541    $454,566
                                                           =======    ========

INCOME TAXES

    The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial statements and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

    Prior to December 15, 1998, the Company had elected, for federal income tax purposes, to include its taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company had no provision for income taxes prior to December 15, 1998.

    The unaudited pro forma information presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has been determined assuming the Company had been taxed as a C corporation for income tax purposes using an effective tax rate of 34%. Prior to its acquisition of Power Circuits, Inc., the Company was not subject to state income taxes because of its location (Washington).

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EARNINGS PER SHARE

    Basic earnings per common share ("Basic EPS") excludes dilution and is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock.

    The following is a reconciliation of the numerator and denominator used to calculate Basic EPS and Diluted EPS:

                                       1997                                  1998                            1999
                       ------------------------------------   -----------------------------------   ----------------------
                         INCOME        SHARES     PER SHARE     INCOME       SHARES     PER SHARE     LOSS        SHARES
                       -----------   ----------   ---------   ----------   ----------   ---------   ---------   ----------
Basic EPS............  $10,013,120   15,675,000     $0.64     $8,427,469   15,675,000     $0.54     $(227,350)  22,311,986
Effect of warrants...                        --                                    --                              357,335
                       -----------   ----------     -----     ----------   ----------     -----     ---------   ----------
Diluted EPS..........  $10,013,120   15,675,000     $0.64     $8,427,469   15,675,000     $0.54     $(227,350)  22,669,321
                       ===========   ==========     =====     ==========   ==========     =====     =========   ==========

                         1999
                       ---------
                       PER SHARE
                       ---------
Basic EPS............   $(0.01)
Effect of warrants...
                        ------
Diluted EPS..........   $(0.01)
                        ======

    For the year ended December 31, 1999, options to purchase 2,289,313 shares of common stock were not considered for Diluted EPS because the exercise price was equal to the average fair value during the year.

CONCENTRATION OF CREDIT RISK

    In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer and electronics instrumentation industries. The Company performs ongoing credit evaluations of customers and does not require collateral. The Company regularly reviews its accounts receivable and makes provisions for potential losses.

    As of December 31, 1999, three customers in the aggregate accounted for 43% of total accounts receivable. As of December 31, 1998 two customers in the aggregate accounted for 32% of total accounts receivable. For the year ended December 31, 1999, two customers accounted for 19% and 17% of net sales. For the year ended December 31, 1998, two customers accounted for 24% and 12% of net sales. For the year ended December 31, 1997, two customers accounted for 25% and 21% of net sales. One of these customer's sales includes sales directed by this customer to other customers. If any one or group of these customers were lost or their receivables balances should be deemed to be uncollectable, it would have a material adverse effect on the Company's financial condition or results of operations.

RECENT ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133") "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement date of those instruments at fair value. Gains and losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. Based upon the nature of the financial instruments and hedging activities of the Company, this pronouncement would require the Company to reflect the fair

                             TTM TECHNOLOGIES, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) value of its derivative instruments (interest rate swaps) on the consolidated balance sheet. Changes in fair value of these derivatives will be reflected as a component of comprehensive income. The Company will adopt SFAS No. 133 effective January 1, 2001 and has not yet determined the impact of this statement on its financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amount of assets and liabilities as reported on the balance sheet at December 31, 1999 and 1998, which qualify as financial instruments, approximates fair value. The fair value of interest rate swap agreements held by the Company at December 31, 1999 and 1998 which were not recorded in the accompanying consolidated financial statements was $1,040,000 and $13,800, respectively, which represents the cash the Company would receive to settle these agreements.

3. RECAPITALIZATION AND STOCK PURCHASE

    On December 15, 1998, the Company, its existing shareholders and Circuit Holdings, LLC, entered into a recapitalization and stock purchase agreement. Under the agreement, the Company borrowed $62.5 million and paid cash dividends (including the payment of excess cash as defined in the agreement) totaling $59,481,663 to the existing shareholders. The existing shareholders sold 90% of their outstanding shares to Circuit Holdings, LLC as described in the agreement. In addition, the Company entered into notes payable with the existing shareholders with an aggregate undiscounted principal amount of $4.0 million. This transaction has been accounted for as a recapitalization because the Company did not become substantially wholly-owned by the new owners. In connection with this transaction, the Company incurred transaction expenses of $536,132 which were recorded as a reduction to retained earnings.

    As part of this agreement, the Company entered into a retention bonus plan agreement, which provides for retention bonuses to certain key employees totaling $12 million (see Note 5).

    For income tax purposes, the existing shareholders and Circuit Holdings, LLC agreed to file a Section 338(h)(10) election in accordance with the Internal Revenue Service ("IRS") rules and regulations. Generally, this election has the effect of characterizing a stock purchase as an asset purchase and requires that the adjusted grossed-up basis of the Company's shares be allocated to the acquired assets. This transaction resulted in significant differences between the financial reporting basis and adjusted tax basis of assets. These differences are generally deductible for income tax purposes over future periods as outlined in the IRS rules and regulations. The tax effect of these differences, consisting principally of goodwill, has been recorded as deferred tax assets for financial reporting purposes with a corresponding increase to retained earnings (see Note 7).

4. ACQUISITION OF POWER CIRCUITS, INC.

    In July 1999, the Company acquired the stock of Power Circuits, Inc. for approximately $97.8 million, which included direct acquisition costs of approximately $850,000. The acquisition was financed from borrowings under the Company's new credit facilities. The acquisition was accounted for under the purchase method of accounting. Accordingly, results of operations of Power Circuits, Inc. are included in the accompanying consolidated financial statements from the date of acquisition. The total goodwill and other intangibles recorded in connection with this acquisition were approximately

                             TTM TECHNOLOGIES, INC.

4. ACQUISITION OF POWER CIRCUITS, INC. (CONTINUED)
$90.1 million, which are deductible for income tax purposes over future periods in accordance with IRS rules and regulations.

    The unaudited pro forma information below presents the results of operations as if the Power Circuits acquisition occurred at the beginning of 1998, after giving effect to certain adjustments, including amortization of intangibles, elimination of nonrecurring bonuses, adjustments to reflect new incentive compensation and management fee arrangements, interest expense and amortization of deferred financing costs related to the acquisition debt and the related income tax effects. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of 1998 or of the results which may occur in the future.

                                                       1998           1999
                                                   ------------   ------------
Net sales........................................  $115,247,869   $124,315,513
Income before extraordinary item.................     5,357,357        622,740
Net income.......................................     5,359,357        622,740
Basic and diluted earnings per share.............  $       0.18   $       0.02

5. DEFERRED RETENTION BONUS

    On December 15, 1998, the Company entered into a retention bonus plan agreement. Under the agreement, the Company is required to pay, subject to certain restrictions, a total of $12 million to certain key employees no later than December 31, 2006. In the event employees leave the Company prior to becoming fully vested in the bonus, any unpaid amounts are payable to the selling shareholders under the stock purchase agreement as described in Note 3. Accordingly, the entire obligation has been recorded as a long-term liability along with the corresponding asset. In the event of a change in control of the Company, participating employees will receive 50% of the unforfeited retention bonus at the time of such change in control. In addition, the Company will deposit into a trust or escrow the remaining 50% to be paid to employees on the second anniversary of the change of control. The deferred retention bonus asset is being amortized over the five-year vesting period as set forth in the agreement, which resulted in expense of $77,000 in 1998 and $1,849,000 in 1999. The remaining deferred expense of $5,469,000 will be amortized as follows:
$1,849,000 in 2000, $1,811,000 in 2001, $925,000 in 2002, and $884,000 in 2003.

    In addition, under the agreement, the Company is required to make annual payments, similar to interest, which accrue at the rate of 10% per annum on the total unpaid retention bonus. Management believes that the 10% rate is a below market rate given the related-party nature of this obligation and the rate that would be appropriate for debt with similar risk characteristics (see Note 6). Accordingly, interest has been imputed at 20% resulting in an additional 10% interest on the $12,000,000 obligation. Accordingly, this resulted in an initial recorded present value of approximately $7,395,000. For the years ended
December 31, 1998 and 1999, approximately $61,600 and $1,480,000, respectively, has been recorded as interest expense in the accompanying consolidated financial statements, which includes the contractual 10% interest amount, and the additional amount to impute interest at 20%.

                             TTM TECHNOLOGIES, INC.

6. LONG-TERM DEBT

    Long-term debt consists of the following as of December 31, 1998 and 1999:

                                                                 1998           1999
                                                              -----------   ------------
A term loan payable to banks with interest ranging from
  LIBOR plus 2.25% to 3.25% or the Alternate Base rate plus
  0.75% to 1.75%, due in quarterly payments of various
  amounts through June 30, 2004 (see below).................  $        --   $ 36,562,500
B term loan payable to banks with interest ranging from
  LIBOR plus 3.50% to 3.75% or the Alternate Base rate plus
  to 2.25%, due in quarterly payments of various amounts
  through June 30, 2005 (see below).........................           --     74,625,000
Revolving loan commitment with banks, interest ranging from
  LIBOR plus 2.25% to 3.25% or the Alternate Base rate plus
  0.75% to 1.75%, (see below)...............................           --      6,500,000
Swingline loan subfacility with banks, interest ranging from
  Alternate Base rate plus 0.75% to 1.75%, (see below)......           --      1,668,000
Senior subordinated notes payable to TCW/Crescent Mezzanine
  Partners II L.P. with interest at 12.0%, with quarterly
  interest-only payments through January 13, 2006 (see
  below)....................................................           --     10,563,454
Subordinated notes payable to shareholders with interest at
  10%, semi-annual interest-only payments, with $4,000,000
  principal payment due December 14, 2006 (interest imputed
  at 20%, initial present value of $2,465,000)..............    2,467,049      2,560,077
Revolving loan and A and B term loans with a bank, paid in
  full in 1999 as a result of refinancing...................   62,900,000             --
                                                              -----------   ------------
Total long-term debt........................................   65,367,049    132,479,031
Less current maturities.....................................   (2,600,000)    (3,562,500)
                                                              -----------   ------------
Long-term debt, less current maturities.....................  $62,767,049   $128,916,531
                                                              ===========   ============

    The aggregate amount of principal maturities of long-term debt at December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $  3,562,500
2001........................................................     6,375,000
2002........................................................    10,125,000
2003........................................................    12,937,500
2004........................................................    42,562,500
Thereafter..................................................    56,916,531
                                                              ------------
                                                              $132,479,031
                                                              ============

    The Company's A and B term loans, revolving loans and swingline loans are with several banks pursuant to a credit agreement dated July 13, 1999. All borrowings are collateralized by the assets of the Company. The agreement provides, among other things, for borrowings on the revolver of up to

                             TTM TECHNOLOGIES, INC.

6. LONG-TERM DEBT (CONTINUED)
the lesser of $12.5 million or the borrowing base, as defined in the agreement and up to $2.5 million on the swingline loan subfacility. The revolving and swingline loan commitments expire on June 30, 2004. The Company is required to pay a quarterly commitment fee of .50% on the unused revolver commitment under the agreement. As of December 31, 1999, the Alternate Base rate was 10.25% and the LIBOR rate was 6.19%. The amount added to the LIBOR rate or the Alternate Base rate varies depending upon the Company's leverage ratios as defined in the agreement. The Company's outstanding A and B term loans, revolving loans and swingline loans under this agreement had a weighted average interest rate of 9.81% at December 31, 1999. Borrowing availability under the agreement was $6,832,000 at December 31, 1999. During 1999, the proceeds from the borrowings were used to retire certain debt before the contractual due date. Prepayment of this debt resulted in an extraordinary write-off of debt issuance costs of $1,483,169, net of an income tax benefit of $834,283.

    The agreements with banks contain certain financial and other covenants. These covenants include capital expenditure limits, leverage and interest coverage ratios, consolidated EBITDA and various other covenants. At December 31, 1999, the Company was in compliance with these covenants.

    As of December 31, 1999, the Company has entered into interest rate swap agreements with two banks (the "counterparty") which are designated as a partial hedge of the Company's variable rate debt. The agreements obligate the Company to make fixed payments to the counterparty which, in turn, is obligated to make variable payments to the Company. The amount to be paid or received is measured by applying contractually agreed upon variable and fixed rates to the notional amounts of principal. The notional amounts, which decrease over the term of the agreement, are used to measure the contractual amounts to be received or paid and do not represent the amount of exposure to credit loss. The agreements terminate through December 31, 2001 and have notional amounts ranging from $20.0 million to $38.0 million. At December 31, 1999, the fixed rates on the contracts range from 5.08% to 6.36% and the variable rates under the contracts range from 5.51% to 6.19%. Net amounts paid or received on these swaps are recorded as an adjustment to interest expense.

    On July 13, 1999, the Company issued an aggregate of $12.5 million in senior subordinated notes to TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leveraged Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., each of which is a shareholder, with interest at 12.0%. In connection therewith, the Company issued warrants for the purchase of 767,220 shares of common stock at an exercise price of $0.000026 per share. The
$12.5 million has been allocated between the notes and the warrants based on the relative fair values at the date of issuance. This resulted in allocating $10,481,000 to the notes and $2,019,000 to the warrants. The difference between the face amount of the notes and the amount allocated to the notes is recorded as interest expense over the term of the notes. The Company may redeem all or any of the notes, in whole or in part, during the 12-month period beginning
July 13, 1999, 2000, 2001, 2002, 2003 and 2004 (and thereafter) at a redemption price of 105%, 104%, 103%, 102%, 101% or 100%, respectively of the unpaid principal balance on the notes. In the event of a sale or initial public offering, the Company may redeem all of the notes during the 12-month period beginning July 13, 1999, 2000 and 2001 (and thereafter) at a redemption price of 102%, 102% and 100%, respectively. The Company is required to redeem the notes in the event of a change in control as defined in the agreement.

                             TTM TECHNOLOGIES, INC.

7. INCOME TAXES

    Effective December 15, 1998, in connection with a recapitalization, the Company's S Corporation election was terminated. The Company generated a loss for the period in 1998 after the termination of the S corporation status.

    The components of the provision for income taxes for the year ended December 31, 1999 are as follows (excluding the $834,283 deferred benefit allocated to the extraordinary item):

Current provision...........................................  $     --
Deferred provision:
  Federal...................................................   789,659
  State.....................................................    46,451
                                                              --------
Total provision for income taxes............................  $836,110
                                                              ========

    The following is a reconciliation between the statutory federal income tax rate and the Company's 1999 effective income tax rate which is derived by dividing the provision for income taxes by the income before income taxes and extraordinary item:

Statutory federal income tax rate...........................    34.0%
State income taxes, net of federal benefit..................     2.2
Other.......................................................     3.8
                                                                ----
Total provision for income taxes............................    40.0%
                                                                ====

    The components of the net deferred tax assets at December 31, 1998 and 1999 are as follows:

                                                        1998          1999
                                                     -----------   -----------
Deferred tax assets:
  Tax goodwill related to recapitalization.........  $26,112,482   $25,786,187
  Operating loss carryforwards.....................       91,690     1,759,256
  Deferred retention bonus.........................       42,500       693,321
  Deferred compensation interest...................           --       103,936
  Other............................................       10,200            --
                                                     -----------   -----------
    Total..........................................   26,256,872    28,342,700
Valuation allowance................................  (13,256,872)  (14,798,111)
                                                     -----------   -----------
                                                      13,000,000    13,544,589
Deferred tax liabilities:
  Goodwill amortization from Power Circuits, Inc.
    acquisition....................................           --      (278,842)
  Other............................................           --      (267,574)
                                                     -----------   -----------
Net deferred income tax asset......................  $13,000,000   $12,998,173
                                                     ===========   ===========

    A valuation allowance is provided when it is more likely than not that all or some portion of the deferred tax assets will not be realized. At the date of our recapitalization, December 14, 1998, we determined that a valuation allowance was required based upon the estimate of our ability to generate

                             TTM TECHNOLOGIES, INC.

7. INCOME TAXES (CONTINUED)
future taxable income over a period, sufficient to realize this asset. The primary deferred tax asset, tax goodwill, will be amortized over a 15-year period. At December 31, 1999, we reassessed the realizability of our deferred tax assets and concluded, based upon generating a tax net operating loss of $4.9 million, among other factors, that the valuation allowance was still necessary. The amount of the net deferred tax assets considered realizable, however, could change in the near term based on changing conditions.

    At December 31, 1999, the Company has tax net operating loss carryforwards of approximately $4,887,000 which expire through 2019.

8. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    The Company leases facilities and manufacturing equipment under noncancellable operating leases with terms expiring through 2018. The facilities are leased from related parties (see Note 12). Future minimum lease payments under these leases as of December 31, 1999 are as follows:

YEAR ENDING DECEMBER 31,
------------------------
2000........................................................  $1,564,905
2001........................................................   1,564,905
2002........................................................   1,564,905
2003........................................................     406,409
2004........................................................     303,600
Thereafter..................................................   4,477,900
                                                              ----------
Future minimum lease payments...............................  $9,882,624
                                                              ==========

    Total rent expense for the years ended December 31, 1997, 1998 and 1999 was approximately $809,000, $983,000 and $1,409,000, respectively.

LEGAL MATTERS

    The Company is subject to various legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

ENVIRONMENTAL MATTERS

    The process to manufacture printed circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use, handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

                             TTM TECHNOLOGIES, INC.

8. COMMITMENTS AND CONTINGENCIES (CONTINUED)
CASH INCENTIVE COMPENSATION PLAN

    Effective January 1, 1999 the Company has established a cash incentive compensation plan to provide a means of retaining and attracting capable employees and increasing the incentive of key employees. Eligible employees receive a bonus equal to a percentage of earnings before interest, taxes, depreciation and amortization ("EBITDA"), as defined in the agreement. The bonus percentage, which ranges from 1.5% to 4.0%, is based upon achieving certain target levels of EBITDA. The term of the agreement is for five successive one-year periods. For the year ended December 31, 1999, no amounts were earned under this plan.

9. DIVIDENDS TO SHAREHOLDERS

    During 1998, the Company made dividends to shareholders totaling $70,686,427. The 1998 dividends include the amounts made in connection with the recapitalization and stock repurchase agreement (see Note 3). Of the total $70,686,427 of dividends in 1998, non cash dividends totaled $2,519,136 of which $2,465,136 related to the Company's note payable to stockholder (see Note 6) and the remaining $54,000 related to the value of vehicles which were distributed to the shareholders.

10. STOCK OPTION PLAN

    On December 15, 1998, the Company adopted the Management Stock Option Plan (the "Plan"). The Plan as amended in 1999, provides for issuance of a maximum of 2,778,750 shares of the Company's common stock. Stock options may be granted as "Incentive Stock Options" (as defined by the Internal Revenue Code and awards) or nonqualified options. The exercise price is determined by the compensation committee of the Board of Directors and may not be less than the fair market value at the date of the grant. Each option and award shall vest and expire as determined by the Compensation Committee. Options expire no later than 10 years from the grant date. The Plan expires on December 1, 2008. A summary of stock option activity is as follows:

                                                        SHARES     EXERCISE PRICE
                                                       ---------   --------------
Granted during 1998 and outstanding at December 31,
  1998...............................................  1,065,902        $2.63
  Granted in 1999....................................  1,330,002        $2.63
  Forfeited in 1999..................................   (106,591)       $2.63
                                                       ---------
Outstanding at December 31, 1999.....................  2,289,313        $2.63
                                                       =========
Exercisable at December 31, 1999.....................    145,779        $2.63
                                                       =========

    As of December 31, 1999, of the 2,289,313 options outstanding, 1,197,952 options vest equally over 5 years from the grant date. Options to purchase 1,091,361 shares vest on the eighth anniversary of the date of grant, however upon the occurrence of certain events including a sale of shares by the majority shareholder or a merger, a portion of these options will vest earlier based upon the annual rate of return of the common stock, as defined in the agreement. The weighted average remaining contractual life of options outstanding at December 31, 1999 was 9.4 years.

    During 1999, the Company modified the vesting for options to purchase 426,360 shares. The options previously vested over 5 years subject to the Company meeting specific EBITDA targets each

                             TTM TECHNOLOGIES, INC.

10. STOCK OPTION PLAN (CONTINUED)
year and were modified to vest on the eighth anniversary of the grant date, or accelerate based upon the occurrence of certain liquidity events as described above.

    The Company accounts for stock options issued to employees, officers and directors under Accounting Principles Board Opinion No. 25 and the related interpretations and provides pro forma disclosures as required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"). Had compensation cost been determined in accordance with SFAS No. 123, the Company's net income (loss) would have been changed to the following pro forma amounts:

                                                           1998        1999
                                                        ----------   ---------
Net income (loss):
  As reported.........................................  $8,427,469   $(227,350)
  Pro forma...........................................   8,420,426    (457,893)
Earnings per share (both basic and diluted):
  As reported.........................................        0.54       (0.01)
  Pro forma...........................................        0.54       (0.02)

    For pro forma disclosure purposes, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for the grants in 1999 and 1998: zero dividend yield; zero expected volatility; risk-free rate of 6.5% for 1999 and 5.2% for 1998; and expected life of 8 years for 1999 and 7 years for 1998. For purposes of the pro forma disclosure, the estimated fair value of the stock options is amortized over the estimated life of the respective stock options.

11. EMPLOYEE BENEFIT PLAN

    The Company maintains a profit sharing plan covering substantially all of its full-time employees, except participants in the cash incentive plan. At the direction of the Board of Directors, the Company may contribute up to 15% of an eligible employee's salary to the plan. For the years ended December 31, 1997, 1998 and 1999, contributions accrued to the plan were approximately $1,700,000, $1,200,000 and $1,125,000, respectively. These amounts were paid to the plan subsequent to each year-end.

    The Company's subsidiary maintains a 401(k) savings plan (the "Plan") under which all full-time employees 18 years of age or older with at least one year or 1,000 hours of service are eligible to participate. Under the Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. Employer contributions of $18,313 were made during the period from July 15, 1999 to December 31, 1999.

12. RELATED-PARTY TRANSACTIONS

    In connection with the recapitalization transaction (see Note 3), T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP, affiliates of certain principal shareholders of the Company, were paid transaction fees and expenses totaling $1.2 million of which $840,000 was

                             TTM TECHNOLOGIES, INC.

12. RELATED-PARTY TRANSACTIONS (CONTINUED) capitalized as debt issuance costs and $360,000 was charged against retained earnings as a cost of the recapitalization.

    In connection with the purchase of Power Circuits, Inc. (see Note 4), T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP, affiliates of certain principal shareholders of the Company, were paid transaction fees and expenses totaling $1.6 million of which $986,000 was capitalized as debt issuance costs and $569,000 was recorded as acquisition costs.

    The Company has management agreements with T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP which requires management fees totaling $600,000 per year. Under the agreement, T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP will provide corporate finance, strategic and capital planning and other advisory services. For the years ended 1998 and 1999, expense under the agreements were $12,500 and $439,400, respectively.

    The Company has issued subordinated notes payable to shareholders (see
Note 6).

    The Company leases facilities from Harbor Building, LLC, a business owned by the former owners of Power Circuits, Inc. and now minor shareholders and employees of the Company. Total rent expense for the period from July 15, 1999 to December 31, 1999 was approximately $115,000. The lease expires in 2018. The Company has the option of purchasing the facilities on or before July 13, 2004 for approximately $3,413,000.

13. FOREIGN SALES

    Sales representing more than 5% of the Company's net sales by country are as follows:

                                                          1997          1998           1999
                                                       -----------   -----------   ------------
United States........................................  $61,357,761   $67,161,462   $ 89,619,374
Canada...............................................    3,875,067     1,055,973      1,038,538
England..............................................    7,150,089     6,758,802      4,387,240
Singapore............................................           --       584,850     10,546,252
Other................................................    4,537,888     2,964,782        856,014
                                                       -----------   -----------   ------------
  Total..............................................  $76,920,805   $78,525,869   $106,447,418
                                                       ===========   ===========   ============

14. STOCK SPLIT AND CHANGE IN AUTHORIZED COMMON STOCK

    In connection with an initial public offering of common stock, the Company will effect a 380 for 1 stock split and a change in the authorized common stock to 100,000,000 shares. This stock split has been retroactively reflected in the accompanying financial statements for all periods presented.

                             TTM TECHNOLOGIES, INC.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

                                                              AS OF JULY 3, 2000
                                                              -------------------
ASSETS
Current assets:
  Cash......................................................      $    564,852
  Accounts receivable, net..................................        28,007,252
  Inventories...............................................         5,015,515
  Prepaid expenses and other current assets.................           384,186
                                                                  ------------
    Total current assets....................................        33,971,805
                                                                  ------------
Property, plant and equipment, net..........................        29,994,701
                                                                  ------------
Other assets:
  Deferred retention bonus, net.............................         4,545,085
  Debt issuance costs, net..................................         3,900,686
  Deferred income taxes.....................................        10,568,704
  Intangible assets, net....................................        85,508,910
  Other.....................................................         1,023,408
                                                                  ------------
    Total...................................................       135,541,494
                                                                  ------------
                                                                  $169,513,299
                                                                  ============
CURRENT LIABILITIES:
  Current maturities of long-term debt......................      $  4,500,000
  Accounts payable..........................................         6,634,880
  Accrued salaries, wages and benefits......................         7,011,073
  Other accrued expenses....................................         1,471,141
                                                                  ------------
    Total current liabilities...............................        19,617,094
                                                                  ------------
LONG-TERM LIABILITIES:
  Long-term debt, less current maturities...................       120,353,955
  Deferred retention bonus payable..........................         7,851,560
                                                                  ------------
    Total long-term liabilities.............................       128,205,515
                                                                  ------------
SHAREHOLDERS' EQUITY:
  Common stock..............................................        37,827,155
  Accumulated deficit.......................................       (17,848,759)
  Deferred stock-based compensation.........................          (306,706)
  Common stock warrants.....................................         2,019,000
                                                                  ------------
    Total shareholders' equity..............................        21,690,690
                                                                  ------------
                                                                  $169,513,299
                                                                  ============

   The accompanying notes are an integral part of this condensed consolidated balance sheet.

                             TTM TECHNOLOGIES, INC.

             UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                                                   TWO QUARTERS ENDED
                                                              -----------------------------
                                                              JULY 4, 1999    JULY 3, 2000
                                                              -------------   -------------
Net sales...................................................   $43,774,071     $88,160,585
Cost of goods sold..........................................    35,484,358      60,830,139
                                                               -----------     -----------
  Gross profit..............................................     8,289,713      27,330,446
                                                               -----------     -----------
Operating Expenses:
  Sales and marketing.......................................     1,198,183       4,026,843
  General and administrative................................       789,428       3,392,424
  Amortization of intangibles...............................            --       2,403,811
  Amortization of deferred retention bonus..................       924,427         924,430
  Management fees...........................................       150,000         500,000
                                                               -----------     -----------
    Total operating expenses................................     3,062,038      11,247,508
                                                               -----------     -----------
Operating income............................................     5,227,675      16,082,938
                                                               -----------     -----------
Other income (expense):
  Interest expense..........................................    (3,564,840)     (7,626,527)
  Amortization of debt issuance costs.......................      (264,962)       (494,943)
  Other, net................................................         7,514         208,721
                                                               -----------     -----------
    Total other expense, net................................    (3,822,288)     (7,912,749)
                                                               -----------     -----------
Income before income taxes..................................     1,405,387       8,170,189
Income taxes................................................       496,192       3,032,035
                                                               -----------     -----------
Net income..................................................   $   909,195     $ 5,138,154
                                                               ===========     ===========
Earnings per share:
  Basic earnings per share..................................   $      0.06     $      0.17
  Diluted earnings per share................................   $      0.06     $      0.16

  The accompanying notes are an integral part of these condensed consolidated statements.

                             TTM TECHNOLOGIES, INC.

           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                   TWO QUARTERS ENDED
                                                              -----------------------------
                                                              JULY 4, 1999    JULY 3, 2000
                                                              -------------   -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................   $   909,195     $ 5,138,154
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization on property and equipment...     1,540,997       2,374,572
  Loss on sale of property and equipment....................        67,122           1,832
  Amortization of intangibles...............................            --       2,403,811
  Stock-based compensation..................................            --          15,449
  Amortization of deferred retention bonus..................       924,428         924,430
  Amortization of debt issuance costs.......................       264,962         478,942
  Non-cash interest imputed on long-term liabilities........       186,056         322,864
  Deferred income taxes.....................................       119,028       2,429,469
  Changes in operating assets and liabilities:
    Accounts receivable, net................................     1,835,431      (6,984,298)
    Inventories.............................................      (348,894)        976,901
    Income tax receivable...................................       (73,636)        532,474
    Prepaid expenses and other..............................      (120,107)        (64,091)
    Other assets............................................        65,347          46,395
    Accounts payable........................................      (827,566)        134,297
    Accrued expenses........................................      (143,854)      3,355,688
                                                               -----------     -----------
      Net cash provided by operating activities.............     4,398,509      12,086,889
                                                               -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................      (524,924)     (4,843,053)
  Proceeds from sale of property and equipment..............        58,800          19,000
                                                               -----------     -----------
      Net cash used in investing activities.................      (466,124)     (4,824,053)
                                                               -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term debt......................    (1,900,000)     (7,780,500)
  Common stock offering costs...............................            --        (233,846)
                                                               -----------     -----------
    Net cash used in financing activities...................    (1,900,000)     (8,014,346)
                                                               -----------     -----------
Net increase (decrease) in cash.............................     2,032,385        (751,510)
Cash at beginning of period.................................       197,289       1,316,362
                                                               -----------     -----------
Cash at end of period.......................................   $ 2,229,674     $   564,852
                                                               ===========     ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest....................................   $ 3,599,505     $ 7,181,311
  Cash paid for income taxes................................       450,000              --

  The accompanying notes are an integral part of these condensed consolidated statements.

                             TTM TECHNOLOGIES, INC.

         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statement prepared in accordance with accounting principles generally accepted in the United States, have been condensed or omitted pursuant to such rules and regulations. These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which in the opinion of management, are necessary to present fairly the results of operations of the Company for the periods presented. It is suggested that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

    The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

2. INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Inventories as of July 3, 2000 consist of the following:

Raw materials...............................................  $1,762,709
Work-in-process.............................................   3,085,169
Finished goods..............................................     167,637
                                                              ----------
                                                              $5,015,515
                                                              ==========

3. EARNINGS PER COMMON SHARE

    The following is a reconciliation of the numerator and denominator used to calculate basic earnings per common share and diluted earnings per common share for the two quarters ended July 4, 1999 and July 3, 2000:

                                                JULY 4, 1999                         JULY 3, 2000
                                      ---------------------------------   -----------------------------------
                                       INCOME      SHARES     PER SHARE     INCOME       SHARES     PER SHARE
                                      --------   ----------   ---------   ----------   ----------   ---------
Basic EPS...........................  $909,195   15,675,000     $0.06     $5,138,154   29,925,000     $0.17
Effect of stock options and
  warrants..........................                     --                             2,104,079
                                      --------   ----------     -----     ----------   ----------     -----
Diluted EPS.........................  $909,195   15,675,000     $0.06     $5,138,154   32,029,079     $0.16
                                      ========   ==========     =====     ==========   ==========     =====

4. STOCK-BASED COMPENSATION

    During the two quarters ended July 3, 2000, the Company issued options to employees to purchase 381,900 shares of common stock with an exercise price of $2.63 per share and options to purchase 38,000 shares of common stock with an exercise price of $7.04 per share. In addition, options to purchase 98,753 shares were forfeited. Of the 419,900 options granted during the two quarters, options to purchase 209,950 shares vest on the eighth anniversary of the date of grant or earlier upon the occurance of certain events as described in the agreements and options to purchase 209,950 shares vest equally over five years from the grant date.

                             TTM TECHNOLOGIES, INC.

4. STOCK-BASED COMPENSATION (CONTINUED)
    In connection with these stock options, the Company recorded deferred stock-based compensation in the aggregate amount of $322,155 representing the difference between the deemed fair value of the Company's common stock for accounting purposes and the exercise price of stock options at the date of grant. The Company is amortizing the deferred stock-based compensation over the option vesting periods. For the two quarters ended July 3, 2000, amortization expense was $15,449. At July 3, 2000, the remaining stock-based compensation of $306,706 is estimated to be amortized as follows: $26,301 for the remainder of fiscal 2000, $52,350 in 2001, $52,350 in 2002, $52,350 in 2003, $52,350 in 2004,
$26,658 in 2005 and $44,347 thereafter. The amount of deferred stock-based compensation expense to be amortized could change during these periods as a result of accelerated vesting changes and forfeitures.

    In June 2000, the stock option plan was amended to provide for the issuance of a maximum of 5,600,000 shares of common stock.

    At July 3, 2000, there were outstanding options to purchase 2,572,460 shares of common stock with an exercise price of $2.63 and options to purchase 38,000 shares with an exercise price of $7.04.

5. RELATED-PARTY TRANSACTION

    For the two quarters ended July 4, 1999 and July 3, 2000 total management fees and expenses under the agreements with T.C. Management Partners IV, L.L.C. and Brockway Moran & Partners Management, LLP were $150,000 and $500,000 respectively.

6. SUBSEQUENT EVENTS

    In connection with an initial public offering of common stock, the Company intends to amend and consolidate the existing the management agreements with T.C. Management, L.L.C. T.C. Management IV, L.L.C. and Brockway Moran & Partners Management LLP and will pay a one-time fee of $1.5 million.

    The Company intends to use the proceeds from its offering to buy-out its deferred retention bonus obligation for approximately $10.8 million and to repay other long-term debt. These transactions will result in the write-off of debt issuance costs and will result in losses on early retirement of debt. The amount of such write-offs and losses will depend in part on the amount of proceeds received from the offering.

    In connection with an initial public offering of common stock, the Company will effect a 380 for 1 stock split and a change in the authorized common stock to 100,000,000 shares. This stock split has been retroactively reflected in the accompanying financial statements for all periods presented.

    Prior to the Company's initial public offering, the Company will adopt an equity compensation plan (the "Plan"). The purpose of the plan is to attract, motivate and retain officers, employees and consultants and reward such individuals for their contribution to the Company's success. The Plan provides for the grant of a variety of equity-based awards including, without limitation, stock options, incentive stock options, restricted stock, stock awards and stock appreciation rights. The Company has initially reserved 2,000,000 shares of common stock for issuance under this Plan which may be increased by an additional 3,600,000 shares over the ten-year life of the plan.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Power Circuits, Inc.:

    We have audited the accompanying statements of income, shareholders' equity and cash flows of Power Circuits, Inc. (a California corporation) for the period from January 1, 1999 to July 14, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Power Circuits, Inc. for the period from January 1, 1999 to July 14, 1999 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
August 26, 1999

                         REPORT OF INDEPENDENT AUDITORS

To Power Circuits, Inc.:

    We have audited the accompanying statements of income, shareholders' equity and cash flows of Power Circuits, Inc. for the years ended December 31, 1997 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Power Circuits, Inc. for the years ended December 31, 1997 and 1998 in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP

Newport Beach, California
January 28, 1999

                              POWER CIRCUITS, INC.

                              STATEMENTS OF INCOME

                                                      YEAR ENDED DECEMBER 31,
                                                     -------------------------   JANUARY 1, 1999 TO
                                                        1997          1998        TO JULY 14, 1999
                                                     -----------   -----------   -------------------
Net sales..........................................  $40,034,000   $36,722,000       $17,868,000
Cost of goods sold.................................   20,085,000    19,841,000        10,267,000
                                                     -----------   -----------       -----------
    Gross profit...................................   19,949,000    16,881,000         7,601,000
                                                     -----------   -----------       -----------
Operating expenses:
  Selling and marketing............................    3,476,000     2,814,000         1,323,000
  General and administrative.......................    3,383,000     3,502,000         1,686,000
  Nonrecurring bonuses.............................           --            --         3,395,000
                                                     -----------   -----------       -----------
    Total operating expenses.......................    6,859,000     6,316,000         6,404,000
                                                     -----------   -----------       -----------
Operating income...................................   13,090,000    10,565,000         1,197,000
                                                     -----------   -----------       -----------
Other income (expense):
  Interest expense, net............................     (222,000)     (201,000)          (99,000)
  Other, net.......................................       23,000       155,000           158,000
                                                     -----------   -----------       -----------
    Total other income.............................     (199,000)      (46,000)           59,000
                                                     -----------   -----------       -----------
Income before provision for state franchise
  taxes............................................   12,891,000    10,519,000         1,256,000
Provision for state franchise taxes................       57,000         1,000             1,000
                                                     -----------   -----------       -----------
Net income.........................................  $12,834,000   $10,518,000       $ 1,255,000
                                                     ===========   ===========       ===========
Unaudited pro forma information:
  Income before income taxes.......................  $12,891,000   $10,519,000       $ 1,256,000
  Income taxes.....................................    4,770,000     3,892,000           465,000
                                                     -----------   -----------       -----------
  Net income.......................................  $ 8,121,000   $ 6,627,000       $   791,000
                                                     ===========   ===========       ===========

        The accompanying notes are in integral part of these statements.

                              POWER CIRCUITS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                        COMMON STOCK
                                                     -------------------    RETAINED
                                                      SHARES     AMOUNT     EARNINGS        TOTAL
                                                     --------   --------   -----------   -----------
Balance, December 31, 1996.........................   6,443     $52,000    $ 5,354,000   $ 5,406,000
  Shareholder tax distributions and dividends......      --          --    (10,720,000)  (10,720,000)
  Net income.......................................      --          --     12,834,000    12,834,000
                                                      -----     -------    -----------   -----------

Balance, December 31, 1997.........................   6,443      52,000      7,468,000     7,520,000
  Shareholder tax distributions and dividends......      --          --     (9,071,000)   (9,071,000)
  Net income.......................................      --          --     10,518,000    10,518,000
                                                      -----     -------    -----------   -----------

Balance, January 1, 1999...........................   6,443      52,000      8,915,000     8,967,000
  Shareholder tax distributions and dividends......      --          --     (2,577,000)   (2,577,000)
  Net income.......................................      --          --      1,255,000     1,255,000
                                                      -----     -------    -----------   -----------

Balance, July 14, 1999.............................   6,443     $52,000    $ 7,593,000   $ 7,645,000
                                                      =====     =======    ===========   ===========

        The accompanying notes are an integral part of these statements.

                              POWER CIRCUITS, INC.

                            STATEMENTS OF CASH FLOWS

                                                        YEAR ENDED DECEMBER 31,    JANUARY 1, 1999
                                                       -------------------------          TO
                                                          1997          1998        JULY 14, 1999
                                                       -----------   -----------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.........................................  $12,834,000   $10,518,000      $1,255,000
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Depreciation.....................................      638,000       802,000         507,000
    Loss (gain) on sale of equipment.................      132,000        34,000          (8,000)
      Changes in operating assets and liabilities:
        Accounts receivable, net.....................     (240,000)   (1,218,000)       (921,000)
        Inventories..................................       (6,000)      (48,000)        (79,000)
        Deposits and other...........................      (12,000)      (29,000)       (155,000)
        Accounts payable and accrued liabilities.....      600,000       388,000       4,876,000
                                                       -----------   -----------      ----------
            Net cash provided by operating
              activities.............................   13,946,000    10,447,000       5,475,000
                                                       -----------   -----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment..........   (2,386,000)   (2,139,000)     (1,481,000)
  Proceeds from sale of property, plant and
    equipment........................................      100,000         8,000          30,000
                                                       -----------   -----------      ----------
            Net cash used in investing activities....   (2,286,000)   (2,131,000)     (1,451,000)
                                                       -----------   -----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of notes payable............    1,563,000     2,868,000              --
  Principal payments on notes receivable.............   (1,646,000)   (2,164,000)     (1,574,000)
  Shareholder tax distributions and dividends........  (10,720,000)   (9,071,000)     (2,577,000)
  Collection of notes receivable.....................       13,000       103,000              --
  Related party (advances) repayments................      (50,000)       50,000              --
                                                       -----------   -----------      ----------
            Net cash used in financing activities....  (10,840,000)   (8,214,000)     (4,151,000)
                                                       -----------   -----------      ----------
Net increase (decrease) in cash......................      820,000       102,000        (127,000)
Cash at beginning of period..........................    1,518,000     2,338,000       2,440,000
                                                       -----------   -----------      ----------
Cash at end of period................................  $ 2,338,000   $ 2,440,000      $2,313,000
                                                       ===========   ===========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest...........  $   306,000   $   290,000      $  145,000
                                                       ===========   ===========      ==========

        The accompanying notes are an integral part of these statements.

                              POWER CIRCUITS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

    Power Circuits, Inc. ("the Company") was incorporated under the laws of the State of California. The Company is a manufacturer of complex printed circuit boards ("PCBs") used in sophisticated electronic equipment. The Company sells to a variety of original equipment manufacturers located both within and outside of the United States.

    On July 14, 1999, the Company was acquired by an unrelated entity. These financial statements represent the operations of the Company prior to the completion of the transaction.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from those estimates in the near term.

REVENUE RECOGNITION

    The Company derives its revenue primarily from the sale of PCBs using customer supplied engineering and design plans and recognizes revenues when products are shipped to the customer.

INVENTORIES

    Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The Company uses the following estimated useful lives:

Buildings...................................................  40 years
Building improvements.......................................  34-40 years
Machinery and equipment.....................................  7-10 years

    Major renewals and betterments are capitalized and depreciated over their estimated useful lives while minor expenditures for maintenance and repairs are charged to expense as incurred.

INCOME TAXES

    The Company has elected for federal and state income tax purposes to include its taxable income with that of its shareholders (an S Corporation election). The provision for income taxes represents the 1.5% state franchise tax which is based on the Company's California taxable income. The difference between the expected income tax rate and the Company's effective tax rate is primarily attributable to the utilization of enterprise zone and manufacturing investment tax credits. The Company makes distributions to its shareholders for the payment of income taxes.

    The unaudited pro forma information presents the pro forma effects on historical net income adjusted for a pro forma provision for income taxes. The pro forma provision for income taxes has

                              POWER CIRCUITS, INC.

been determined assuming the Company had been taxed as a C corporation for federal and state income tax purposes using an effective tax rate of 37%.

CONCENTRATION OF CREDIT RISK

    In the normal course of business, the Company extends credit to its customers, which are concentrated in the computer, telecommunications, and electronics instrumentation industries. The Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company regularly reviews its accounts receivable and makes provisions for potential losses.

    Total sales to one customer approximated 48% and 24% of net sales in 1997 and 1998, respectively. For the period from January 1, 1999 to July 14, 1999, this customer accounted for 9% of net sales. This customer represented approximately 22%, 17% and 13% of trade accounts receivable at December 31, 1997 and 1998 and July 14, 1999, respectively.

3.  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

    In March 1998, the Company entered into a noncancellable long-term operating lease for an industrial facility owned by Harbor Building, LLC, an affiliated entity which expires in 2018.

    As of July 14, 1999, the future minimum lease payments under noncancellable operating leases are as follows:

YEAR ENDING DECEMBER 31,
------------------------
1999 (July 15-Dec. 31)......................................  $  126,500
2000........................................................     276,000
2001........................................................     276,000
2002........................................................     276,000
2003........................................................     299,000
Thereafter..................................................   4,781,500
                                                              ----------
                                                              $6,035,000
                                                              ==========

    Total rent expense for the year ended December 31, 1998 and for the period from January 1, 1999 to July 14, 1999 was approximately $224,000 and $161,000, respectively.

LEGAL MATTERS

    The Company is subject to various legal matters, which it considers normal for its business activities. Management believes, after consultation with legal counsel, that these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

ENVIRONMENTAL MATTERS

    The process to manufacture circuit boards requires adherence to city, county, state and federal environmental regulations regarding the storage, use handling and disposal of chemicals, solid wastes and other hazardous materials as well as air quality standards. Management believes that its facilities comply in all material respects with environmental laws and regulations. The Company has in the past

                              POWER CIRCUITS, INC.

received certain notices of violations and has been required to engage in certain minor corrective activities. There can be no assurance that violations will not occur in the future.

4.  EMPLOYEE BENEFIT PLAN

    The Company maintains a 401(k) savings plan (the "Plan") under which all full-time employees 18 years of age or older with at least one year or 1,000 hours of service are eligible to participate. Under the Plan, eligible employees voluntarily contribute to the Plan up to 15% of their salary through payroll deductions. Employer contributions may be made by the Company at its discretion based upon matching employee contributions, within limits, and profit sharing provided for in the Plan. Employer contributions of $29,800, $42,400 and $20,625 were made for 1997 and 1998 and for the period from January 1, 1999 to July 14, 1999, respectively.

5.  BONUSES

    In July 1999, just prior to the sale of the Company, the Company paid one-time bonuses to its employees totaling $3,395,000.

                                     [LOGO]

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                               [ALTERNATE COVER]


                SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2000.


                                     [LOGO]

                                7,500,000 SHARES
                                  COMMON STOCK


    TTM Technologies, Inc. is offering 5,625,000 shares of its common stock and the selling stockholders are selling an additional 1,875,000 shares. This is our initial public offering and no public market currently exists for our shares. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "TTMI." We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.


                            ------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                             ---------------------

                                                                      PER SHARE                     TOTAL
                                                              -------------------------   -------------------------
Public Offering Price.......................................  $                           $
Underwriting Discounts and Commissions......................  $                           $
Proceeds to TTM Technologies, Inc...........................  $                           $
Proceeds to the Selling Stockholders........................  $                           $

    THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


    TTM Technologies, Inc. and some of its existing shareholders have granted the underwriters a 30-day option to purchase up to an additional 1,125,000 shares of common stock, of which up to 843,750 will be sold by us and up to 281,250 will be sold by the selling stockholders, to cover over-allotments.


                            ------------------------

ROBERTSON STEPHENS INTERNATIONAL

          CHASE H&Q

                     DONALDSON, LUFKIN & JENRETTE

                               FIRST UNION SECURITIES, INC.

               THE DATE OF THIS PROSPECTUS IS             , 2000.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts, payable by the Registrant in connection with the sale of the securities being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

SEC registration fee........................................  $   34,155
NASD filing fee.............................................      13,428
Nasdaq National Market listing fee..........................      30,000
Printing and engraving expenses.............................     225,000
Legal fees and expenses.....................................     750,000
Accounting fees and expenses................................     375,000
Blue sky fees and expenses..................................       5,000
Transfer agent and registrar fees...........................      20,000
Miscellaneous...............................................      47,417
                                                              ----------
Total.......................................................  $1,500,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.3 hereto) and Bylaws (Exhibit 3.4 hereto), which will be in effect immediately upon the closing of this offering, require the registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate a director's liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) unlawful distributions to shareholders, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Amended and Restated Articles of Incorporation (Exhibit 3.3 hereto), which will be in effect immediately upon the closing of this offering, contain provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

    In addition, the Registrant intends to enter into separate indemnification agreements, the form of which is attached as Exhibit 10.19 to this Registration Statement and incorporated herein by reference, with its directors and certain executive officers and key employees. The indemnification agreements provide these executive officers, directors and key employees with indemnification against liabilities that arise because of their status or service to the maximum extent permitted by the WBCA. These agreements could require the Registrant, to advance expenses to these individuals incurred as a result of any proceeding against them as to which they could be indemnified.

    The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification between the underwriters and the registrant from and against certain liabilities arising in connection with the offering which is the subject of this Registration Statement.

    The Registrant also intends to obtain in conjunction with the effectiveness of the Registration Statement a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    During the last three years, TTM Technologies has issued the following securities without registration under the Securities Act of 1933, as amended (the "Securities Act"):


    1. In December 1998, Pacific Circuits, our existing stockholders and Circuit Holdings entered into a recapitalization and stock purchase agreement. Under the agreement, we borrowed $62.5 million and paid cash dividends totaling $59.5 million to existing stockholders, Circuit Holdings purchased
14,107,500 shares of our common stock at $2.63 per share from existing stockholders and we issued a subordinated note to an existing stockholder to secure a $4.0 million loan from this stockholder.


    2. In July 1999, we acquired Power Circuits and recorded the acquisition under the purchase method of accounting. The excess purchase price over the fair market value of the net tangible assets acquired was approximately
$90.1 million of which $72.1 million was allocated to goodwill and $18.0 million was allocated to identifiable intangibles. We financed
$31.9 million of the purchase price through the issuance of 12,112,500 shares of our common stock at $2.63 per share to Circuit Holdings and the remainder through our senior credit facility and our senior subordinated credit facility.

    3. In July 1999, in connection with the Power Circuits acquisition, TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leverage Income Trust, L.P. and TCW Leveraged Income Trust II, L.P., and four of our employees purchased an aggregate of 2,023,500 shares of our common stock at $2.63 per share.

    4. In July 1999, in connection with the Power Circuits acquisition, we issued 114,000 shares of our common stock at $2.63 per share.


    5. In July 1999, we issued to TCW/Crescent Mezzanine Partners II, L.P., TCW/Crescent Mezzanine Trust II, TCW Leverage Income Trust, L.P. and TCW Leveraged Income Trust II, L.P. warrants to purchase 767,220 shares of our common stock at an exercise price of $.000026 per share. None of the warrants will remain outstanding after the completion of this offering. The warrants have an expiration date of July 2009. In connection with the issuance of the warrants, we issued an aggregate of $12.5 million in senior subordinated notes to these entities.


    All of the foregoing sales of our common stock were made in reliance on
Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising.

    The recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(A) EXHIBITS:


            1.1         Form of Underwriting Agreement.

            2.1**       Form of Plan of Reorganization.

            2.2**       Recapitalization and Stock Purchase Agreement dated as of
                          December 15, 1998 by and among Circuit Holdings, LLC, the
                          Registrant and Lewis O. Coley, III, the Colleen Beckdolt
                          Trust No. 2 and the Ian Lewis Coley Trust No. 2.

            3.1**       Registrant's Amended Articles of Incorporation.

            3.2**       Registrant's Amended Bylaws.

            3.3**       Form of Restated Articles of Incorporation to be in effect upon consummation of the offering.

            3.4**       Form of Restated Bylaws to be in effect upon the
                          consummation of the offering.

            4.1**       Form of Registrant's common stock certificate.

            4.2**       Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit
                          Holdings, LLC.

            4.3**       Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers listed on
                          Schedule I thereto.

            4.4**       Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers of Warrants
                          listed on Schedule I thereto.

            4.5**       Warrant Agreement dated as of July 13, 1999 by and among the
                          Registrant and the Purchasers party thereto.

            4.6**       Subscription Agreement dated as of July 13, 1999 among the
                          Registrant and Purchasers of Company Common Stock listed
                          on Schedule I thereto.

            5.1         Opinion of Karr Tuttle Campbell, P.S.

           10.1**       Credit Agreement dated as of July 13, 1999 among the
                          Registrant, Circuit Holdings, LLC, the Lenders parties
                          hereto, First Union National Bank, Dresdner Bank AG,
                          Sunstrust Bank and First Union Securities Inc.

           10.2**       Securities Purchase Agreement dated as of July 13, 1999 by and among the Registrant and the Subsidiary Guarantors
                          named herein.

           10.3**       Subordinated Note dated as of December 15, 1998 issued to
                          Lewis O. Coley, III.

           10.4**       Management and Consulting Agreement, dated December 11,
                          1998, among Registrant, T.C. Management L.L.C. and
                          Brockway Moran & Partners Management, L.P.

           10.5**       Management and Consulting Agreement dated, July 14, 1998,
                          among the Registrant, TC Management IV, L.L.C. and
                          Brockway Moran & Partners Management, L.P.

           10.6**       Form of Amended, Restated and Consolidated Management and
                          Consulting Agreement to be entered into upon consummation
                          of the offering among the Registrant, T.C. Management
                          L.L.C., T.C. Management IV, L.L.C. and Brockway Moran &
                          Partners Management, L.P.

           10.7**       Employment Agreement dated as of August 3, 2000 between the
                          Registrant and Kenton K. Alder.

           10.8**       Offer Letter dated as of February 25, 2000 between the
                          Registrant and Stacey M. Peterson.

           10.9**       Employment Agreement dated as of December 15, 1998 between the Registrant and Gary L. Reinhart.

           10.10**      Employment Agreement dated as of December 15, 1998 between the Registrant and Steven K. Pointer.

           10.11**      Employment Agreement dated as of December 15, 1998 between the Registrant and George M. Dalich.

           10.12**      Employment Agreement dated as of December 15, 1998 between the Registrant and Gene L. Tasche.

           10.13**      Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and James H. Eisenberg.

           10.14**      Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and Dale W. Anderson.

           10.15**      Amended and Restated Management Stock Option Plan.

           10.16**      Form of Management Stock Option Agreement.

           10.17**      Form of 2000 Equity Compensation Plan.

           10.18**      1998 Retention Bonus Plan.

           10.19**      Form of Indemnification Agreement with directors, officers and key employees.

           10.20**      Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.

           10.21**      Standard Industrial/Commercial Single-Tenant Lease dated as of March 9, 1998 between Harbor Building, LLC and Power
                          Circuits, Inc.

           10.22**      First Amendment to Lease dated as of February 1999 by Harbor
                          Building, LLC and Power Circuits, Inc.

           10.23**      Statutory Warranty Deeds for Redmond Facility.

           21.1**       Subsidiaries of the Registrant.

           23.1         Consent of Arthur Andersen LLP.

           23.2         Consent of Ernst & Young LLP regarding Power Circuits, Inc.

           23.3         Consent of Simon Dadoun & Co., P.S.

           23.4         Consent of Karr Tuttle Campbell, P.S. (included in opinion filed as Exhibit 5.1).

           24.1**       Power of Attorney pursuant to which amendments to this
                          registration statement may be filed (included on the
                          signature page in Part II).

           99.1         Consent of Director Nominee (John G. Mayer).

           99.2         Consent of Director Nominee (James K. Bass).


---------


**  Filed previously.


(B) FINANCIAL STATEMENT SCHEDULES.

    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under

"Item 14--Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such manner as requested by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, TTM Technologies has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 20th day of September, 2000.


                                                       TTM TECHNOLOGIES, INC.

                                                       By:             /s/ KENTON K. ALDER
                                                            -----------------------------------------
                                                                      Name: Kenton K. Alder
                                                               Title: PRESIDENT AND CHIEF EXECUTIVE
                                                                             OFFICER

    Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                  TITLE                         DATE
                  ---------                                  -----                         ----
              KENTON K. ALDER*                 President, Chief Executive Officer
    ------------------------------------         and Director (Principal            September 20, 2000
               Kenton K. Alder                   Executive Officer)

           /s/ STACEY M. PETERSON              Chief Financial Officer and
    ------------------------------------         Secretary (Principal Financial     September 20, 2000
             Stacey M. Peterson                  and Accounting Officer)

            JEFFREY W. GOETTMAN*
    ------------------------------------       Chairman of the Board                September 20, 2000
             Jeffrey W. Goettman

              MICHAEL E. MORAN*
    ------------------------------------       Vice-Chairman of the Board           September 20, 2000
              Michael E. Moran

          PHILIP M. CARPENTER III*
    ------------------------------------       Director                             September 20, 2000
           Philip M. Carpenter III

            DOUGLAS L. MCCORMICK*
    ------------------------------------       Director                             September 20, 2000
            Douglas L. McCormick


*By:                 /s/ STACEY M. PETERSON
             --------------------------------------
                       Stacey M. Peterson
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

(A) EXHIBITS:


            1.1         Form of Underwriting Agreement.

            2.1**       Form of Plan of Reorganization.

            2.2**       Recapitalization and Stock Purchase Agreement dated as of
                          December 15, 1998 by and among Circuit Holdings, LLC, the
                          Registrant and Lewis O. Coley, III, the Colleen Beckdolt
                          Trust No. 2 and the Ian Lewis Coley Trust No. 2.

            3.1**       Registrant's Amended Articles of Incorporation.

            3.2**       Registrant's Amended Bylaws.

            3.3**       Form of Restated Articles of Incorporation to be in effect upon consummation of the offering.

            3.4**       Form of Restated Bylaws to be in effect upon the
                          consummation of the offering.

            4.1**       Form of Registrant's common stock certificate.

            4.2**       Registration Rights Agreement dated as of December 15, 1998 among the Registrant, Lewis O. Coley, III and Circuit
                          Holdings, LLC.

            4.3**       Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers listed on
                          Schedule I thereto.

            4.4**       Registration Rights Agreement dated as of July 13, 1999
                          among the Registrant and certain Purchasers of Warrants
                          listed on Schedule I thereto.

            4.5**       Warrant Agreement dated as of July 13, 1999 by and among the
                          Registrant and the Purchasers party thereto.

            4.6**       Subscription Agreement dated as of July 13, 1999 among the
                          Registrant and Purchasers of Company Common Stock listed
                          on Schedule I thereto.

            5.1         Opinion of Karr Tuttle Campbell, P.S.

           10.1**       Credit Agreement dated as of July 13, 1999 among the
                          Registrant, Circuit Holdings, LLC, the Lenders parties
                          hereto, First Union National Bank, Dresdner Bank AG,
                          Sunstrust Bank and First Union Securities Inc.

           10.2**       Securities Purchase Agreement dated as of July 13, 1999 by and among the Registrant and the Subsidiary Guarantors
                          named herein.

           10.3**       Subordinated Note dated as of December 15, 1998 issued to
                          Lewis O. Coley, III.

           10.4**       Management and Consulting Agreement, dated December 11,
                          1998, among the Registrant, T.C. Management, L.L.C. and
                          Brockway Moran & Partners Management L.P.

           10.5**       Management and Consulting Agreement, dated July 14, 1999,
                          among the Registrant, T.C. Management IV, L.L.C. and
                          Brockway Moran & Partners Management L.P.

           10.6**       Form of Amended, Restated and Consolidated Management and
                          Consulting Agreement to be entered into upon consummation
                          of the offering among the Registrant, T.C. Management,
                          L.L.C., T.C. Management IV, L.L.C. and Brockway Moran &
                          Partners Management, L.P.

           10.7**       Employment Agreement dated as of August 3, 2000 between the
                          Registrant and Kenton K. Alder.

           10.8**       Offer Letter dated as of February 25, 2000 between the
                          Registrant and Stacey M. Peterson.

           10.9**       Employment Agreement dated as of December 15, 1998 between the Registrant and Gary L. Reinhart.

           10.10**      Employment Agreement dated as of December 15, 1998 between the Registrant and Steven K. Pointer.

           10.11**      Employment Agreement dated as of December 15, 1998 between the Registrant and George M. Dalich.

           10.12**      Employment Agreement dated as of December 15, 1998 between the Registrant and Gene L. Tasche.

           10.13**      Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and James H. Eisenberg.

           10.14**      Employment Agreement dated as of July 13, 1999 between Power
                          Circuits, Inc. and Dale W. Anderson.

           10.15**      Amended and Restated Management Stock Option Plan.

           10.16**      Form of Management Stock Option Agreement.

           10.17**      Form of 2000 Equity Compensation Plan.

           10.18**      1998 Retention Bonus Plan.

           10.19**      Form of Indemnification Agreement with directors, officers and key employees.

           10.20**      Lease Agreement dated as of July 19, 1995 between the Port of Skagit County and the Registrant.

           10.21**      Standard Industrial/Commercial Single-Tenant Lease dated as of March 9, 1998 between Harbor Building, LLC and Power
                          Circuits, Inc.

           10.22**      First Amendment to Lease dated as of February 1999 by Harbor
                          Building, LLC and Power Circuits, Inc.

           10.23**      Statutory Warranty Deeds for Redmond Facility.

           21.1**       Subsidiaries of the Registrant.

           23.1         Consent of Arthur Andersen LLP.

           23.2         Consent of Ernst & Young LLP regarding Power Circuits, Inc.

           23.3         Consent of Simon Dadoun & Co., P.S.

           23.4         Consent of Karr Tuttle Campbell, P.S. (included in opinion filed as Exhibit 5.1).

           24.1**       Power of Attorney pursuant to which amendments to this
                          registration statement may be filed (included on the
                          signature page in Part II).

           99.1         Consent of Director Nominee (John G. Mayer).

           99.2         Consent of Director Nominee (James K. Bass).


---------


**  Filed previously.